10-31-01

02016442

U.S. SECURITIES AND EXC.
Washington, D.C. 20549

FORM 40-F

[ ] Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2001 Commission File Number 1-14446

The Toronto-Dominion Bank
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

Primary Standard Industrial Classification Code
6081

I.R.S. Employer Identification Number
13-5640479

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Victor Huebner, The Toronto-Dominion Bank
31 West 52nd Street, New York, New York 10019-6101
(212) 468-0610
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A
(Title of Class)

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)

N/A
(Title of Class)

For annual reports indicate by check mark the information filed with this Form:

[√] Annual information form [√] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

Common Shares	628,451,159
Class A First Preferred Shares, Series G	7,000,000
Class A First Preferred Shares, Series H	9,000,000
Class A First Preferred Shares, Series I	16,065
Class A First Preferred Shares, Series J	16,383,935
Class A First Preferred Shares, Series K	6,000,000
Class A First Preferred Shares, Series L	2,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _ No √

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes √ No _

This Annual Report on Form 40-F contains The Toronto-Dominion Bank 2001 Annual Report (which includes audited annual financial statements and management's discussion and analysis of operating performance) and Annual Information Form dated February 26, 2002.

The following exhibits are being filed with this Annual Report on Form 40-F:

1. Independent Auditors' Report of Ernst & Young LLP dated November 15, 2001 in relation to The Toronto-Dominion Bank's 2001 and 2000 Audited Financial Statements included in the Annual Report filed under this Form 40-F.

2. Consent of the Independent Auditor, Ernst & Young LLP dated February 26, 2002.

3. Consent of Ernst & Young LLP and PricewaterhouseCoopers LLP dated February 26, 2002.

4. Consent of Ernst & Young LLP and KPMG LLP dated February 26, 2002.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE TORONTO-DOMINION BANK

EXHIBITS

INDEX TO EXHIBITS

<u>No.</u> <u>Exhibit</u>

1. Independent Auditors' Report of Ernst & Young LLP dated November 15, 2001 in relation to The Toronto-Dominion Bank's 2001 and 2000 Audited Financial Statements included in the Annual Report filed under this Form 40-F.

2. Consent of the Independent Auditor, Ernst & Young LLP dated February 26, 2002.

3. Consent of Ernst & Young LLP and PricewaterhouseCoopers LLP dated February 26, 2002.

4. Consent of Ernst & Young LLP and KPMG LLP dated February 26, 2002.

Focusing on what matters

TD BANK FINANCIAL GROUP 146TH ANNUAL REPORT 2001



TD Bank Financial Group

TD Bank Financial Group offers a full range of financial products and services to over 13 million customers in Canada and around the world. We're organized into four businesses, each of which contributes to our overall success.

TD Canada Trust

Personal and commercial banking

Retail

50% OF TOTAL OPERATING CASH BASIS NET INCOME[1]

A leader in personal and commercial banking in Canada, with about 10 million personal, small business and commercial customers.

Provides a full range of financial products and services to personal customers anywhere, anytime – through our more than 1,200 branches that offer the best banking hours in the country, the telephone, the web or our more than 2,700 automated banking machines.

Provides lending, deposit, savings and investment products to Canadian businesses, plus a full range of day-to-day banking, cash management, trade and treasury services.

Provides a full range of products, services and access channels to U.S. personal and business customers, and will provide electronic banking services to customers in the United Kingdom in 2002, subject to regulatory approval.

TD Securities

Wholesale banking

Wholesale

42% OF TOTAL OPERATING CASH BASIS NET INCOME[1]

The most profitable wholesale bank in Canada.

Provides financial products and services to meet the needs of corporate, government and institutional clients around the world.

Has leading expertise in five key areas of finance:

- investment banking
- debt capital markets
- institutional equities
- private equity
- foreign exchange.

TD WATERHOUSE

Self-directed brokerage

Retail

3% OF TOTAL OPERATING CASH BASIS NET INCOME[1]

A world leader in self-directed investing, servicing more than 3.3 million active customer accounts worldwide.

Provides investors and financial advisors with a broad range of brokerage, mutual fund, banking and other consumer financial products on an integrated basis.

Services customers in the United States, Canada, the United Kingdom and Australia, and through joint ventures in Japan, India, Hong Kong and Luxembourg.

TD Waterhouse is wholly-owned by TD Bank as of November 26, 2001.

TD Wealth Management

Asset management, full service brokerage and financial planning

Retail and wholesale

5% OF TOTAL OPERATING CASH BASIS NET INCOME[1]

One of Canada's largest asset managers, advisors and distributors of investment products, with more than $119 billion in assets under management.

Provides mutual funds, pooled funds, segregated account management and brokerage services to individual customers and investment management services to pension funds, corporations, institutions, endowments, foundations and high net worth individuals.

TD Mutual Funds is the fifth largest mutual fund manager in Canada, managing approximately $30.3 billion for more than 1.4 million investors in 73 mutual funds and 30 managed portfolios.

TD Quantitative Capital, which manages indexed, enhanced and structured assets for institutional, high net worth and retail customers, is the largest index and quantitative manager in Canada.

[1] Operating cash basis net income measures are explained in supplementary tables 1 and 2 on pages 32 and 33.

Investors. Customers. Employees.



TD Bank Financial Group is its people. We are more than 13 million investors, customers and employees in Canada and around the world.

What matters to each of you also matters to us. That's why we're focused on building the best Canadian-based financial institution in North America for our customers and employees, and why we'll continue to find ways to deliver solid returns to our shareholders.

This annual report is for our shareholders. It tells you what we've achieved this year and about our plans for the future. We invite you to read through it and find out more.

Financial highlights

OPERATING CASH BASIS NET INCOME



$2.2
1.9
1.6
1.3
1.0
97
98
99
00
01

$2.158 BILLION

Operating cash basis net income is our "bottom line" and a key measure of our performance. This year, operating cash basis net income increased by 7%. Operating cash basis net income measures are explained in supplementary tables 1 and 2 on pages 32 and 33.

○ Operating cash basis net income

OPERATING CASH BASIS EARNINGS AND DIVIDENDS PER SHARE



$3.50
2.75
2.00
1.25
.50
$1.09
97
98
99
00
01

$3.31

Operating cash basis earnings per share tells us how much money shareholders would receive for each share if we distributed all of our operating cash basis earnings to shareholders. This year, operating cash basis earnings per share increased by 5% to $3.31. This allowed us to increase the dividends we paid out to shareholders by 18%.

○ Operating cash basis earnings per share

○ Dividends per share

Key performance measures and goals

OPERATING CASH BASIS RETURN ON EQUITY

Goal 2001:	17% to 20%
RESULT 2001:	18%
Average of four other major Canadian banks	17%
Goal 2002:	17% to 20%

Operating cash basis return on equity, or ROE, broadly measures how effectively we use the money our shareholders invest in us. Our ROE goal takes into consideration our outlook for economic business conditions in each of the markets in which our businesses operate.

OPERATING CASH BASIS EFFICIENCY RATIO FOR TD CANADA TRUST

Goal 2001:	61%
RESULT 2001:	59.6%
Average of four other major Canadian banks	62%
Goal 2002:	58.5%

The efficiency ratio measures how much in non-interest expenses we spend to generate one dollar of revenue, which tells us how efficiently we're operating. The lower the percentage, the greater our efficiency. Our efficiency ratio goal has been established for TD Canada Trust, as the efficiency ratio is a more relevant measure for retail banking operations. Our goal for 2002 is 58.5% on an operating cash basis and excluding funding costs related to the Canada Trust acquisition.

MARKET CAPITALIZATION



$25
20
15
10
5
0
00
01

$22.6 BILLION

Market capitalization is a measure of the size of a company. It's calculated by multiplying the share price (as at October 31, 2001) by the number of shares outstanding. Our market capitalization decreased by 13% over last year, while our peers were flat.

- TD Bank
- Average of four other major Canadian banks

TOTAL SHAREHOLDER RETURN



$4
3
2
1
0

$3.8 MILLION

A $10,000 investment in TD shares on October 31, 1960, with dividends reinvested quarterly, was worth $3,813,000 at the end of October, 2001. That's 138% better than the average of our peers.

- TD Bank
- Average of four other major Canadian banks

Source: BMO Nesbitt Burns, Total Return Performance: The World Series Among the "Big 5", November 10, 2000, updated with supplementary information from quarterly Bank reports.

PROVISION FOR CREDIT LOSSES[1]

Long-term goal:	.35%
RESULT 2001:	.48%
Average of four other major Canadian banks	.73%

The provision for credit losses ratio measures how much money we set aside from our earnings to cover loan losses, in relation to total loans. The higher the ratio, the more we're setting aside.

[1] As a percentage of net average loans including customers' liability under acceptances and excluding securities purchased under resale agreements and excluding increases in general allowances.

Focusing on what matters

TD Bank Financial Group delivered solid results for 2001, and we have many accomplishments. That's a remarkable achievement in a year of tough markets and a slowing economy.

This year we faced two big challenges: the integration of our Canada Trust acquisition and the impact of the economy and the markets on our businesses, particularly our traditionally strong self-directed brokerage and telecommunications lending franchises. Our businesses managed these challenges – and accomplished a great deal more – with considerable resilience and expertise.

This success wouldn't have been possible without our strong team of employees – we've never asked more of them and we're proud of their tremendous capability, flexibility and professionalism.

TD Canada Trust, our personal and commercial bank, completed two critical things this year: the integration of Canada Trust and the implementation of a single brand across the country. Our merger with Canada Trust was the largest financial services merger ever completed in Canada. It brought together hundreds of branches, thousands of employees and millions of customers, and took us from being the fifth largest retail bank in Canada to being the leader in most of our retail businesses.

When we announced our intention to acquire Canada Trust in August 1999, we set specific goals for cost management, customer satisfaction and growth in revenue and market share. We're on track to reach all of these goals, and are pleased to say that during this critical phase we actually increased our market share in personal non-term deposits by 106 basis points, ranking us #1 among the major financial institutions in Canada. We appreciate the confidence our customers have placed in us, and we thank them for their patience and understanding during the times our integration went less smoothly than we had hoped.

TD Securities, our integrated wholesale bank, delivered record earnings and return on equity with its diverse business portfolio. Among its many successes for 2001 were the integration of Newcrest Capital's institutional equities business, and the completion of a landmark series of cross-border offerings for TELUS Corporation with total proceeds of $9.2 billion – the largest corporate financing ever completed by a Canadian issuer.

TD Waterhouse, our self-directed brokerage, opened more than 535,000 new accounts despite dramatic declines in stock market activity and trading volumes across the industry. This growth in accounts strengthened our customer base and is a reflection of the continuing and long-term shift toward individual stock ownership and self-directed online investing.

TD Wealth Management, our asset management, advice and distribution group, increased assets under management from $112 billion to $119 billion. These gains came from new institutional mandates and mutual fund sales, demonstrating the strength of its diverse businesses.

A *clear focus*

In this year's annual report we describe our focus on investors, customers and employees. We believe – and our experience has shown us – that the best way to run our business profitably is to make sure the interests of all three are aligned. We're serious about making sure we're serving our customers well, and about treating our employees the way we want them to treat our customers – both of which contribute to increasing value for our investors.

We do this in our retail businesses by following a disciplined, analytical approach to measuring customer and employee satisfaction, identifying problems early and solving them as quickly as possible – an approach that's working so well in our retail banking business that we're expanding it to other areas of our organization.

A successful strategy

Keeping focused requires considerable commitment, thought and planning across all of our businesses and all levels of our organization. Fundamental to this have been our four *strategic imperatives:*

- to achieve scale
- to maintain momentum
- to be where banking is going
- to engage in activities that are at least North American in scope.

Scale

Achieving scale is essential for us because, in our view, without scale it becomes increasingly difficult to compete both internationally and at home.

At TD, we build, buy and borrow in order to achieve scale. For example, we've built scale as a wholesale banker through TD Securities. We've bought scale through our acquisitions of Waterhouse Investor Services, Canada Trust and Newcrest Capital. We also continue to borrow scale by outsourcing and teaming up with other firms.

Our objective is to achieve scale as quickly as possible, but not at the expense of our required internal rate of return. We make acquisitions only if they allow us to be a key player in a market. For example, the acquisition and launch of TD Newcrest early in the year strengthened TD Securities' position in institutional equities and investment banking.



Charlie Baillie: left
Ed Clark: right

Momentum

We gain momentum by working together to find ways to take advantage of the strengths by each of our businesses.

For example, now that the integration of TD Canada Trust is virtually complete, we're able to draw on our large retail banking client base to maintain our leading position in retail banking and to build our wealth management business. In addition, buying back the remaining shares of TD Waterhouse Group's common stock allows us to more closely integrate our wealth management businesses, simplify our operations and provide us with more flexibility to meet customer needs.

Be where banking is going

Banking is e-commerce. Our e-commerce strategies touch the entire organization, and we've made great progress this year in our goal to deliver a fully integrated range of products and services to all of our customers whenever they want, and through whatever channel they choose.

Our strength in electronic banking complements our retail branch system in Canada, allows us to provide banking services to TD Waterhouse in the United States and enables us to expand into the United Kingdom and other key markets. This strategy has placed us among the leaders in the industry in electronic financial services, with 3.5 million online customers in Canada and around the world.

North American in scope

Growth opportunities in Canada are limited and for us to continue to be competitive we need to be involved in businesses that are at least North American in scope. We've already made great strides in self-directed brokerage, electronic banking and investment banking, and we're building on this to help expand our presence outside Canada.

In September we announced a plan to offer banking services to Wal-Mart customers in the United States through our wholly-owned subsidiary, TD Bank USA, FSB, a federally chartered savings bank, subject to regulatory approval. We're planning to offer chequing and savings accounts in as many as 100 Wal-Mart stores to start, which will help us build a strong U.S. retail customer base.

Results that count

Our four strategic imperatives will be more important than ever to guide our decisions in 2002, which is likely to be another challenging year for the economy and the markets.

But in the end it all comes down to people: how effective we are in ensuring our employees can help their customers keep and grow their business with us; how disciplined we are in analyzing and making decisions about the services we provide and the products we offer to ensure that we're building value for our investors; and how well we adapt when the environment in which we operate changes.

The people at TD Bank Financial Group have a history of successfully adapting to change. We're working together to build the best Canadian-based financial institution in North America for our customers and employees, and to make money for our investors.

This is what matters – and what will set us apart in the years to come.

A. Charles Baillie
Chairman and
Chief Executive Officer

W. Edmund Clark
President and
Chief Operating Officer

Toronto
January 24, 2002

About TD Bank Financial Group



They say that organizations are more than the sum of their parts, and that's certainly true for TD.

We are a personal and commercial bank, a wholesale bank, a self-directed brokerage and an asset manager advisor and distributor. But we're also much more. We are a team of over 51,000 people with a shared goal: to be the best Canadian-based financial institution in North America.

This section of our annual report describes our businesses and their strategies for success.

It also shows you how we are sharing that success with the communities in which we work.

TD Canada Trust

TD Canada Trust is Canada's leading personal and commercial bank as well as the industry leader in customer service and electronic banking.

See Segmented financial results | page 22

On August 3, 1999 when we announced our acquisition of Canada Trust, we made a promise to build a better bank for our investors, customers and employees.

We're pleased to say that when we completed the retail branch conversion of TD Bank and Canada Trust in August 2001, we put the major integration hurdles behind us – and behind our customers.

We now have one suite of products, one brand and one system across Canada in branches and through ABMs on the web and over the telephone. Our customers have better branch hours, access to more branches and ABMs, as well as a broader product line than ever before.

Our merger with Canada Trust was the largest financial services merger in Canada and we completed it while increasing operating cash basis net income, revenue and market share. This remarkable achievement comes as a direct result of the hard work and dedication of our employees across the country, also the loyalty and patience of our customers.

Making customers comfortable

As successful as it was, the integration was only the beginning of our promise to build a better bank. The next step is to create a more comfortable experience for our customers.

We've been using our unique Customer Satisfaction Index (CSI) to understand what our customers need, identify issues early and respond to them quickly.

Every year we survey more than 278,000 TD Canada Trust customers within 24 hours of their banking experience. We systematically capture the data, measure it, give feedback to our people, and track and compensate employees on the results.

The result this year is a CSI that was only slightly below target (82.1%, short of our goal of 82.3%). We again ranked #1 in the Canadian Facts 2001 Market Facts CSI Study using the Excellent and Very Good categories. The results of our customer focus have also been confirmed by an increase in our non-term deposit market share, which has grown 106 basis points since the August 1999 merger announcement, ranking us first among the major financial institutions in Canada.

We'll continue to use CSI as a key measure to help us keep our customers comfortable during branch mergers in 2002. We've already merged 92 branches, sold 13 to satisfy Competition Bureau requirements, and are planning to merge another 148 branches by the end of fiscal 2002.

We'll continue to work hard over the next year to ensure our customers are affected as little as possible by the branch mergers. Most merging branches are within two kilometres of each other. We'll notify customers well in advance, answer their questions, and if there are problems, fix them quickly and cheerfully.

INTEGRATION BY NUMBERS

In August 2001 we completed our conversion of TD Bank and Canada Trust, creating a single, consistent brand across the country. This took incredible hard work and dedication by everyone at TD Bank Financial Group. Here are some numbers to give you an idea of the magnitude of the undertaking:

- 435 Canada Trust branches converted to TD Canada Trust systems
- 896 TD branches rebranded to TD Canada Trust
- 2,524 ABMs converted or rebranded
- 2,300,000 people now bank online with TD
- 3,662,000 personalized communications packages sent to customers
- 5,600,000 access cards mailed to customers
- some 9,500,000 personal banking relationships with TD

Giving employees what they need

We know we can't ask employees to make customers comfortable unless they have the knowledge, skills and tools they need. Our first step has been to conduct surveys and focus groups with employees across the country to find out what we can do to help them do their jobs better. We're also expanding our measurement and tracking of employee satisfaction.

We've built a team of the best people in the industry and we're working together to find every way possible to make TD Canada Trust the best Canadian-based personal and commercial bank in North America.

OPERATING CASH BASIS NET INCOME


$1,090 MILLION
$1,200
800
400
0
99
00
01

KEY RESULTS

Our merger with Canada Trust was the largest financial services merger in Canada.

Through this process we have successfully increased our market share in personal non-term deposits by 106 basis points, ranking us #1 among the major financial institutions in Canada.

We're also on track to reach the other goals we set in August 1999:
- cost management
- customer satisfaction
- revenue
- market share

THE BUSINESSES OF TD CANADA TRUST

- **TD Canada Trust** – provides a full range of financial products and services to personal customers anywhere, anytime – through our more than 1,200 branches that offer the best banking hours in the country, the telephone, the web or our more than 2,700 automated banking machines.
- **TD Commercial Banking** – provides lending, deposit, savings and investment products to Canadian businesses, plus a full range of day-to-day banking, cash management, trade and treasury services.
- **TD Insurance** – provides auto, home, life, critical illness and travel insurance directly to individuals and small businesses.
- **TD Meloche Monnex** – provides auto, home, travel and small business insurance to professional, alumni and student associations.
- **TD Waterhouse Bank, N.A.** – a leading U.S. electronic bank offering a full suite of products and services to customers in the U.S.
- **TD Waterhouse Bank, N.V.** – subject to regulatory approval, will provide a full suite of electronic banking services to customers in the United Kingdom.
- **TD Bank USA, FSB** – subject to regulatory approval, will offer a selection of FDIC-insured chequing and savings accounts, as well as certificates of deposit through in-store financial centres in U.S. Wal-Mart stores. A federally chartered savings bank, TD Bank USA would offer these services through an agreement with Wal-Mart Stores, Inc.



TD Securities

TD Securities is the wholesale banking arm of TD Bank Financial Group. We provide financial products and services to meet the needs of corporate, government and institutional clients.

See Segmented financial results | page 22

TD Securities is the most profitable wholesale bank in Canada. We know that our success is linked to our strong client relationships. That's why our focus has always been on providing innovative, integrated financial and strategic solutions to a wide range of clients in North America and around the globe.

The completion of our acquisition of Newcrest Capital, one of Canada's leading independent investment dealers, enhanced our ability to deliver outstanding service to our clients, strengthening our position in institutional equities and investment banking.

Our clients rely on our ideas, expertise and integrity, especially during times of market volatility like we've experienced this year. This is reflected in the key role TD Securities played in many significant transactions in 2001.

We continued our global leadership in media, telecommunications and technology, advising Moffat Communications Ltd. in the $1.3 billion acquisition of Moffat by Shaw Communications, Corus Entertainment Inc. in its $625 million acquisition of Nelvana Inc., and CGI Group Inc. in its $100 million acquisition of Star Data Systems Inc.

We built on our strength and expertise in the utilities industry, acting as financial advisor to EPCOR Utilities Inc. in its $110 million acquisition of UtiliCorp Networks Canada, Alberta's retail electricity business, and to The City of Mississauga in Hydro Mississauga's strategic alliance with Borealis Energy Corporation, a division of OMERS. Both the EPCOR and the Hydro Mississauga deals were the first of their kind ever done in Canada.

We achieved many other successes for our clients in 2001, including:

- completing a series of landmark financing transactions for TELUS Corporation with total proceeds of $9.2 billion, which collectively represent the largest corporate financing ever completed by a Canadian issuer
- advising British Energy in its $3.2 billion lease transaction for certain Ontario Power Generation's nuclear plants
- leading a $650 million structured equity issue for Triax Capital Holdings Ltd., structured for the retail investing market
- leading the issue of $554 million exchangeable debentures in addition to a secondary sale of Abitibi-Consolidated shares by Quebecor Inc.
- co-leading a $600 million 5.7% bond issue by a real estate subsidiary of the Ontario Teachers Pension Plan Board

Strength in diversity

Despite challenging economic conditions, TD Securities continued to deliver strong earnings and return on equity on an operating cash basis. Our solid trading performance in these market conditions are generated mostly from lower risk activities related to client transactions or market arbitrage opportunities, and are well-diversified across interest rate, foreign exchange, credit and equity risks.

Our improved performance in institutional equity trading and our increase in market share of equity underwriting reflects the success of our strategic acquisition of Newcrest Capital. TD Capital, our private equity arm, also provided a valuable contribution.

The strength in our core businesses was also supported by good expense control and prudent management of credit risk in our corporate banking business. At the end of this year, we restructured to reduce expenses and better position ourselves for long-term growth.

These results demonstrate the strength of our strategy to diversify our businesses across product, geographic and industry sector groups. They also reflect our ability to identify opportunities that offer sustainable franchise value, positioning us well to manage the current weaker market conditions.

Creating momentum within TD Bank Financial Group

Our businesses are highly integrated within TD Bank Financial Group, another key advantage and one that will continue to offer attractive opportunities to TD Securities and to our clients.

We work closely with TD Evergreen, TD Bank Financial Group's full-service brokerage, and TD Waterhouse, its self-directed brokerage, to offer integrated products and services.

We also work with TD Canada Trust, developing products for retail banking clients and building relationships with commercial banking clients.

OPERATING CASH BASIS NET INCOME


$1,000
750
500
250
0
99
00
01
$914 MILLION

STRONG RESULTS

- Most profitable year ever, and topped all other Canadian investment banks in profitability
- Diverse portfolio of businesses driving consistent earnings and revenue growth
- Significant gains in market share in institutional equities, equity and debt underwritings, foreign exchange

TD SECURITIES – FIVE KEY AREAS OF EXPERTISE

- **Investment banking** – provides financial advice, capital-raising services and credit to clients in Canada, the U.S., Europe, Asia and Australia.
- **Debt capital markets** – provides trading, sales and origination of money market, investment and non-investment grade fixed income products and interest rate and credit derivatives for clients in Canada, the U.S., Europe, Asia and Australia.
- **Institutional equities** – provides equity sales, trading, research, underwriting and distribution from offices in Canada, the U.S. and Europe.
- **Private equity** – provides equity and mezzanine capital to growing middle-market businesses to fund management buyouts, growth/expansion financing, acquisition financing, industry consolidations and recapitalizations.
- **Foreign exchange** – provides foreign exchange trading and sales through offices in Canada, the U.S., Europe, Asia and Australia.



TD Waterhouse

TD Waterhouse provides investors and financial advisors with a broad range of brokerage, mutual fund, banking and other consumer financial products on an integrated basis.

See Segmented financial results | page 23

Despite an extremely tough environment, this year we added more than 535,000 new accounts – and we made a profit on an operating cash basis. Seeing so many new customers embrace online investing during a challenging year is highly encouraging and reflects the continuing and long-term shift toward individual stock ownership and self-directed online investing.

Market declines, lower investor asset values, political uncertainties and general economic conditions, however, all contributed to significantly lower trading and margin loan revenues.

During the year we moved aggressively to cut costs in three ways – through attrition, restructuring and by enhancing our technology to increase operating efficiencies.

Our vision for growth hasn't changed – we're already a world leader in self-directed investing and we want to be *the* global online financial services firm. This year we continued with our four key growth strategies to help get us there:

- expanding core and new growth segments
- enhancing each customer relationship
- leveraging technology
- extending global reach.

Giving customers tools and support

Our customers tell us that good trading tools and support when they want it are most important to them. That's why we let customers choose how they want to access our services – visit our website, use our automated telephone system, call one of our representatives or visit a branch. Offering customers leading-edge technology and the ability to consult with a knowledgeable investment specialist is critical to our business.

We're continuing to make improvements to enhance the experience of our customers, increasing the speed and ease of trade execution and offering integrated products and services.

A key milestone this year was the acquisition of R.J. Thompson Holdings, Inc., a direct access brokerage firm that specializes in serving active investors. We will integrate key elements of R.J. Thompson's technology platform into our existing offering to create a more robust customer experience for active traders that will include direct access to market centres and electronic communications networks (ECNs), as well as automatic updates of account information.

We're also excited about offering U.S. customers and our network of independent financial advisors real-time access to Goldman Sachs PrimeAccess℠ Research, an integrated, world-class research and commentary offering from The Goldman Sachs Group, Inc.

Expanding around the world

We're continuing to expand globally, mostly through key joint ventures in foreign markets. This year we announced our intent to form a joint venture with Singapore's DBS Group Holdings Ltd., the largest banking group in Southeast Asia, to provide self-directed investors in that region with access to a multi-channel, multi-market, multi-currency, multi-product platform of global investment services.

We enhanced online delivery around the world, launching Hong Kong's first interactive TV trading service, introducing the first wireless service in Australia to provide investors with market information, and delivering wireless news and market information in the U.S. and Japan.

In Canada we launched an online fixed income centre that provides customers with access to more than 1,000 fixed income and money market products – more than any other Canadian self-directed broker provides.

Diversifying our revenue sources

We're continuing to look for sources of revenue in addition to the income we earn from our trading, margin lending and fees for assets under management. Two key strategies are to expand our registered investment advisor business and to leverage our relationships within TD Bank Financial Group.

We've done considerable research on what our customers need. This research has told us that while many of our customers like to manage their investments themselves, some prefer to work with an advisor. Our customers in the U.S. can get the advice they need from online tools, branch support or from independent financial advisors through our AdvisorDirect program. This year we made 3,000 referrals to AdvisorDirect. We provide extensive services and technology to more than 2,600 independent fee-based financial advisors in the U.S., and to over 25 brokerage firms and 160 investment counselling firms in Canada.

We're continuing to leverage our relationships within TD Bank Financial Group to expand the banking and mutual fund products we offer to our customers. We now provide banking services to our customers in the U.S. and Canada, and are planning to provide them in the U.K.

We're working with TD Wealth Management to build mutual fund complexes in our markets around the world. We successfully launched a U.K. fund supermarket and entered the U.K. retail market with six of our own funds, managed by TD Asset Management Inc. The supermarket provides customers with access to nearly 400 funds via telephone and the internet. We also launched Europe's first comprehensive offshore fund supermarket through Internaxx, our joint venture with Banque Générale du Luxembourg.

We're continuing to work with TD Securities to develop fixed income and other investment products for our customer base, and we entered into market-making in the U.K. as yet *another way to diversify our revenue.*


NEW ACCOUNTS
1.25
1.00
.75
.50
.25
0
99
00
01
.54 MILLION

KEY RANKINGS

- Online broker of the year for the second successive year in the 2001 yourbroker.com.au Online Broker of the Year Awards
- Stockbroker of the year and best dealing only stockbroker in the Investor's Chronicle U.K. Investment Awards
- Top honours for the third year in a row from *Canadian Business* magazine, in their annual self-directed broker survey
- Recognized by *The Globe and Mail* as the best online broker in Canada in their annual survey

MORE ABOUT TD WATERHOUSE

- **TD Waterhouse Group, Inc.** – currently services 3.3 million active customer accounts in the United States, Canada, the United Kingdom and Australia. The firm also has joint ventures in Japan, India, Hong Kong and Luxembourg to serve investors in those countries. TD Waterhouse Group, Inc. provides investors and financial advisors with a broad range of brokerage, mutual fund, banking and other consumer financial products on an integrated basis. TD Waterhouse is wholly-owned by TD Bank as of November 26, 2001.
- **TD Waterhouse Institutional Services** – provides comprehensive *financial services to over 2,600 fee-based independent financial* advisors in the U.S., whose clients account for approximately 15% of TD Waterhouse's U.S. customer assets. For 10 years, TD Waterhouse Institutional Services has provided advisors and their clients with world-class service, cutting-edge technology and a comprehensive offering of products and services, all at a very low cost.



TD Wealth Management

TD Wealth Management is one of Canada's largest asset managers, advisors and distributors of investment products, managing more than $119 billion for retail and institutional clients around the world.

See Segmented financial results | page 23

We offer investment products, advice and investment management services to pension funds, corporations, institutions, endowments, foundations, high net worth individuals and retail clients.

We're happy to report that, despite disappointing equity markets, our overall assets under management grew last year by 6.4%. This growth reflects our balanced strategy to build high-quality products that meet the needs of retail and institutional investors and to leverage the strength of our in-house distribution channels.

Giving retail customers what they want

We're committed to understanding what people are concerned about when they're investing for the future and to helping them meet their goals with a diversified choice of mutual funds and individually tailored investment services.

We continued to build our business this year through two important distribution channels: TD Canada Trust and TD Waterhouse. We worked with TD Canada Trust to help simplify processes for selling wealth management products and to develop a referral program. We continued to expand internationally by creating strong partnerships with TD Waterhouse around the world to build a mutual fund distribution network and to launch proprietary mutual funds.

We broadened our distribution of TD Mutual Funds to broker-dealers and financial planners, and we reached the $1 billion mark in assets under management in our advisor series of TD Mutual Funds. Over the past year, two thirds or 58% of our mutual funds performed above average. We also increased the number of financial planners we have in retail bank branches to 175.

TD Evergreen, our full-service brokerage, continues to recruit top investment advisors. This year, TD Evergreen introduced innovative technology that gives investment advisors an integrated tool to help them manage their client relationships.

TD Private Investment Counsel became one of Canada's largest private client investment counseling firms when TD Private Investment Management and CT Private Investment Counsel were combined on October 31, 2000.

Growing our investment management business

We are Canada's largest index and quantitative manager, with over $47 billion in assets under management at TD Quantitative Capital. Our assets under management continued to grow this year, and we launched several enhanced products in the institutional and retail markets.

TD Private Investment Counsel, TD Private Asset Management and TD Harbour Capital together manage more than $9 billion in assets, making us Canada's largest high net worth manager.

ASSETS UNDER MANAGEMENT



$125
100
75
50
$119.5 BILLION
99
00
01

KEY RANKINGS

- #1 in mutual fund sales in Canada during fiscal 2001
- #5 mutual fund company in Canada
- Named Fund Company of the Year by *Top Funds 2002* guide
- #1 index and quantitative manager in Canada
- #2 asset manager in Canada
- #1 high net worth manager in Canada
- One of the largest complexes of four and five star Morningstar rated funds in Canada, with 22 funds as of October 31, 2001

THE BUSINESSES OF TD WEALTH MANAGEMENT

Retail distribution

- Domestic Mutual Funds
- International Mutual Funds
- TD Evergreen
- TD Private Investment Counsel
- Estates and Trusts
- Private Banking
- Financial Planning

Investment management

- Portfolio Management and Research
- TD Quantitative Capital
- Lancaster Investment Counsel
- TD Private Asset Management
- Lancaster Trading Group
- TD Harbour Capital
- Waterhouse Asset Management

At TD Bank Financial Group our Community Giving Program invests in the future of our communities through programs focused on children and the environment.

As an Imagine Caring Company, we are committed to giving a minimum of 1% of our annual domestic pre-tax profits on an operating cash basis to Canadian charities.

In 2001, TD contributed $19.25 million to charitable organizations and programs in communities across Canada, making us one of the largest corporate contributors in the country.

As part of our mandate, we support causes that are important to our customers and our employees. Our emphasis is on programs that have the greatest possible impact on local communities and on the lives of children.

While we support a host of local, regional and national children's programs across Canada through direct donations, sponsorships, gifts-in-kind and employee volunteers, we focus our giving on four main programs: TD Friends of the Environment Foundation, TD Canadian Children's Book Week, Children's Miracle Network and TD Canada Trust Scholarships for Outstanding Community Leadership.

TD Friends of the Environment Foundation	**TD Canadian Children's Book Week**	**Children's Miracle Network**	**TD Canada Trust Scholarships for Outstanding Community Leadership**
TD promotes a healthy environment for Canadians through our TD Friends of the Environment Foundation. This unique non-profit program involves customers, employees and TD in support of environmental initiatives. Since its inception in 1990, TD Friends of the Environment Foundation has provided more than $27 million to fund more than 11,000 environmental projects.	TD encourages children to read by sponsoring TD Canadian Children's Book Week. Created with the Canadian Children's Book Centre, the program hosts presentations and workshops by Canadian children's authors and illustrators at local libraries and schools across Canada. This year, TD gave a storybook called *Young Authors' Day at Pokeweed Public School* by John Bianchi to over 425,000 grade one students in Canada.	TD promotes the health of children by sponsoring the Children's Miracle Network, a network of hospitals serving over two million children across Canada each year. This year, customers and employees raised over $1.2 million for Children's Miracle Network hospitals and foundations.	TD helps Canada's youth achieve their goals by honouring 20 exceptional high school students every year with a scholarship based on their outstanding community leadership. Each scholarship is valued at up to $50,000 and includes full tuition for up to four years of study, $3,500 per year toward living expenses and guaranteed summer employment at TD Canada Trust.




TD Canada Trust

This section of our annual report tells you how TD Bank Financial Group and each of our businesses performed in 2001.

Management's discussion and analysis of operating performance (MD&A) gives you management's perspective on the economy, our performance this year, and how we manage risk and capital.

We measure and evaluate our performance by looking at our operating cash basis net income, total revenues and expenses. The sections about performance tell you about our key measures and how our performance as a whole and in each of our businesses has changed over time.

How we manage risk and capital is critical to our overall performance. **Managing risk** describes the infrastructure we have in place to deal with the different risks our businesses face. **Managing capital** explains how we provide the capital needed to maintain the confidence of investors and depositors, and provide our common shareholders with a satisfactory return.

The information in the MD&A can help you put our consolidated financial statements in context. The consolidated financial statements appear in Financial results, starting on **page 41**.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

FINANCIAL RESULTS

How we performed

NET INCOME

> In its simplest terms, net income is the "bottom line" – all of our revenues, less all of our expenses, loan losses and income taxes.

Reported net income applicable to common shareholders was $1,300 million in 2001, compared with $969 million in 2000 and $2,938 million in 1999. Reported earnings per share were $2.07 in 2001 compared to $1.56 in 2000 and $4.90 in 1999.

For purposes of reviewing and analyzing our performance, we focus on operating cash basis results. This means we exclude items that we don't consider to be part of our normal operations. Operating cash basis results are presented on this basis in order to provide a meaningful year-over-year comparison of our performance.

Operating cash basis results don't include restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in the fourth quarter 2001, TD Waterhouse in the third quarter 2001, Newcrest in the first quarter 2001 and Canada Trust in the second quarter 2000), the effects of future tax rate reductions on future tax balances in the first and third quarter 2001, the net effect of real estate gains and general allowance increases in the first and second quarter 2001 and the gain on sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999. These results also don't include the after-tax impact of goodwill and other purchase-related intangible amortization.

See supplementary information | **page 32, tables 1 & 2**

Operating cash basis net income was $2,158 million in 2001, an increase of 7% from 2000. Operating cash basis net income was $2,018 million in 2000, an increase of 37% from 1999. Despite challenging economic conditions, TD Bank Financial Group had a solid performance in 2001, resulting from contributions from TD Canada Trust and TD Securities.

Operating cash basis earnings per share were $3.31 in 2001 compared to $3.16 in 2000 and $2.39 in 1999. Operating cash basis return on total common equity was 18% for 2001, compared to 18% in 2000 and 17% in 1999.

OPERATING CASH BASIS NET INCOME BY MAJOR BUSINESS SEGMENTS


(billions of dollars)
1,200
1,000
800
600
400
200
0
99
00
01
TD Canada Trust
TD Securities
TD Waterhouse
TD Wealth Management

OPERATING CASH BASIS RETURN ON ECONOMIC CAPITAL


(percent)
75
50
25
0
00
01
TD Canada Trust
TD Securities
TD Waterhouse
TD Wealth Management

Our total economic profit was $685 million in 2001, up from $639 million in 2000. Beginning in fiscal 2000 we have utilized economic profit as a tool to measure shareholder value. Economic profit is our operating cash basis net income applicable to common shareholders after providing a charge for economic capital. For 2001 and 2000, the rates applied for each of our businesses were 11% for TD Canada Trust, 13% for TD Securities, 15% for TD Waterhouse and 11% for TD Wealth Management. The economic capital for each business includes a portion of the regulatory capital required for goodwill and net intangible assets, so that all of our common equity is allocated to our business segments.

NET INTEREST INCOME (TEB)

> We calculate net interest income by adding the interest and dividends we earn from loans and securities, and subtracting the interest we pay on deposits and other liabilities.
>
> It's calculated on a tax equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. This allows us to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with other institutions.

See supplementary information | **page 33, tables 3, 4 & 5**

Net interest income (TEB) increased by $832 million or 22% in 2001 to $4,636 million.

NET INTEREST INCOME (TEB)


(billions of dollars)
5.0
4.5
4.0
3.5
3.0
2.5
97
98
99
00
01

Average earning assets

The increase in net interest income was partly due to an 8% growth in average earning assets. The increase in average earning assets primarily reflects strong growth in trading activities at TD Securities. Average trading securities grew by $10 billion or 16% to $70 billion. Although these assets have a much lower margin than loan products, they contribute to net interest income and have minimal credit risk, making them less capital intensive.

Interest expense related to interest-bearing liabilities remained relatively flat. Interest expense on deposits decreased by $510 million or 6% but was offset by an increase of $503 million or 51% in interest expense related to obligations for securities sold short and for securities sold under repurchase agreements.

Net interest rate margin

Net interest rate margin measures net interest income (TEB) as a percentage of average earning assets. In 2001 our overall margin increased 20 basis points to 1.83%. The increase can be attributed to two factors:

- personal loan volumes. TD Canada Trust's personal loan volumes, excluding securitizations, increased by $3 billion and its net interest margin improved by 4 basis points to 3.38%. In addition, TD Canada Trust's results for fiscal 2001 include the full year impact of Canada Trust, compared with nine months in fiscal 2000.
- growth in trading activities. An increased level of interest income from trading activity at TD Securities resulted in an increase in total net interest income. Changes in the composition of trading securities can have an impact on net interest income related to trading securities.

See supplementary information | **page 33, tables 4, 5, 6, 7**

OTHER INCOME

Other income represents all of our income other than net interest income. Sources of other income include revenues from trading activities, brokerage fees, mutual fund management fees, service fees, income from securitized loans and other revenue.

See supplementary information | **page 34, tables 6 & 7**

Reported other income was $6,447 million in 2001, an increase of $47 million or .7% from 2000. After excluding investment real estate gains, other income was $6,097 million for the year, a decrease of $303 million or 5% from 2000. During the year, we completed the sale of certain investment real estate assets for a pre-tax gain, net of deferrals, of $350 million.

The decline in other income reflects a significant decrease in self-directed brokerage revenues from TD Waterhouse of $519 million or 34%. This decrease reflects a 38% drop in average trades per day to 116,000 from 188,000 a year ago.

OTHER INCOME


(billions of dollars)
3
2
1
0
97
98
99
00
01
Trading income
Net investment securities gains
Credit fees
Investment and securities services
Other

TD Securities performed well, considering the challenging capital markets environment. While trading income reported in other income increased by only $93 million or 8% in 2001, trading-related income in TD Securities (the total of trading income reported in other income and the net interest income on trading positions reported in net interest income) increased by $599 million or 64% in 2001 to $1,537 million.

Underwriting fees increased by $59 million or 52% to $173 million. This increase reflected additional income from bond and equity underwriting activities.

Offsetting the increases in trading income and underwriting fees were declines in net investment securities gains and corporate credit fees. Net investment securities gains decreased by $166 million or 43% in 2001. The market value surplus over book value of our equity investment securities portfolio was $330 million compared to $736 million last year. Revenues from corporate credit fees declined by $137 million or 32% in 2001, reflecting the slowing economy and a more difficult loan syndications market.

Retail banking was a strong contributor to other income. Insurance revenues reached $326 million, up $128 million or 65% from last year. Income from loan securitizations increased by $36 million or 15%. Card services, retail credit fees and service fees were up $159 million or 19%, reflecting growth in business and a full year's results for Canada Trust compared to nine months for 2000.

Growth in assets under management at TD Wealth Management contributed to an 11% increase in mutual fund management fees, which reached $502 million, compared to $452 million last year.

EXPENSES

Expenses include non-interest expenses, such as salaries, occupancy and equipment costs, and other operating expenses.

See supplementary information | **page 35, table 8**

Reported expenses increased by $527 million or 6% to $8,654 million in 2001. Total operating cash expenses (excluding ongoing non-cash goodwill and purchase-related intangible amortization and restructuring costs) increased by $618 million or 10% to $6,925 million in 2001.

In fiscal 2001, the impact of non-cash goodwill and purchase-related intangible amortization on our reported expenses was $1,490 million, compared to $1,345 million a year ago. The increase in 2001 reflects a full year of goodwill and intangible amortization from the Canada Trust acquisition, compared with nine months in 2000. On an after-tax basis, however, the increase in goodwill and intangible amortization was offset by future income tax benefits related to federal and provincial tax rate reductions. As a result, the after-tax impact of goodwill and intangible amortization for 2001 was $629 million, compared to $722 million a year ago.

Beginning in fiscal 2002, we will no longer amortize goodwill because we are adopting the new accounting standard on goodwill and other intangible assets.

See Notes to consolidated financial statements | page 74, note 21

During the fourth quarter of fiscal 2001, TD Securities announced a restructuring of its operations, which resulted in pre-tax restructuring costs of $130 million, primarily related to employee severance. In fiscal 2001, we also incurred pre-tax restructuring costs of $54 million related to TD Waterhouse and $55 million related to the acquisition of Newcrest. Last year we incurred pre-tax restructuring costs of $475 million related to the acquisition of Canada Trust.

NON-INTEREST EXPENSES


(billions of dollars)
7
6
5
4
3
2
97
98
99
00
01

Salaries and employee benefits increased by $309 million, accounting for a 5% increase in total operating cash expenses. Approximately 2% of the 5% increase related to higher performance-driven compensation tied to TD Securities' strong results, and TD Canada Trust contributed 1.4% of the 5% increase in expenses, reflecting an increase in the number of employees needed to support the retail branch conversions and higher business activity at TD Canada Trust. An increase in salaries and employee benefits at TD Wealth Management was offset by a decrease in salaries and employee benefits at TD Waterhouse. The decrease at TD Waterhouse largely reflected a reduction in full-time equivalent staff to 5,992 from 8,319 a year ago, evidencing the results of the TD Waterhouse restructuring initiatives.

Occupancy and equipment costs increased by $189 million or 3% of the overall 10% increase in total operating cash expenses compared to a year ago. TD Waterhouse occupancy and equipment costs increased by $47 million, reflecting its continued investment in technology in North America and abroad. The remaining increase in occupancy and equipment costs was mainly due to a full year's results for Canada Trust, compared with nine months in 2000, and growth in business activity at TD Canada Trust.

An increase in professional and advisory fees as well as higher capital and business taxes accounted for a further 1% of the overall increase in expenses. These professional and advisory fees were mostly from ongoing technology projects in TD Bank Financial Group.

EFFICIENCY RATIO

The efficiency ratio measures the efficiency of our operations. It's calculated by taking expenses (excluding non-cash goodwill and purchase-related intangible amortization and restructuring costs) as a percentage of total revenue (excluding special items). The lower the percentage, the greater the efficiency.

See supplementary information | page 35, table 8

In 2001, our year-over-year expense growth of 10% exceeded the total revenue growth of 5%. As a result, our overall efficiency ratio on an operating cash basis weakened to 64.5% from 61.8%.

Because each of our businesses have different target efficiency ratios, a shift in our business mix affects our consolidated efficiency ratio. That's why we believe the efficiency ratio is a more relevant measure for TD Canada Trust, which achieved an efficiency ratio of 60% compared to 61% a year ago, after excluding non-cash items and funding costs for the acquisition of Canada Trust. Our goal is to have an efficiency ratio of 58% for TD Canada Trust in 2003 (after integration).

OPERATING CASH BASIS EFFICIENCY RATIO


(percent)
65
64
63
62
61
60
97
98
99
00
01

A WORD ABOUT TAXES

Service industries – particularly financial services firms – have been the most heavily taxed in Canada, and capital taxes have been a significant element of this taxation. Supplementary table 9 on page 36 lists the various taxes we've paid over the past five years.

This year, the federal, Ontario and Alberta governments enacted substantial corporate income tax rate reductions to take effect over a number of years. Other provinces introduced smaller reductions. As a result, the future tax liability related to intangible assets was reduced by $290 million and the net amount of other future tax assets and liabilities was reduced by $75 million, for a net reduction of $215 million credited to the provision for income taxes.

Alberta also eliminated the taxation of capital for financial institutions. Ontario introduced a small reduction while Québec announced plans to reduce capital tax in the future. If the corporate tax reductions are maintained, Canadian income tax rates on service industries will be in line with tax rates on other Canadian industries.

Our effective tax rate (TEB) on an operating cash basis was 31% in 2001 compared to 39% a year ago. The decrease in the effective tax rate reflected changes in our business mix, the sale of real estate and the introduction of lower statutory tax rates in Canada. If the downward trend on capital taxes continues, financial services firms will be taxed on a basis that's similar to the rest of the world – and that would make Canada a more attractive place to do business.

Our total tax rate will always differ from Canadian rates because we pay taxes in many jurisdictions. Our accounting effective tax rate was substantially affected by items related to purchase-related intangibles. A full reconciliation is set out on page 59.

BALANCE SHEET

See Consolidated balance sheet | page 42

Total assets were $288 billion at the end of the year, up $23 billion or 9% from a year ago. Higher securities volumes from securities purchased under resale agreements and from investment and trading contributed $18 billion or 7% of the increase in total assets.

Personal loans, including securitizations, declined by $4 billion. This decrease reflects a $7 billion drop in TD Waterhouse margin loans. The decrease was somewhat offset by the strong performance in the personal loan portfolio at TD Canada Trust, which increased by $3 billion in 2001. Residential mortgages, including securitizations, increased by $4 billion or 6% from a year ago.

Personal non-term deposits grew by $7 billion or 18% in 2001 to $46 billion, with TD Waterhouse accounting for $2.8 billion of this increase. Personal term deposits decreased by $4 billion or 7%, while wholesale deposits and securities sold short and under repurchase agreements increased by $16 billion or 18% to fund the increased trading securities volumes.

OUR OUTLOOK FOR THE ECONOMY

Some key terms

- Fiscal policy – Managing economic activity through changes in government tax and spending.
- GDP – Gross Domestic Product, or the total value of all goods and services produced in a country during a given year.
- Monetary policy – Managing economic activity by controlling the supply of money and credit. One way is by central banks influencing short-term interest rates.

The performance of the Canadian and U.S. economies in 2002 will be largely shaped by monetary and fiscal policies aimed at stimulating consumer and business spending – policies that were implemented before and after the terrorist attacks on September 11, 2001.

The economy was slowing in 2001

It became apparent early in 2001 that the Canadian and U.S. economies were rapidly slowing. Manufacturing and business investment were the most affected. Consumers for the most part maintained their spending and single-handedly kept both economies growing.

The U.S. Federal Reserve and the Bank of Canada moved quickly to counteract the slowdown with a series of interest rate cuts, beginning in January and continuing throughout the year.

As the weakness in the business sectors continued, many companies began to shed labour to bring costs in line with reduced production and sales. Concern began to mount that consumers would not continue to carry the two economies on their own, despite personal tax cuts made in Canada early in the year and in the United States in the summer.

And then September 11 happened

The initial effect of the attacks in New York and Washington on September 11 was to stop much economic activity and to sharply slow the rest. This reaction was large enough to push the two economies from very little growth to contraction in the July to September period.

Both countries responded by cutting interest rates and increasing spending:

- The Federal Reserve and the Bank of Canada each cut interest rates just before the financial markets reopened and made additional cuts during the rest of the year.
- The Canadian government stepped up spending on security, defence, the Canada–U.S. border, and a few other areas, amounting to about .3 percent of Gross Domestic Product (GDP).
- The U.S. government put together a much larger package that included spending related to the destroyed areas in New York and Washington, security and the military.

Most economic activities resumed in the weeks following the attacks, but it was not enough to overcome the loss of business and consumer confidence. As a result, both economies are estimated to have contracted in the October to December period.

Although the statistical change from July to December was quite small – from very slow growth to a relatively modest contraction – it meant that both economies technically moved into recession.

What it means for 2002

The basic fabric of the Canadian and U.S. economies was not damaged by the September 11 attacks. But the attacks struck a blow to consumer and business confidence at a time when the two economies were still fragile.

The positive effects of expansionary monetary and fiscal policies and renewed confidence should get these economies back on track. Confidence, however, will be strongly influenced by geo-political events. If confidence improves, modest growth should resume in the January to March period. If, as expected, momentum builds throughout the year, both economies should be expanding at annualized rates of 3 percent or more by July 2002.

Inflation is not expected to rise above the explicit 1 to 3 percent annual increase targeted by the Bank of Canada and the 2.5 percent implicitly targeted by the Federal Reserve. Both central banks are expected to begin to move monetary policy to a more neutral stance, beginning after June of 2002. This will involve a series of interest rate increases throughout the remainder of 2002 and into 2003.

How our businesses performed

TD Canada Trust

TD Canada Trust had strong growth in operating cash basis earnings while successfully completing the integration of virtually all elements of TD and Canada Trust. Revenue grew by 10% on a pro forma basis (after adjusting for the acquisition of Canada Trust at the beginning of fiscal 2000) because of strong growth in loans, chequing and savings accounts, as well as a 13 basis point improvement in the net interest margin to 3.38%.

Expenses increased this year mainly due to the cost of converting the retail branches to a common brand and systems platform. This included preparation costs, as well as the cost of increased staffing, training, customer communication and re-branding. However, we remain on track to meet the expense targets in the integration plan.

(millions of dollars)	**2001**	2000	1999
Net interest income (TEB)	**$ 3,951**	$ 3,265	$ 2,198
Other income	**1,688**	1,438	835
Total revenue	**5,639**	4,703	3,033
Provision for credit losses	**380**	332	154
Non-interest expenses excluding non-cash goodwill/intangible amortization	**3,467**	2,944	2,005
Net income before taxes	**1,792**	1,427	874
Income taxes (TEB)	**702**	602	375
Net income – operating cash basis	**$ 1,090**	$ 825	$ 499
Selected volumes and ratios			
Average loans and customers' liability under acceptances (billions of dollars)	**$ 91**	$ 81	$ 61
Average deposits (billions of dollars)	**97**	86	54
Economic profit	**369**	213	
Full-time equivalent staff at October 31	**27,019**	24,879	13,978
Operating cash basis return on economic capital[1]	**29%**	24%	21%
Operating cash basis efficiency ratio[1]	**60%**	61%	66%

[1] Excludes Canada Trust acquisition funding costs.

TD Securities

TD Securities had its most profitable year ever. We continued our record of consistent growth in revenues and earnings, and made important gains in market share in products such as institutional equities, equity and debt underwritings, and foreign exchange.

We achieved these results despite increased provision for credit losses and a general slowdown in capital markets and credit activity.

(millions of dollars)	**2001**	2000	1999
Net interest income (TEB)	**$ 886**	$ 428	$ 806
Other income	**2,251**	2,295	1,595
Total revenue	**3,137**	2,723	2,401
Provision for credit losses	**327**	210	76
Non-interest expenses excluding non-cash goodwill/intangible amortization	**1,368**	1,189	1,028
Net income before taxes	**1,442**	1,324	1,297
Income taxes (TEB)	**528**	546	550
Net income – operating cash basis	**$ 914**	$ 778	$ 747
Selected volumes and ratios			
Average loans and customers' liability under acceptances (billions of dollars)	**$ 29**	$ 28	$ 30
Economic profit	**369**	311	
Full-time equivalent staff at October 31	**2,728**	2,500	2,302
Operating cash basis return on economic capital[1]	**23%**	22%	18%
Operating cash basis efficiency ratio[1]	**44%**	44%	44%

[1] Excludes special securities items in 1999.

TD Waterhouse

Fiscal 2001 was an extremely difficult year for TD Waterhouse. The significant decline in market price levels and stock market activity, which began in the second half of fiscal year 2000, continued throughout 2001. This contributed to a continuing decline in revenue and the reduction in year-over-year net income, despite our significant progress in reducing costs through *Project 200* (a plan to reduce costs and increase revenues), and our restructuring and revenue enhancement initiatives. During the year, however, we opened 535,000 new accounts and executed an average of 116,300 trades a day. Despite the downturn, we remain committed to strategic investments in our brand and technology to improve our customers' experience and our operational efficiency over the long term.

(millions of dollars)	**2001**	2000	1999
Net interest income (TEB)	**$ 400**	$ 538	$ 308
Other income	**1,216**	1,746	1,180
Total revenue	**1,616**	2,284	1,488
Non-interest expenses excluding non-cash goodwill/intangible amortization	**1,508**	1,679	1,094
Net income before taxes	**108**	605	394
Income taxes (TEB)	**54**	250	165
Non-controlling interest	**6**	36	5
Net income – operating cash basis	**$ 48**	$ 319	$ 224
Selected volumes and ratios			
Total customer assets (billions of dollars)	**$ 199**	$ 242	$ 182
Economic profit (loss)	**(119)**	179	
Full-time equivalent staff at October 31	**5,992**	8,319	6,123
Operating cash basis return on economic capital[1]	**7%**	54%	17%
Operating cash basis efficiency ratio[1]	**93%**	74%	74%

[1] Excludes special items of TD Waterhouse in 1999 and 2001.

TD Wealth Management

TD Wealth Management continued to build total assets under management this year to a record $119 billion. Our customer base of retail, high net worth and institutional clients continued to grow despite a very challenging environment characterized by poorly performing equity markets and the slowing economy.

The decline in overall profitability can be attributed to declining full-service brokerage activity, a shift in overall assets to money market from equity assets, and strategic investments in our global funds and financial planning initiatives.

(millions of dollars)	**2001**	2000	1999
Net interest income (TEB)	**$ 80**	$ 66	$ 48
Other income	**618**	633	379
Total revenue	**698**	699	427
Provision for credit losses	**–**	1	–
Non-interest expenses excluding non-cash goodwill/intangible amortization	**523**	488	331
Net income before taxes	**175**	210	96
Income taxes (TEB)	**75**	95	43
Net income – operating cash basis	**$ 100**	$ 115	$ 53
Selected volumes and ratios			
Assets under management (billions of dollars)	**$ 119**	$ 112	$ 69
Economic profit	**78**	92	
Full-time equivalent staff at October 31	**2,952**	2,906	2,041
Operating cash basis return on economic capital	**61%**	65%	36%
Operating cash basis efficiency ratio	**75%**	70%	78%

Managing risk

At TD Bank Financial Group, our goal is to earn satisfactory returns from our various business activities within an acceptable level of risk. To do this, we need to understand the risks involved in our businesses and to ensure that the risks we assume are within prudent limits.

Through our retail and wholesale businesses, we are exposed to four kinds of risk:

- credit risk
- market risk
- liquidity risk
- operational risk.

Managing risk means assessing the potential impact of each risk, and establishing policies and procedures to minimize them.

Our objective is to be the best risk manager among Canadian banks, and we have established a strong risk management infrastructure to achieve this.

Our guiding principle is to involve qualified risk management professionals, who are independent of the business units, in setting our policy framework and in defining risk limits. The risk management review and oversight process can be illustrated as follows:

Audit and Risk Management Committee of the Board of Directors
- Oversees financial reporting process
- Approves major risk policies
- Reviews trend in risk profile
- Reviews internal controls and receives internal audit reports

Executive Management Committees

Risk Policy Committee
- Chaired by EVP, Group Risk Management
- Reviews major policies and strategies for managing credit, market and operational risks

Business Performance Review Committee
- Chaired by Chairman and CEO
- Reviews overall strategies and operating performance

Asset Liability Committee
- Chaired by Chairman and CEO
- Oversees interest rate, foreign exchange and liquidity policies and risk in non-trading operations

TD has a comprehensive ongoing risk management framework that incorporates the experience and specialized knowledge of our business units, Group Risk Management, Audit, Legal, Compliance, Finance, Human Resources and other corporate functions. Key strategic elements of our framework are governance and senior management oversight. This includes:

- an annual review of major risk policies by the Audit and Risk Management Committee of the Board of Directors
- an annual review of operational risk, management policies and strategies and a regular review of key initiatives by an executive Risk Policy Committee comprised of a team of senior executives
- comprehensive internal audits by Internal Audit to assess the quality of the internal control environment and compliance with established risk management policies and procedures.

The following pages describe the main risks we face and our strategies for managing them.

CREDIT RISK

Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations.

We are exposed to credit risk through our traditional lending activities and transactions involving settlements between us and our counterparties, including other financial institutions. These include direct loans, commitments to extend credit, settlement exposures, derivative transactions and securities inventories.

Our goal is to limit the average of actual annual losses on credit exposures through an economic cycle to .35% of net average loans and customers' liability under acceptances.

Who manages credit risk

Group Risk Management sets the policies and procedures for managing credit risk on a global basis. Its responsibilities include:

- setting guidelines that limit portfolio concentrations of credit exposure by country, industry and affiliated group
- approving discretionary limits of officers throughout TD for extending lines of credit
- central control of all major credit decisions
- setting standards for measuring credit exposure
- approving the scoring techniques used in extending personal credit
- approving all policies relating to all products and services that have credit risk
- setting the criteria for rating risk on business accounts, based on a 21-category rating system
- an annual review of all business and government loans conducted under the direction of TD's senior risk management, including a review of the account's risk rating and of each classified business credit exposure at least quarterly.

The Audit and Risk Management Committee of the Board of Directors reviews and approves all major credit policies and procedures every year.

How we manage credit risk

By country

Country risk is the risk that economic or political change in a country could affect cross-border payments for goods and services, loans, trade-related finance and dividends, as well as the repatriation of TD's capital from the foreign country. We currently have exposure in 70 countries, with the largest portion in North America. We establish country exposure guidelines based on an internal risk rating system. Country limits cover all aspects of credit exposure across our various businesses.

Business and government loans
We also establish industry and group limits for credit exposure to businesses and governments. We use a systematic approach to set and communicate risk guidelines for each industry in our loan portfolio. These guidelines are based on a risk assessment of the industry. We have identified 26 major industry groups and divided them into 110 segments. We assign a risk rating to each industry segment on a scale of one to six.

Our analysis focuses on key risks inherent in a given industry, such as its cycles, exposure to technological change, political influence, regulatory change or barriers to entry. If we believe that several industry segments are affected by common risk factors, we assign a single exposure guideline to them. Group Risk Management conducts ongoing reviews of industry risk ratings and segmentation.

We assign each business or government borrower a risk rating using our 21-category rating system. We set limits on credit exposure to related business or government accounts based on these ratings. In addition, we use a Risk Adjusted Return on Capital model to assess the return on credit relationships in relation to the structure and maturity of the loans and internal ratings of the borrowers. We review the rating and return on capital for each borrower every year.

For accounts where exposures include derivatives that are traded over the counter, we use master netting agreements or collateral wherever possible to reduce our exposure.

Financial institutions
Our financial institutions portfolio is divided into eight major groups. Individual companies in each group have similar attributes and common risk factors. We have developed specific exposure guidelines for 21 segments within these groups. Group Risk Management conducts ongoing reviews of the segment and exposure guidelines for each group.

We assign each group a risk rating using our six-category rating system. These ratings are based on the strength of each firm's parent institution. We assign each group a credit rating based on each firm's net worth, the quality of its assets, the consistency and level of its profits, as well as the ratings of the major credit rating agencies. We may use additional criteria for certain types of financial institutions.

Personal credit
We use credit-scoring models to grant credit and manage accounts. These tools allow us to make consistent and objective decisions and manage accounts based on statistically proven methods. This helps to ensure that our consumer portfolios perform at acceptable levels of return and within prescribed risk tolerances.

We have centralized the granting of personal credit and use automated scoring processes wherever possible to make sure that credit underwriting is objective and controlled.

Classified risk
Classified risk refers to loans and other credit exposures that pose a higher credit risk than normal, based on our standards.

A loan is classified as impaired when, in management's opinion, we can no longer be reasonably assured that we will be able to collect the full amount of the principal and interest when it is due.

We establish specific provisions for impaired loans when a loss is likely or when the estimated value of the loan is less than its recorded value, based on discounting expected future cash flows.

Provisions for our personal credit portfolios are based on delinquency and type of security.

See Supplementary information	**page 38, table 12**
See Notes to consolidated financial statements	**page 46, note 1, (g) & (h)**
See Notes to consolidated financial statements	**page 50, note 3**

General allowances
We have established general allowances for credit losses based on the credit risk of items that have not yet been specifically identified. We increased our general allowance for loan losses to $1,141 million at October 31, 2001 from $836 million at the end of fiscal 2000. We also had a reserve for certain derivative financial instruments of $34 million such that general allowances totalled $1,175 million at October 31, 2001. This represented .92% of risk-weighted assets of which $1,112 million qualifies as Tier 2 capital, equal to .875% of risk weighted assets under guidelines issued by the Office of the Superintendent of Financial Institutions Canada.

Provision for credit losses
The provision for credit losses is the amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all probable credit-related losses in the loan portfolio.

The deterioration in the North American economic environment in 2001 resulted in an increase in our provision for credit losses, excluding the $300 million special addition to the general allowance, from $480 million in 2000 to $620 million in 2001. This level of specific provision represents .48% of net average loans and customer's liability under acceptances compared to .39% in the prior year. During the year, TD increased the general allowance for credit losses by $300 million. The increase was based on an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators.

See Supplementary information	**page 39, table 14**

Net impaired loans
The level of net impaired loans is a key measure of credit risk. It is the gross amount of impaired loans less total allowances for credit losses.

For the fifth year in a row, allowances continued to exceed impaired loans, resulting in excess allowances of $(53) million in 2001 compared to the 2000 level of $(159) million.

See Supplementary information	**page 38, table 12**

MARKET RISK

Market risk is the potential for loss from changes in the value of financial instruments.

The value of a financial instrument can be affected by changes in:

- interest rates
- foreign exchange rates
- equity and commodity prices
- credit spreads.

We are exposed to market risk when we enter into financial transactions through our four main trading activities:

- Market-making. We make markets for a large number of securities and other traded products. We keep an inventory of these securities to buy and sell with investors. We profit from the spread between bid and ask prices. Profitability is driven by trading volume.
- Sales. We provide a wide variety of financial products to meet the needs of our clients. We earn money on these products from price mark-ups or commissions. Profitability is driven by sales volume.
- Arbitrage. We take positions in certain markets and offset the risk in other markets. Our knowledge of various markets and how they relate to each other allows us to identify and benefit from pricing anomalies.
- Positioning. We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets. This is the riskiest of our trading activities and we use it selectively.

Who manages market risk

Group Risk Management oversees market risk management for our trading businesses. It is not accountable for trading revenues. Its responsibilities include:

- designing and implementing methods for measuring and reporting market risk
- approving new or additional trading limits
- monitoring exposure and approving any excesses compared with the approved limits
- approving all new trading products
- independent testing of all pricing models and trading systems
- approving all market rates and prices used in valuing TD's trading positions and estimating market risk
- stress testing the portfolio to determine the effect of large, unusual market movements
- implementing and maintaining the models used to calculate regulatory capital required for market risk.

The Market Risk Policy Group within Group Risk Management is responsible for measuring, reporting and monitoring market risk, as well as communicating and enforcing risk limits throughout our trading businesses. It also maintains the Market Risk Policy Manual, which contains all policies relating to market risk in the trading businesses.

The Market Risk Policy Committee meets every two weeks for a peer review of the market risk profile of our trading businesses and to approve changes to risk policies. The committee is co-chaired by the Chairman and CEO, TD Securities and the Senior Vice President, Market Risk Policy and includes members of senior management of TD Securities and Internal Audit. The Audit and Risk Management Committee of the Board of Directors reviews market risk quarterly and approves all major market risk policies annually.

How we manage market risk

Managing market risk is a key part of our business planning process. We begin new trading operations and expand existing ones only if:

- the risk has been thoroughly assessed and is judged to be within our risk capacity and business expertise
- we have the infrastructure in place to monitor, control and manage the risk.

We manage market risk primarily by setting trading limits and by "stress testing" our trading activities.

Trading limits

Value at Risk (VaR) measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. When setting these limits, we consider market volatility, market liquidity, trader experience and business strategy.

Our primary measure for setting trading limits is VaR. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required.

We may also apply specialized limits, such as notional limits, credit spread limits, yield curve shift limits, loss exposure limits, stop loss limits and other limits, if it's appropriate to do so. These additional limits reduce the likelihood that trading losses will exceed VaR limits.

At the end of every day, Group Risk Management reviews daily trading exposure reports and compares the risks with their limits. If a trading limit has been exceeded, the trading desk must immediately bring the position within the limit, unless Group Risk Management approves an exception. It follows an established process for approving exceptions to established limits.

If, during the day, it appears that a trading limit will be exceeded, the trader must receive approval before carrying the position overnight.

Calculating VaR

First we estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 259 trading days of market price and rate changes. Then we calculate the VaR so that potential portfolio losses are expected to be less than the VaR amount for 99 out of every 100 trading days.

The graph below compares net revenues in our trading businesses to daily VaR usage. Our VaR on October 31, 2001 was $22.5 million, down $4.9 million from October 31, 2000. The average VaR for fiscal year 2001 was $24.5 million. Declines in the VaR during fiscal 2001 are due to the integration of certain risks into our VaR model, in particular, the risks in our convertible arbitrage and credit derivative businesses. This diversification has resulted in the improvements in our reported VaR.

NET TRADING RELATED REVENUE VS. VALUE AT RISK


(millions of dollars)
Actual revenue
Value at Risk
50
25
0
-25
-50
Nov. 1/00
Jan. 31/01
Apr. 30/01
Jul. 31/01
Oct. 31/01

The graph below shows the frequency distribution of our net trading revenue for fiscal 2001. Daily net trading revenues in 2001 were positive on 94% of the trading days in the year. Losses never exceeded our statistically predicted VaR for the total of our trading related businesses. Our worst daily loss was less than $5 million. The distribution of trading revenues reflects the broad diversification of trading activities in TD Securities and shows that the probability of major losses exceeding our reported VaR is low.

DISTRIBUTION OF DAILY NET TRADING REVENUES


(number of days)
40
30
20
10
0
<(8) (6) (4) (2) 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 >30
(millions of dollars)

Stress testing

We use stress testing to quantify the largest quarterly loss we are prepared to take in our trading activities and then limit market risk accordingly.

Our trading business is subject to an overall global stress test limit and each global business has a stress test limit. Stress tests are produced and reviewed each week with the head of Group Risk Management. They are reviewed with the Market Risk Committee every two weeks and four times a year with the Audit and Risk Management Committee of the Board of Directors. Stress scenarios are designed to model extreme economic events, replicate worst case historical experiences or introduce large but plausible moves in key market risk factors.

The graph below is a history of our weekly stress test results which shows the instantaneous impact of large market disturbances. We significantly reduced our credit spread risk in 2001 by buying credit protection in the form of synthetic collateralized debt obligations (CDOs) and credit default swaps. As credit spread risk had dominated our stress scenarios in previous years, this improved management of credit risk has had a major positive impact on our risk profile.

STRESS TEST HISTORY


(millions of dollars)
Stress test loss
0
-50
-100
-150
-200
-250
-300
Nov. 2/00
Feb. 2/01
May 3/01
Aug. 2/01
Oct. 31/01

ASSET LIABILITY MANAGEMENT

> Asset liability management deals with managing the market risks of our traditional banking activities. These transactions primarily include interest rate risk and foreign exchange risk.

We are exposed to market risk when we enter into non-trading banking transactions with our TD Canada Trust customers. These transactions primarily include deposit taking and lending, which are also referred to as our "asset and liability" positions.

Who is responsible for asset liability management

The Treasury and Balance Sheet Management function within Group Finance measures and manages the market risks of our non-trading banking activities. The Asset Liability Committee, which is chaired by TD's Chairman and Chief Executive Officer and includes senior executives, oversees non-trading market risk and directs Treasury and Balance Sheet Management. The Audit and Risk Management Committee of the Board of Directors reviews and approves all market risk policies and procedures annually.

How we manage our asset and liability positions

We measure all product risks when products are issued, using a fully hedged option-adjusted transfer pricing framework. This framework allows Treasury and Balance Sheet Management to measure and manage risk within a target risk profile. It also ensures that TD Canada Trust's business units engage in risk-taking activities only if they are productive.

Managing interest rate risk

Interest rate risk is the impact changes in interest rates could have on our margins, earnings and economic value. Rising interest rates could, for example, increase our funding costs, which would reduce the net interest income earned on certain loans.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payment or maturity dates. These are called "mismatched positions". An interest-sensitive asset or liability is repriced when interest rates change or when there is cash flow from final maturity, normal amortization or when customers exercise prepayment, conversion or redemption options.

Our exposure depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans and deposits, and how actively customers exercise options like prepaying or redeeming a loan or deposit before its maturity date.

We manage interest rate risk within limits set by our interest rate risk management policies.

We perform valuations of all asset and liability positions as well as all off-balance sheet exposures every week, and value certain option positions daily. We then hedge the resulting financial position to a target risk profile. We use derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk.

Within the financial position, we measure and manage interest rate risk exposure from instruments with closed (non-optioned) fixed-rate cash flows separately from product options. Product options represent a significant financial risk, whether they are free-standing, such as mortgage rate commitments, or embedded in loans or deposits.

Interest rate risk exposure from closed (non-optioned) instruments exhibits an almost linear or symmetrical payoff profile to parallel changes in interest rates. The graph below shows our interest rate risk exposure on October 31, 2001 on the closed (non-optioned) instruments within the financial position. If this portfolio had experienced an immediate and sustained 100 basis point decrease in rates on October 31, 2001, the economic value of shareholders' equity would have decreased by $9 million after tax ($2 million in 2000 for a 100 basis point increase in rates). This same shock would reduce net income after tax by $6 million over the next 12 months ($7 million in 2000).

CLOSED (NON-OPTIONED) INSTRUMENTS PORTFOLIO ECONOMIC VALUE AT RISK BY INTEREST RATE SHOCK[1]


(millions of dollars as of October 31, 2001)
Changes in present value after tax
20
0
-20
-40
-200
-150
-100
-50
0
50
100
150
200
Parallel interest rate shock (basis points)

Exposure to interest rate risk from product options exhibits non-linear or asymmetrical payoff profiles. The graph below shows our interest rate risk exposure on October 31, 2001 on all instruments within the financial position – the closed (non-optioned) instruments plus product options. An immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders' equity by $40 million after tax ($25 million in 2000 for a 100 basis point increase in rates).

We manage the risk of product options by buying options or through a dynamic hedging process designed to replicate the payoff of a purchased option. Dynamic hedging involves rebalancing the hedging instruments we hold for small changes in interest rates. The graph below assumes that the dynamic hedging portfolios held on October 31 are not rebalanced for the interest rate shock.

TOTAL FINANCIAL POSITION ECONOMIC VALUE AT RISK BY INTEREST RATE SHOCK[1]


(millions of dollars as of October 31, 2001)
Changes in present value after tax
25
0
-25
-50
-75
-100
-125
-150
-200
-150
-100
-50
0
50
100
150
200
Parallel interest rate shock (basis points)

Managing foreign exchange risk

Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to foreign exchange risk:

- when our foreign currency assets are greater or less than our liabilities in that currency. This creates a foreign currency open position. We minimize our foreign currency open positions to manage this risk.
- from our investments in foreign operations. We manage this risk to a target risk profile that includes minimizing the risk that changes in foreign currency exchange rates will adversely affect our capital ratios.

LIQUIDITY RISK

Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can come from withdrawals of deposits, debt maturities and commitments to provide credit.

We hold sufficient liquid assets in Canadian and U.S. dollars as well as other foreign currencies so that funds can quickly be

[1] The interest rate risk exposure of non-maturity deposits and loans is measured based on assumed maturity profiles.

made available to meet our obligations. Our liquidity policy measures the amount of liquidity required to cover short-term requirements under normal operations and in a crisis scenario.

Who manages liquidity risk

The Treasury and Balance Sheet Management function in Group Finance is responsible for measuring the Bank's liquidity risk position and for managing the Canadian dollar liquidity position. TD Securities is responsible for managing the U.S. dollar and other currency liquidity positions. The Asset Liability Committee oversees liquidity risk management. The Audit and Risk Management Committee of the Board of Directors reviews and approves liquidity management policies annually.

How we manage liquidity risk

We make sure that we have sufficient funds available to meet our obligations by managing our cash flows and holding assets that can be readily converted into cash. We also have an active wholesale funding program, including asset securitization, to make sure that we have access to funds from widely diversified sources.

We manage liquidity on a global basis to make sure risk is prudently managed in all of our operations. In addition to a large base of stable retail and commercial deposits, we have highly diversified wholesale funding sources and distribution networks to support the operations of the wholesale bank. If there was a liquidity crisis, there are sufficient marketable securities to cover maturing obligations over a specified time period. Because customers who make large deposits can affect our liquidity, we also make sure that we don't rely on one customer or a small group of customers.

On October 31, 2001, our consolidated surplus liquid asset position was $.5 billion in Canadian dollars, compared with a position of $2.2 billion Canadian on October 31, 2000. The surplus liquid asset position is total liquid assets less TD's short-term wholesale funding requirements. During the year, the surplus liquid asset position was drawn down primarily due to fund growth in retail assets.

If there was a liquidity crisis, we have contingency plans to make sure we meet all of our obligations as they come due.

OPERATIONAL RISK

> Operational risk is the risk of loss resulting from inadequate or failed internal processes, resources and systems or from external events.

Operational risk is inherent in all business activities and can result in financial loss, loss of reputation or regulatory penalties. Operational risk includes transaction processing risks, technology failures, physical asset risk, the failure of employees to adhere to internal guidelines, and risk from regulatory and compliance failures. It also includes risk from criminal sources such as theft and fraud, and third-party liability risk. We are exposed to operational risk from internal business activities and from activities we outsource.

Managing operational risk is a key objective of TD Bank Financial Group. It is essential for protecting, enhancing and creating shareholder value, operating efficiency and providing a safe working environment for staff and customers.

Who manages operational risk

We have established an independent Operational Risk Management Group in Group Risk Management to set policies and coordinate operational and risk management activities throughout our organization.

How we manage operational risk

The Operational Risk Management Group is responsible for:

- continually identifying, measuring and reporting on the operational risk exposures of our businesses
- making sure economic capital for managing risk is allocated based on assessments of operational risk
- overseeing the execution of key enterprise-wide risk management practices, including an extensive system of internal controls, trained and competent people, segregating incompatible functions and clearly defined operating practices
- identifying and implementing leading industry practices for operational risk management.

Business recovery planning

We have business recovery plans and processes in place for all operating businesses and corporate support functions. These plans provide safeguards to minimize the risk, cost and duration of a disruption to our business processes and services. An Executive Team oversees TD's business recovery planning and makes sure there is continuous management of the organization. Its responsibilities include:

- maintaining and communicating business recovery policies and procedures, including industry benchmarking
- identifying and assessing critical business processes and dependencies
- regular testing of business recovery plans for all key operations
- maintaining offsite back up facilities to make sure we can continue to deliver our products and services.

Insurance

Specialists in risk management and insurance manage an active portfolio of insurance coverage to protect TD from internal and external events in the course of doing business. These specialists are responsible for reviewing all insurable risks and for developing and implementing insurance and risk transfer solutions. The analysis includes an ongoing review of the claims paying ability of our insurance providers.

Managing capital

Capital structure and ratios at year end

(millions of dollars)	2001	2000	1999
Tier 1 capital			
Retained earnings	$ **9,653**	$ 9,039	$ 8,694
Common shares	**2,259**	2,060	2,006
Qualifying preferred shares	**1,492**	1,251	833
Non-controlling interest in subsidiaries	**1,272**	1,471	335
Less: goodwill and intangibles in excess of 5% limit	**(4,041)**	(4,458)	(892)
Total Tier 1 capital	**10,635**	9,363	10,976
Tier 2 capital			
Subordinated notes and debentures	**4,892**	4,883	3,217
Non-controlling interest in subsidiaries	**–**	185	–
General allowance for credit losses included in capital	**1,112**	862	753
Less: amortization of subordinated notes and debentures	**(545)**	(488)	(346)
Total Tier 2 capital	**5,459**	5,442	3,624
Other deductions	**985**	762	150
Total regulatory capital	$ **15,109**	$ 14,043	$ 14,450
Capital ratios			
To risk-weighted assets			
Tier 1 capital	**8.4%**	7.2%	10.1%
Total regulatory capital	**11.9**	10.8	13.3
Assets to capital multiple[1,2]	**18.3**	18.4	15.0

[1] Total assets plus off-balance sheet credit instruments such as letters of credit and guarantees less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

[2] In 2000, the Bank's authorized assets to capital multiple was increased from 20 times to 23 times.

OUR GOALS

We want to provide enough capital to maintain the confidence of investors and depositors, while providing our common shareholders with a satisfactory return.

Our goals are to:

- be an appropriately capitalized institution, as defined by regulatory authorities and compared to our peers
- maintain strong ratings
- achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements
- make sure that we have enough capital and the right type of capital on hand or readily available at a reasonable cost to help us expand and to protect us against unexpected events
- provide a satisfactory return to our common shareholders.

Where capital comes from

Most of our capital comes from common shareholders.

Who manages our capital

Group Finance manages capital for TD. They're responsible for acquiring, maintaining and retiring capital. Under the Bank Act, the Board of Directors oversees most decisions about capital.

HOW WE MANAGED OUR CAPITAL

Tier 1 capital

Retained earnings grew by $614 million during the year. In addition, we issued $199 million of common stock, mainly as part of our purchase of Newcrest.

Goodwill and net intangibles (above 5% of gross Tier 1 capital), which are deducted from capital for regulatory purposes, decreased by $417 million during the year as a result of amortization.

Tier 2 capital

Actions we took to manage our capital during the year included:

- redeeming $750 million of debentures and issuing $800 million of replacement subordinated medium term notes
- exchanging $350 million of subordinated debt and $225 million of preferred shares of Canada Trust (previously classified as non-controlling interest in subsidiaries on the consolidated balance sheet) into respective amounts of TD Bank debt and preferred shares, on substantially identical terms
- redeeming $150 million of Canada Trust preferred shares, (previously classified as non-controlling interest in subsidiaries on the Consolidated balance sheet).

As a result of increasing our general allowance for credit losses by $300 million during the year and the decision by the regulator to permit an increased level of general allowances in total capital, the amount of our general allowance that qualifies for Tier 2 capital increased by $250 million.

Capital ratios

Since we acquired Canada Trust in 2000, we've made significant progress in improving our regulatory capital ratios. Our Tier 1 and total capital ratios were 8.4% and 11.9%, respectively, on October 31, 2001 compared with 7.2% and 10.8% on October 31, 2000.

The Office of the Superintendent of Financial Institutions Canada (OSFI) measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, risk-weighted assets and off-balance sheet exposures. This approach is based on the Bank for International Settlements' agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

About capital ratios

Capital ratios are measures of financial strength and flexibility.

The two primary ratios we use to measure capital adequacy are the Tier 1 capital ratio and the total capital ratio. OSFI defines these ratios and sets levels for Canadian banks:

- The Tier 1 capital ratio is defined as Tier 1 capital divided by risk-weighted assets. OSFI requires banks to meet Tier 1 capital requirements of 7% to be considered well capitalized.
- The total capital ratio is defined as total regulatory capital divided by risk-weighted assets. OSFI requires banks to meet total capital requirements of 10% to be considered well capitalized.

Risk-weighted assets

Our total balance sheet assets showed strong growth in 2001, increasing $23 billion or 9%. However, total risk-weighted assets decreased, as a result of our ongoing management of risk-weighted assets across all of our businesses.

We review balance sheet and off-balance sheet exposures when assessing risk.

See Managing risk | page 24

Interest coverage on subordinated notes and debentures

We're required to disclose certain information to our noteholders about our interest coverage.

Our interest requirements on all subordinated notes and debentures after adjusting for new issues and retiring subordinated debt amounted to $327 million for the year ended October 31, 2001.

Our reported net income before interest and income tax and after deducting non-controlling interest in TD Waterhouse Group, Inc. for the year ended October 31, 2001 was $1,557 million, which was 4.8 times our interest requirement for this period.

On an operating cash basis these figures were $327 million, $3,240 million and 9.9 times, respectively.

PROPOSED CAPITAL ACCORD

This year, the Basel Committee on Banking Supervision published for consultation a new capital accord to replace the accord that was originally introduced in 1988 and supplemented in 1996.

The proposed accord allows banks of all levels of complexity and sophistication to determine their capital levels based on how they measure, manage and mitigate risk. It provides a range of methodologies, from simple to advanced, for measuring credit and operational risk.

Each bank can adopt the approach that best fits its level of sophistication and risk profile, subject to review by regulators. The accord, however, seeks to build in rewards for banks that have more rigorous and accurate risk management by allowing them to have less regulatory capital than banks that use weaker or less sophisticated approaches.

The financial services industry around the world has commented on the accord. This dialogue will continue over the next several years together with consultation with OSFI on implementing the accord in Canada. We're developing systems and procedures to implement the new accord beginning with fiscal year 2005.

Risk-weighted assets at year end

(millions of dollars)	2001		2000		1999	
	Balance	**Risk-weighted balance**	Balance	Risk-weighted balance	Balance	Risk-weighted balance
Balance sheet assets						
Cash resources	**$ 5,945**	**$ 991**	$ 4,187	$ 657	$ 6,226	$ 1,109
Securities purchased under resale agreements	**20,205**	**324**	13,974	238	25,708	201
Securities	**97,194**	**6,946**	85,387	8,286	69,093	6,956
Loans	**119,673**	**66,514**	120,721	72,351	87,485	54,079
Customers' liability under acceptances	**9,122**	**8,246**	9,812	9,008	9,040	8,286
Other assets	**35,699**	**6,342**	30,737	7,704	16,865	4,757
Total balance sheet assets	**$ 287,838**	**89,363**	$ 264,818	98,244	$ 214,417	75,388
Off-balance sheet assets						
Credit instruments		**18,350**		16,130		19,347
Derivative financial instruments		**6,373**		4,661		3,603
Total off-balance sheet assets		**24,723**		20,791		22,950
Total risk-weighted asset equivalent – credit risk		**114,086**		119,035		98,338
– *market risk*		**13,032**		11,125		10,146
Total risk-weighted assets		**$ 127,118**		$ 130,160		$ 108,484

Supplementary information

TABLE 1 Consolidated statement of income (TEB)

(millions of dollars)	2001	2000	1999
Net interest income (TEB)	**$ 4,636**	$ 3,804	$ 3,173
Provision for credit losses[1]	**620**	480	275
Net interest income after credit loss provision (TEB)	**4,016**	3,324	2,898
Other income[1]	**6,097**	6,400	4,092
Net interest and other income (TEB)	**10,113**	9,724	6,990
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	**6,925**	6,307	4,508
Income before provision for income taxes (TEB)	**3,188**	3,417	2,482
Provision for income taxes (TEB)	**981**	1,322	1,005
Income before non-controlling interest	**2,207**	2,095	1,477
Non-controlling interest	**49**	77	5
Net income – operating cash basis[2]	**$ 2,158**	$ 2,018	$ 1,472
Gains on sale of investment real estate, net of tax	**275**	–	–
Increase in general provision, net of tax	**(208)**	–	–
Restructuring costs, net of tax	**(138)**	(271)	–
Income tax expense from income tax rate changes[3]	**(75)**	–	–
Special gains, net of tax	**–**	–	1,553
Net income – cash basis	**$ 2,012**	$ 1,747	$ 3,025
Non-cash goodwill/intangible amortization, net of tax	**629**	722	44
Reported net income	**$ 1,383**	$ 1,025	$ 2,981

[1] Excludes special increases in the general provision of $300 million pre-tax in 2001 and special real estate gains of $350 million pre-tax in 2001.

[2] Operating cash basis results exclude restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse Group, Inc. in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000), the effects of future tax rate reductions on future tax balances in 2001, the net effect of real estate gains and general provision increases in 2001 and the gain on the sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999. Operating results are presented on this basis in order to provide a meaningful year-over-year comparison. Cash basis results exclude the after-tax impact of goodwill and other purchase-related intangible amortization. As explained, operating cash basis results are different from reported results determined in accordance with generally accepted accounting principles (GAAP). The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers.

[3] Tax rate reductions cause a writedown of future tax assets.

See Consolidated statement of income page 43

TABLE 2 Operating cash basis measurements[1]

	2001	2000	1999
Operating cash basis earnings per common share	**$ 3.31**	$ 3.16	$ 2.39
Adjustments for non-cash/special items:			
Amortization of goodwill, net of tax	**(.30)**	(.21)	(.07)
Amortization of intangible assets from business combinations, net of tax	**(.70)**	(.95)	–
Gains on sale of investment real estate, net of tax	**.44**	–	–
Increase in general provision, net of tax	**(.33)**	–	–
Restructuring costs, net of tax	**(.23)**	(.44)	–
Income tax expense from income tax rate changes[2]	**(.12)**	–	–
Special gains, net of tax	–	–	2.58
Earnings per common share – consolidated statement of income	**$ 2.07**	$ 1.56	$ 4.90
Return on common shareholders' equity			
Operating cash basis net income applicable to common shares	**$ 2,075**	$ 1,962	$ 1,429
Average common shareholders' equity	**11,505**	10,894	8,576
Operating cash basis return on common shareholders' equity	**18.0%**	18.0%	16.7%

[1] Operating cash basis results exclude restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse Group, Inc. in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000), the effects of future tax rate reductions on future tax balances in 2001, the net effect of real estate gains and general provision increases in 2001 and the gain on the sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999. Operating results are presented on this basis in order to provide a meaningful year-over-year comparison. Cash basis results exclude the after-tax impact of goodwill and other purchase-related intangible amortization. As explained, operating cash basis results are different from reported results determined in accordance with generally accepted accounting principles (GAAP). The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers.

[2] Tax rate reductions cause a writedown of future tax assets.

TABLE 3 Analysis of change in net interest income (TEB)

(millions of dollars)	**2001 vs. 2000**			2000 vs. 1999		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	**Average rate**	**Net change**	Average volume	Average rate	Net change
Total earning assets	**$ 908**	**$ (66)**	**$ 842**	$ 2,956	$ (148)	$ 2,808
Total interest-bearing liabilities	**(710)**	**700**	**(10)**	(2,053)	(124)	(2,177)
Net interest income	**$ 198**	**$ 634**	**$ 832**	$ 903	$ (272)	$ 631

TABLE 4 Net interest rate margin (TEB)

(millions of dollars)	**2001**			2000			1999		
	Average earning assets	**Net interest income**	**Margin**	Average earning assets	Net interest income	Margin	Average earning assets	Net interest income	Margin
Canada	**$147,525**	**$ 3,628**	**2.46%**	$133,116	$ 3,137	2.36%	$100,814	$ 2,459	2.44%
United States	**55,798**	**509**	**.91**	53,371	458	.86	47,472	484	1.02
Other international	**50,128**	**499**	**1.00**	47,534	209	.44	37,861	230	.61
Total Bank	**$253,451**	**$ 4,636**	**1.83%**	$234,021	$ 3,804	1.63%	$186,147	$ 3,173	1.70%

TABLE 5 Average earning balances and interest rates (TEB)

(millions of dollars)	2001			2000			1999		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets									
Deposits with banks	**$ 7,810**	**$ 391**	**5.0%**	$ 8,253	$ 474	5.7%	$ 7,943	$ 512	6.4%
Securities purchased under resale agreements	**26,511**	**1,462**	**5.5**	23,561	1,350	5.7	24,401	1,156	4.7
Securities									
Investment	**28,696**	**1,535**	**5.3**	27,210	1,512	5.6	15,922	898	5.6
Trading	**70,375**	**2,636**	**3.7**	60,607	1,932	3.2	48,715	2,062	4.2
Total securities	**99,071**	**4,171**	**4.2**	87,817	3,444	3.9	64,637	2,960	4.6
Loans									
Residential mortgages	**48,462**	**3,172**	**6.5**	42,750	2,796	6.5	32,904	2,118	6.4
Consumer instalment and other personal	**32,071**	**2,612**	**8.1**	32,026	2,762	8.6	17,981	1,409	7.8
Business and government	**39,526**	**2,908**	**7.4**	39,614	3,048	7.7	38,281	2,911	7.6
Total loans	**120,059**	**8,692**	**7.2**	114,390	8,606	7.5	89,166	6,438	7.2
Total earning assets	**$253,451**	**$ 14,716**	**5.8%**	$234,021	$ 13,874	5.9%	$186,147	$ 11,066	5.9%
Interest-bearing liabilities									
Deposits									
Personal	**$ 93,733**	**$ 3,385**	**3.6%**	$ 81,174	$ 3,514	4.3%	$ 50,640	$ 1,898	3.7%
Banks	**31,210**	**1,667**	**5.3**	35,562	1,960	5.5	30,078	1,675	5.6
Business and government	**76,093**	**3,232**	**4.2**	72,684	3,320	4.6	61,330	2,681	4.4
Total deposits	**201,036**	**8,284**	**4.1**	189,420	8,794	4.6	142,048	6,254	4.4
Subordinated notes and debentures	**4,943**	**297**	**6.0**	3,860	251	6.5	3,328	181	5.4
Obligations related to securities sold short and under repurchase agreements	**43,567**	**1,488**	**3.4**	35,950	985	2.7	34,280	1,430	4.2
Other interest-bearing liabilities	**156**	**11**	**7.1**	521	40	7.7	397	28	7.0
Total interest-bearing liabilities	**$249,702**	**$ 10,080**	**4.0%**	$229,751	$ 10,070	4.4%	$180,053	$ 7,893	4.4%
Total net interest income (TEB)		**$ 4,636**			$ 3,804			$ 3,173	

TABLE 6 Other income

(millions of dollars)	2001	2000	1999	1998	1997
TD Waterhouse fees and commissions	**$ 1,002**	$ 1,521	$ 979	$ 634	$ 467
Full service brokerage and other securities services	**701**	667	484	379	333
Mutual fund management	**502**	452	258	204	152
Credit fees	**425**	545	463	403	352
Net investment securities gains[1]	**216**	382	362	386	329
Trading income	**1,318**	1,225	679	298	270
Service charges	**589**	463	289	283	268
Loan securitizations	**272**	236	94	33	–
Card services	**249**	233	190	180	165
Insurance	**326**	198	65	56	42
Trust fees	**86**	75	23	21	30
Gains on sale of investment real estate	**350**	–	–	–	–
Foreign exchange – non-trading	**114**	134	72	95	81
Property rental income	**60**	91	59	61	54
Other services	**237**	178	75	164	107
Total	**$ 6,447**	$ 6,400	$ 4,092	$ 3,197	$ 2,650
Percentage increase over previous year	**.7%**	56.4%	28.0%	20.6%	51.5%

[1] Excludes special Knight/Trimark gain in 1999.

TABLE 7 Trading related income (TEB)[1]

(millions of dollars)	2001	2000	1999
Net interest income	**$ 219**	$ (287)	$ 30
Other income	**1,318**	1,225	679
Total trading related income (TEB)	**$ 1,537**	$ 938	$ 709
By business			
Interest rate and credit portfolios	**$ 780**	$ 383	$ 417
Foreign exchange portfolios	**247**	200	145
Equity and other portfolios	**510**	355	147
Total trading related income (TEB)	**$ 1,537**	$ 938	$ 709

[1] Trading related income includes both trading income reported in other income and net interest income derived from trading instruments.

TABLE 8 Non-interest expenses and efficiency ratio[1]

(millions of dollars)	2001	2000	1999	1998	1997
Salaries and employee benefits					
Salaries	**$ 2,225**	$ 2,032	$ 1,475	$ 1,362	$ 1,208
Incentive compensation	**1,150**	1,048	785	630	478
Pension and other employee benefits	**333**	319	223	175	140
Salaries and employee benefits total	**3,708**	3,399	2,483	2,167	1,826
Occupancy					
Rent	**323**	266	209	196	171
Depreciation	**149**	104	80	73	72
Other	**120**	128	84	75	70
Occupancy total	**592**	498	373	344	313
Equipment					
Rent	**159**	118	88	78	58
Depreciation	**169**	156	121	108	86
Other	**328**	287	186	149	126
Equipment total	**656**	561	395	335	270
General					
Marketing and business development	**410**	434	261	213	188
Brokerage related fees	**229**	260	221	162	100
Professional and advisory services	**322**	284	172	140	134
Communications	**205**	202	155	142	121
Capital and business taxes	**106**	82	86	73	110
Postage	**115**	110	82	65	59
Travel and relocation	**67**	65	46	45	38
Deposit insurance premiums	**33**	28	41	63	64
Other – excluding non-cash goodwill/intangible amortization and restructuring costs	**482**	384	193	139	103
General total	**1,969**	1,849	1,257	1,042	917
Total expenses excluding non-cash goodwill/intangible amortization and restructuring costs	**$ 6,925**	$ 6,307	$ 4,508	$ 3,888	$ 3,326
Percentage increase	**9.8%**	39.9%	15.9%	16.9%	25.3%
Efficiency ratio					
Net interest income (TEB)	**$ 4,636**	$ 3,804	$ 3,173	$ 3,140	$ 2,983
Other income	**6,447**	6,400	4,092	3,197	2,650
Total revenue (TEB)	**11,083**	10,204	7,265	6,337	5,633
Deduct one-time gains	**350**	–	61	246	200
Adjusted revenue (TEB)	**$ 10,733**	$ 10,204	$ 7,204	$ 6,091	$ 5,433
Efficiency ratio – excluding non-cash goodwill/ intangible amortization, restructuring costs and one-time gains[2]	**64.5%**	61.8%	62.6%	63.8%	61.2%

[1] Expenses used to compute the efficiency ratio exclude non-cash goodwill/intangible amortization from business combinations, and restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse Group, Inc. in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000).

[2] Excludes special gains on the sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999, real estate gains in 2001 and other one-time gains.

TABLE 9 Taxes

(millions of dollars)	2001	2000	1999	1998	1997
Income taxes					
Consolidated statement of income	**$ (164)**	$ 296	$ 1,090	$ 611	$ 641
Taxable equivalent adjustment	**245**	199	192	199	161
	81	495	1,282	810	802
Other taxes					
Payroll taxes	**174**	160	85	86	82
Deposit insurance premiums	**33**	28	41	63	64
Capital taxes	**80**	76	77	71	83
GST and provincial sales taxes	**149**	92	82	93	74
Municipal and business taxes	**109**	93	71	60	68
Total other taxes	**545**	449	356	373	371
Total taxes	**$ 626**	$ 944	$ 1,638	$ 1,183	$ 1,173
Effective income tax rate[1]	**30.8%**	38.7%	40.7%	42.0%	42.4%
Effective total tax rate[1]	**40.9%**	45.8%	46.8%	51.3%	51.9%

[1] Excludes restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse Group, Inc. in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000), the net effect of real estate gains and general provision increases in 2001, goodwill and intangibles gross-up and benefits in 2001 and 2000 as well as the special gain on the sale of TD Waterhouse Group, Inc. in 1999.

TABLE 10 Loans to small and mid-sized business customers

(millions of dollars)	Loans authorized			Amount outstanding		
Loan amount	**2001**	2000	1999	**2001**	2000	1999
(thousands of dollars)						
0 – 24	**$ 1,107**	$ 1,029	$ 340	**$ 590**	$ 486	$ 170
25 – 49	**725**	720	462	**435**	431	279
50 – 99	**1,263**	1,200	971	**748**	718	604
100 – 249	**2,690**	2,507	2,278	**1,676**	1,545	1,446
250 – 499	**2,409**	2,275	2,190	**1,416**	1,332	1,322
500 – 999	**2,552**	2,443	2,448	**1,371**	1,272	1,331
1,000 – 4,999	**7,266**	7,360	7,366	**3,336**	3,360	3,358
Total[1]	**$ 18,012**	$ 17,534	$ 16,055	**$ 9,572**	$ 9,144	$ 8,510

[1] Personal loans used for business purposes are not included in these totals.

TABLE 11 **Loans and customers' liability under acceptances at year end**

(millions of dollars)

By sector	Canada[1] 2001	Canada[1] 2000	United States[1] 2001	United States[1] 2000	Other international[1] 2001	Other international[1] 2000	Total 2001	Total 2000	Total 1999
Residential mortgages	**$ 50,804**	$ 44,400	**$ –**	$ –	**$ 3**	$ –	**$ 50,807**	$ 44,400	$ 31,483
Consumer instalment and other personal	**26,777**	24,863	**4,329**	9,993	**20**	20	**31,126**	34,876	20,443
Total residential and personal	**77,581**	69,263	**4,329**	9,993	**23**	20	**81,933**	79,276	51,926
Real estate development									
Commercial and industrial	**1,943**	1,997	**117**	42	**–**	–	**2,060**	2,039	1,687
Residential	**1,333**	1,641	**71**	36	**–**	–	**1,404**	1,677	1,161
Retail	**445**	904	**–**	–	**30**	35	**475**	939	526
Real estate services	**265**	264	**15**	42	**–**	–	**280**	306	204
Total real estate	**3,986**	4,806	**203**	120	**30**	35	**4,219**	4,961	3,578
Agriculture	**2,309**	2,324	**–**	–	**–**	2	**2,309**	2,326	2,035
Apparel and textile	**398**	399	**17**	13	**36**	–	**451**	412	576
Automotive	**1,378**	1,420	**164**	364	**16**	14	**1,558**	1,798	1,753
Cable	**562**	374	**847**	1,329	**549**	527	**1,958**	2,230	1,732
Chemical	**582**	953	**458**	460	**85**	201	**1,125**	1,614	2,040
Construction	**667**	695	**107**	175	**70**	148	**844**	1,018	596
Financial	**2,180**	2,803	**780**	813	**1,152**	962	**4,112**	4,578	4,434
Food, beverage and tobacco	**1,744**	1,479	**192**	192	**195**	231	**2,131**	1,902	1,990
Forestry	**909**	836	**619**	571	**192**	328	**1,720**	1,735	1,609
Government	**311**	511	**37**	47	**–**	1,170	**348**	1,728	422
Health and social services	**1,037**	1,075	**150**	258	**–**	19	**1,187**	1,352	1,656
Media and entertainment	**1,699**	2,062	**1,360**	2,086	**658**	707	**3,717**	4,855	4,557
Metals and mining	**963**	924	**267**	266	**114**	240	**1,344**	1,430	1,438
Oil and gas	**2,240**	2,811	**1,022**	1,079	**79**	160	**3,341**	4,050	3,198
Retail	**909**	862	**410**	134	**8**	51	**1,327**	1,047	872
Sundry manufacturing	**1,341**	1,379	**251**	303	**55**	370	**1,647**	2,052	2,528
Telecommunications	**285**	434	**2,983**	2,038	**983**	768	**4,251**	3,240	1,741
Transportation	**1,133**	901	**85**	52	**89**	220	**1,307**	1,173	1,254
Utilities	**794**	988	**2,618**	1,869	**1,450**	1,523	**4,862**	4,380	4,360
All other loans	**2,536**	2,846	**306**	308	**262**	222	**3,104**	3,376	2,230
Total business and government	**27,963**	30,882	**12,876**	12,477	**6,023**	7,898	**46,862**	51,257	44,599
Total	**$ 105,544**	$100,145	**$17,205**	$ 22,470	**$ 6,046**	$ 7,918	**$128,795**	$130,533	$ 96,525
Percentage change	**5.4%**	42.7%	**(23.4)%**	17.7%	**(23.6)%**	9.1%	**(1.3)%**	35.2%	1.7%

By location of ultimate risk	2001	2000	1999	2001 % mix	2000 % mix	1999 % mix
Canada						
Atlantic	**$ 3,352**	$ 3,108	$ 2,420	**2.6**	2.4	2.5
Québec	**5,769**	5,332	5,452	**4.5**	4.1	5.6
Ontario	**66,475**	62,583	42,218	**51.6**	48.0	43.7
Prairies	**16,156**	15,188	11,748	**12.5**	11.6	12.2
British Columbia	**14,296**	13,865	8,355	**11.1**	10.6	8.7
Total Canada	**106,048**	100,076	70,193	**82.3**	76.7	72.7
United States	**15,768**	21,608	18,486	**12.3**	16.6	19.2
Other international						
United Kingdom	**1,549**	1,906	2,330	**1.2**	1.5	2.4
Europe – other	**1,224**	1,629	427	**.9**	1.2	.4
Australia and New Zealand	**1,356**	1,695	3,026	**1.1**	1.3	3.1
Japan	**15**	1,236	253	**–**	.9	.3
Asia – other	**1,755**	1,337	946	**1.4**	1.0	1.0
Latin America and Caribbean	**1,068**	1,034	860	**.8**	.8	.9
Middle East and Africa	**12**	12	4	**–**	–	–
Total other international	**6,979**	8,849	7,846	**5.4**	6.7	8.1
Total	**$128,795**	$ 130,533	$ 96,525	**100.0**	100.0	100.0
Percentage change over previous year						
Canada	**6.0%**	42.6%	(1.5)%			
United States	**(27.0)**	16.9	30.6			
Other international	**(21.1)**	12.8	(17.1)			
Total	**(1.3)%**	35.2%	1.7%			

[1] Based on geographic location of unit responsible for recording revenue.

TABLE 12 Impaired loans less allowance for credit losses at year end

(millions of dollars)	Canada[1]		United States[1]		Other international[1]		Total		
By sector	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	1999
Residential mortgages	**$ 82**	$ 69	**$ –**	$ –	**$ –**	$ –	**$ 82**	$ 69	$ 46
Consumer instalment and other personal	**94**	47	**–**	–	**–**	–	**94**	47	27
Total residential and personal	**176**	116	**–**	–	**–**	–	**176**	116	73
Real estate development									
Commercial and industrial	**5**	16	**–**	–	**–**	–	**5**	16	13
Residential	**6**	2	**–**	–	**–**	–	**6**	2	2
Retail	**–**	–	**–**	–	**–**	–	**–**	–	–
Real estate services	**2**	2	**–**	–	**–**	–	**2**	2	4
Total real estate	**13**	20	**–**	–	**–**	–	**13**	20	19
Agriculture	**22**	21	**–**	–	**–**	–	**22**	21	16
Apparel and textile	**(5)**	(4)	**–**	8	**–**	–	**(5)**	4	68
Automotive	**4**	2	**1**	1	**–**	–	**5**	3	6
Cable	**–**	–	**–**	–	**–**	–	**–**	–	–
Chemical	**2**	–	**–**	–	**–**	–	**2**	–	1
Construction	**8**	(2)	**33**	–	**1**	3	**42**	1	5
Financial	**1**	–	**–**	–	**–**	–	**1**	–	2
Food, beverage and tobacco	**9**	6	**–**	–	**–**	–	**9**	6	47
Forestry	**24**	28	**–**	–	**–**	–	**24**	28	50
Health and social services	**4**	–	**–**	95	**–**	–	**4**	95	59
Media and entertainment	**19**	25	**–**	–	**10**	–	**29**	25	9
Metals and mining	**3**	–	**–**	–	**–**	–	**3**	–	2
Oil and gas	**1**	–	**–**	–	**–**	–	**1**	–	18
Retail	**(2)**	–	**–**	–	**–**	–	**(2)**	–	8
Sundry manufacturing	**39**	–	**63**	21	**–**	–	**102**	21	21
Telecommunications	**–**	–	**276**	46	**4**	–	**280**	46	6
Transportation	**137**	143	**36**	40	**–**	–	**173**	183	3
Utilities	**25**	25	**147**	66	**35**	13	**207**	104	29
All other loans	**2**	4	**–**	–	**–**	–	**2**	4	13
Total business and government	**306**	268	**556**	277	**50**	16	**912**	561	382
Total net impaired loans before general allowances	**$ 482**	$ 384	**$ 556**	$ 277	**$ 50**	$ 16	**$ 1,088**	$ 677	$ 455
Less: general allowances							**1,141**	836	712
Total net impaired loans							**$ (53)**	$ (159)	$ (257)
Net impaired loans as a % of common equity							**(.4)%**	(1.4)%	(2.4)%

By location[1]	**2001**	2000	1999	**2001 % mix**	2000 % mix	1999 % mix
Canada						
Atlantic	**$ 8**	$ 7	$ 9	**.7**	1.0	2.0
Québec	**25**	40	37	**2.3**	5.9	8.1
Ontario	**383**	297	254	**35.2**	43.9	55.8
Prairies	**31**	17	24	**2.9**	2.5	5.3
British Columbia	**35**	23	16	**3.2**	3.4	3.5
Total Canada	**482**	384	340	**44.3**	56.7	74.7
United States	**556**	277	102	**51.1**	40.9	22.4
Other international	**50**	16	13	**4.6**	2.4	2.9
Total net impaired loans before general allowances	**$1,088**	$ 677	$ 455	**100.0**	100.0	100.0
Less: general allowances	**1,141**	836	712			
Total net impaired loans	**$ (53)**	$ (159)	$ (257)			
Net impaired loans as a % of net loans[2]	**–%**	(.1)%	(.3)%			

[1] Based on geographic location of unit responsible for recording revenue.
[2] Includes customers' liability under acceptances.

TABLE 13 Impact on net interest income due to impaired loans

(millions of dollars)	**2001**	2000	1999
Reduction in net interest income due to impaired loans	**$ 127**	$ 103	$ 63
Recoveries	**(25)**	(15)	(11)
Net reduction	**$ 102**	$ 88	$ 52

TABLE 14 Provision for credit losses

(millions of dollars)	Canada[1]		United States[1]		Other international[1]		Total		
By sector	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	1999
Residential mortgages	**$ 3**	$ 9	**$ –**	$ –	**$ –**	$ –	**$ 3**	$ 9	$ 4
Consumer instalment and other personal	**248**	162	**2**	2	**–**	–	**250**	164	44
Total residential and personal	**251**	171	**2**	2	**–**	–	**253**	173	48
Real estate development									
Commercial and industrial	**(3)**	(10)	**(1)**	–	**–**	–	**(4)**	(10)	–
Residential	**1**	–	**–**	–	**–**	–	**1**	–	(5)
Retail	**–**	–	**–**	–	**–**	–	**–**	–	(1)
Real estate services	**1**	–	**–**	–	**–**	–	**1**	–	–
Total real estate	**(1)**	(10)	**(1)**	–	**–**	–	**(2)**	(10)	(6)
Agriculture	**2**	6	**–**	–	**–**	–	**2**	6	3
Apparel and textile	**1**	(11)	**(3)**	24	**–**	–	**(2)**	13	36
Automotive	**2**	1	**8**	–	**–**	–	**10**	1	5
Cable	**–**	–	**–**	–	**–**	–	**–**	–	–
Chemical	**–**	–	**–**	–	**–**	–	**–**	–	1
Construction	**9**	3	**33**	–	**2**	–	**44**	3	2
Financial	**1**	–	**–**	–	**(2)**	4	**(1)**	4	10
Food, beverage and tobacco	**(1)**	–	**–**	–	**–**	–	**(1)**	–	7
Forestry	**(20)**	9	**–**	–	**–**	–	**(20)**	9	45
Health and social services	**2**	–	**14**	102	**–**	–	**16**	102	36
Media and entertainment	**19**	17	**–**	–	**4**	–	**23**	17	5
Metals and mining	**2**	–	**–**	–	**–**	–	**2**	–	2
Oil and gas	**(1)**	–	**–**	(2)	**–**	–	**(1)**	(2)	1
Retail	**5**	–	**–**	–	**–**	–	**5**	–	3
Sundry manufacturing	**21**	–	**18**	7	**–**	–	**39**	7	8
Telecommunications	**–**	–	**208**	5	**(4)**	5	**204**	10	(43)
Transportation	**11**	71	**3**	6	**–**	–	**14**	77	1
Utilities	**–**	43	**11**	13	**23**	14	**34**	70	4
All other loans	**1**	–	**–**	–	**–**	–	**1**	–	7
Total business and government	**53**	129	**291**	155	**23**	23	**367**	307	127
Total before special general provision[3]	**$ 304**	$ 300	**$ 293**	$ 157	**$ 23**	$ 23	**$ 620**	$ 480	$ 175
Special general provision							**300**	–	100
Total							**$ 920**	$ 480	$ 275

By location[1]	**2001**	2000	1999	**2001 % mix**	2000 % mix	1999 % mix
Canada						
Atlantic	**$ 14**	$ 9	$ 5	**1.5**	1.9	1.8
Québec	**26**	26	17	**2.8**	5.4	6.2
Ontario	**187**	200	74	**20.3**	41.7	26.9
Prairies	**41**	27	13	**4.6**	5.6	4.7
British Columbia	**36**	38	8	**3.8**	7.9	2.9
Total Canada	**304**	300	117	**33.0**	62.5	42.5
United States	**293**	157	45	**31.9**	32.7	16.4
Other international						
United Kingdom	**–**	8	5	**–**	1.6	1.7
Australia	**4**	6	4	**.4**	1.3	1.5
Asia and Latin America	**19**	9	4	**2.1**	1.9	1.5
Total other international	**23**	23	13	**2.5**	4.8	4.7
Special general provision	**300**	–	100	**32.6**	–	36.4
Total	**$ 920**	$ 480	$ 275	**100.0**	100.0	100.0

Provision for credit losses as a % of net average loans[2]	**2001**	2000	1999
Canada			
Residential mortgages	**.01%**	.02%	.01%
Personal	**.96**	.77	.35
Business and other	**.18**	.46	.26
Total Canada	**.29**	.33	.16
United States	**1.57**	.71	.24
Other international	**.31**	.26	.17
Special general provision	**.23**	–	.10
Total	**.71%**	.39%	.28%

[1] Based on geographic location of unit responsible for recording revenue.

[2] Includes customers' liability under acceptances.

[3] There were no restructured loans written off during the years ended October 31, 2001 and October 31, 2000 and $10 million of restructured loans were written off during the year ended October 31, 1999.

TABLE 15 Current replacement cost of derivatives

(millions of dollars)	Canada[1]		United States[1]		Other international[1]		Total		
By sector	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	1999
Financial	**$ 10,485**	$ 7,045	**$ 1,212**	$ 674	**$ 9,044**	$ 5,363	**$ 20,741**	$ 13,082	$ 8,941
Government	**891**	395	**2**	–	**313**	273	**1,206**	668	483
Other	**1,271**	1,025	**798**	193	**806**	694	**2,875**	1,912	1,592
Current replacement cost	**$ 12,647**	$ 8,465	**$ 2,012**	$ 867	**$ 10,163**	$ 6,330	**24,822**	15,662	11,016
Less impact of master netting agreements and collateral							**15,779**	7,847	5,419
							$ 9,043	$ 7,815	$ 5,597

By location of ultimate risk	**2001**	2000	**2001 % mix**	2000 % mix
Canada	**$ 5,261**	$ 3,734	**21.2**	23.8
United States	**7,706**	4,295	**31.0**	27.4
Other international				
United Kingdom	**2,948**	1,644	**11.9**	10.5
Europe – other	**6,783**	4,675	**27.3**	29.8
Australia and New Zealand	**683**	510	**2.8**	3.3
Japan	**364**	218	**1.5**	1.4
Asia – other	**158**	48	**.6**	.3
Latin America and Caribbean	**127**	90	**.5**	.6
Middle East and Africa	**792**	448	**3.2**	2.9
Total other international	**11,855**	7,633	**47.8**	48.8
Total current replacement cost	**24,822**	15,662	**100.0**	100.0
Less impact of master netting agreements and collateral	**15,779**	7,847		
	$ 9,043	$ 7,815		

[1] Based on geographic location of unit responsible for recording revenue.

TABLE 16 Assets under administration and assets under management

(millions of dollars)	**2001**	2000	1999
Assets under administration			
TD Canada Trust			
Retail custody and other	**$ 16,754**	$ 16,875	$ 15,776
Loans securitized	**18,256**	21,373	8,070
Total TD Canada Trust	**35,010**	38,248	23,846
TD Waterhouse – Customer assets			
Retail brokerage – Canada	**47,602**	52,739	36,232
– United States and other international	**151,721**	189,195	145,176
Total TD Waterhouse	**199,323**	241,934	181,408
TD Wealth Management	**40,790**	40,442	24,742
Total assets under administration	**$ 275,123**	$ 320,624	$ 229,996
Assets under management			
TD Wealth Management	**$ 119,467**	$ 112,299	$ 68,971

Consolidated financial statements

Financial reporting responsibility

The consolidated financial statements of The Toronto-Dominion Bank and related financial information presented in this Annual Report have been prepared by management, which is responsible for their integrity, consistency, objectivity and reliability. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and the related regulations have been applied and management has exercised its judgement and made best estimates where deemed appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

The Bank's Board of Directors, acting through the Audit and Risk Management Committee which is comprised of directors who are not officers or employees of the Bank, oversees management's responsibilities for the financial reporting and internal control systems.

The Bank's Chief Internal Auditor, who has full and free access to the Audit and Risk Management Committee, conducts an extensive program of audits in coordination with the Bank's shareholders' auditors. This program is an integral part of the system of internal control and is carried out by a professional staff of auditors.

The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as he may deem necessary to satisfy himself that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in a sound financial condition.

Ernst & Young LLP and PricewaterhouseCoopers LLP, the shareholders' auditors, have audited our consolidated financial statements. They have full and free access to, and meet periodically with, the Audit and Risk Management Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

A. Charles Baillie
Chairman and
Chief Executive Officer

W. Edmund Clark
President and
Chief Operating Officer

Daniel A. Marinangeli
Executive Vice President and
Chief Financial Officer

Auditors' report to the shareholders

We have audited the consolidated balance sheet of The Toronto-Dominion Bank as at October 31, 2001 and the consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

The consolidated financial statements for the years ended October 31, 2000 and 1999 were audited by Ernst & Young LLP and KPMG LLP who expressed an opinion thereon without reservation in their report dated November 16, 2000.

Ernst & Young LLP
Chartered Accountants

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Canada
November 15, 2001

Consolidated balance sheet

As at October 31

(millions of dollars)	2001	2000
ASSETS		
Cash resources		
Cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks	$ 1,961	$ 1,522
Interest-bearing deposits with other banks	3,984	2,665
	5,945	4,187
Securities purchased under resale agreements	20,205	13,974
Securities (Note 2)		
Investment	31,010	27,090
Trading	66,184	58,297
	97,194	85,387
Loans (net of allowance for credit losses) (Note 3)		
Residential mortgages	50,807	44,400
Consumer instalment and other personal	31,126	34,876
Business and government	37,740	41,445
	119,673	120,721
Other		
Customers' liability under acceptances	9,122	9,812
Trading derivatives' market revaluation **(Note 14)**	21,435	14,258
Goodwill and intangible assets from business combinations	6,616	7,835
Land, buildings and equipment **(Note 5)**	1,832	2,791
Other assets	5,816	5,853
	44,821	40,549
Total assets	$ 287,838	$ 264,818
LIABILITIES		
Deposits (Note 6)		
Personal	$ 95,982	$ 92,488
Banks	23,173	25,324
Business and government	74,759	67,996
	193,914	185,808
Other		
Acceptances	9,122	9,812
Obligations related to securities sold short	21,436	19,007
Obligations related to securities sold under repurchase agreements	14,637	8,856
Trading derivatives' market revaluation **(Note 14)**	21,770	12,802
Other liabilities	7,391	9,644
	74,356	60,121
Subordinated notes and debentures (Note 7)	4,892	4,883
Non-controlling interest in subsidiaries (Note 8)	1,272	1,656
SHAREHOLDERS' EQUITY		
Capital stock **(Note 9)**		
Preferred	1,492	1,251
Common	2,259	2,060
Retained earnings	9,653	9,039
	13,404	12,350
Total liabilities and shareholders' equity	$ 287,838	$ 264,818

A. Charles Baillie
Chairman and
Chief Executive Officer

W. Edmund Clark
President and
Chief Operating Officer

See Notes to consolidated financial statements | page 46

Consolidated statement of income

For the years ended October 31

(millions of dollars)	2001	2000	1999
Interest income			
Loans	$ 10,154	$ 9,956	$ 7,594
Securities	3,926	3,245	2,768
Deposits with banks	391	474	512
	14,471	13,675	10,874
Interest expense			
Deposits	8,284	8,794	6,254
Subordinated notes and debentures	297	251	181
Other obligations	1,499	1,025	1,458
	10,080	10,070	7,893
Net interest income	4,391	3,605	2,981
Provision for credit losses (Note 3)	920	480	275
Net interest income after credit loss provision	3,471	3,125	2,706
Other income			
Investment and securities services	2,205	2,640	1,721
Credit fees	425	545	463
Net investment securities gains	216	382	1,079
Trading income	1,318	1,225	679
Service charges	589	463	289
Loan securitizations	272	236	94
Card services	249	233	190
Insurance	326	198	65
Trust fees	86	75	23
Gains on sale of investment real estate (Note 18)	350	–	–
Other	411	403	206
	6,447	6,400	4,809
Net interest and other income	9,918	9,525	7,515
Gain on sale of TD Waterhouse Group, Inc.	–	–	1,122
Net interest and other income, including gain	9,918	9,525	8,637
Non-interest expenses			
Salaries and employee benefits (Note 10)	3,708	3,399	2,483
Occupancy including depreciation	592	498	373
Equipment including depreciation	656	561	395
Amortization of intangible assets from business combinations	1,292	1,203	2
Restructuring costs (Note 19)	239	475	–
Other	1,969	1,849	1,257
Non-interest expenses excluding goodwill amortization	8,456	7,985	4,510
Income before provision for (benefit of) income taxes	1,462	1,540	4,127
Provision for (benefit of) income taxes (Note 11)	(155)	305	1,099
Income before non-controlling interest in subsidiaries	1,617	1,235	3,028
Non-controlling interest in net income of subsidiaries	45	77	5
Income before goodwill amortization	1,572	1,158	3,023
Goodwill amortization, net of tax	189	133	42
Net income	1,383	1,025	2,981
Preferred dividends (Note 9)	83	56	43
Net income applicable to common shares			
– including goodwill amortization	$ 1,300	$ 969	$ 2,938
– excluding goodwill amortization	$ 1,489	$ 1,102	$ 2,980
Average number of common shares outstanding (thousands) (Note 9)	627,047	621,585	599,331
Earnings per common share – including goodwill amortization	$ 2.07	$ 1.56	$ 4.90
– excluding goodwill amortization	2.37	1.77	4.97
Dividends per common share	1.09	.92	.72

See Notes to consolidated financial statements | page 46

Consolidated statement of changes in shareholders' equity

For the years ended October 31

(millions of dollars)	2001	2000	1999
Preferred shares (Note 9)			
Balance at beginning of year	$ 1,251	$ 833	$ 845
Proceeds from share issues	225	410	–
Translation adjustment on shares issued in a foreign currency	16	8	(12)
Balance at end of year	1,492	1,251	833
Common shares (Note 9)			
Balance at beginning of year	2,060	2,006	1,301
Issued on acquisition of subsidiaries	181	41	–
Proceeds from shares issued for cash	–	–	700
Proceeds from shares issued on exercise of options	18	13	5
Balance at end of year	2,259	2,060	2,006
Retained earnings			
Balance at beginning of year	9,039	8,694	6,387
Net income	1,383	1,025	2,981
Preferred dividends	(83)	(56)	(43)
Common dividends	(684)	(572)	(433)
Foreign currency translation adjustments, net of income taxes	171	2	(149)
Stock options settled in cash, net of income taxes	(39)	(41)	(37)
Obligations arising from adoption of new accounting standard for employee future benefits, net of income taxes (Note 1)	(132)	–	–
Other	(2)	(13)	(12)
Balance at end of year	9,653	9,039	8,694
Total common equity	11,912	11,099	10,700
Total shareholders' equity	$ 13,404	$ 12,350	$ 11,533

See Notes to consolidated financial statements **page 46**

Consolidated statement of cash flows

For the years ended October 31

(millions of dollars)	2001	2000	1999
Cash flows from (used in) operating activities			
Net income	$ 1,383	$ 1,025	$ 2,981
Adjustments to determine net cash flows			
Provision for credit losses	920	480	275
Restructuring costs	239	475	–
Depreciation	317	260	201
Amortization of goodwill and intangible assets from business combinations	1,490	1,345	53
Gains on sale of investment real estate	(350)	–	–
Gain on sale of TD Waterhouse Group, Inc.	–	–	(1,122)
Net investment securities gains	(216)	(382)	(1,079)
Changes in operating assets and liabilities			
Future income taxes	(1,210)	(831)	134
Current income taxes payable	(78)	(233)	382
Interest receivable and payable	(249)	288	300
Trading securities	(7,887)	(7,233)	(13,857)
Unrealized gains and amounts receivable on derivatives contracts	(7,177)	(4,607)	3,247
Unrealized losses and amounts payable on derivatives contracts	8,968	4,329	(3,759)
Other	(982)	(828)	2,435
Net cash from (used in) operating activities	(4,832)	(5,912)	(9,809)
Cash flows from (used in) financing activities			
Deposits	8,103	4,008	19,709
Securities sold under repurchase agreements	5,782	(11,484)	10,820
Securities sold short	2,415	3,733	2,010
Debt of subsidiaries	(501)	135	49
Issuance of subordinated notes and debentures	809	1,252	6
Repayment of subordinated notes and debentures	(857)	(5)	(286)
Common shares issued for cash, net of expenses	–	–	688
Common shares issued on exercise of options	18	13	5
Common stock options settled in cash, net of income taxes	(39)	(41)	(37)
Issuance of preferred shares	225	410	–
Dividends paid on – preferred shares	(83)	(56)	(43)
– common shares	(684)	(572)	(433)
Proceeds on issuance of subsidiary shares	–	900	1,457
Other	–	(12)	(41)
Net cash from (used in) financing activities	15,188	(1,719)	33,904
Cash flows from (used in) investing activities			
Interest-bearing deposits	(1,318)	2,097	(3,062)
Activity in investment securities			
Purchases	(15,098)	(69,754)	(44,520)
Proceeds from maturities	3,751	63,223	34,081
Proceeds from sales	7,985	11,935	6,001
Loans	(1,232)	(11,750)	(7,095)
Proceeds from loan securitizations	1,528	6,345	4,275
Land, buildings and equipment	994	(193)	(273)
Securities purchased under resale agreements	(6,231)	12,953	(13,417)
Acquisitions less cash and cash equivalents acquired **(Note 18)**	(296)	(7,167)	–
Net cash from (used in) investing activities	(9,917)	7,689	(24,010)
Net changes in cash and cash equivalents	439	58	85
Cash and cash equivalents at beginning of year	1,522	1,464	1,379
Cash and cash equivalents at end of year represented by cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks	$ 1,961	$ 1,522	$ 1,464
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	$ 10,447	$ 9,063	$ 8,049
Amount of income taxes paid during the year	834	1,314	619

See Notes to consolidated financial statements | page 46

Notes to consolidated financial statements

NOTE 1 Summary of significant accounting policies

Bank Act

The Bank Act stipulates that the consolidated financial statements are to be prepared in accordance with Canadian generally accepted accounting principles, except as specified by the Superintendent of Financial Institutions Canada.

The accounting principles followed by the Bank conform with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

Note 20 to the consolidated financial statements describes and reconciles the differences between Canadian and United States generally accepted accounting principles.

The significant accounting policies and practices followed by the Bank are:

(a) Basis of consolidation

The consolidated financial statements include the assets and liabilities and results of operations of subsidiaries, namely corporations effectively controlled by the Bank. The purchase method is used to account for all business acquisitions.

When the Bank effectively controls a subsidiary but does not own all of the common and preferred shares, the non-controlling interest in the net book value of the subsidiary is disclosed in the consolidated balance sheet separately from the Bank's shareholders' equity. The non-controlling interest in the subsidiary's net income is disclosed net of income taxes as a separate line item in the consolidated statement of income.

Corporations over which the Bank has significant influence are reported in investment securities in the consolidated balance sheet and are accounted for using the equity method of accounting. The Bank's share of earnings of such corporations is reported in interest income in the consolidated statement of income.

(b) Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements of the Bank requires management to make estimates and assumptions based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

(c) Translation of foreign currencies

Foreign currency assets and liabilities are translated into Canadian dollars at prevailing year-end rates of exchange. Foreign currency income and expenses are translated into Canadian dollars at the average exchange rates prevailing throughout the year.

Unrealized translation gains and losses related to the Bank's investment positions in foreign operations, net of any offsetting gains or losses arising from economic hedges of these positions and applicable income taxes, are included in a separate component of shareholders' equity. All other unrealized translation gains and losses and all realized gains and losses are included in other income in the consolidated statement of income.

(d) Cash resources

Cash resources includes cash and cash equivalents represented by cash and highly liquid deposits with the Bank of Canada and non-interest-bearing deposits with other banks.

(e) Securities purchased under resale and sold under repurchase agreements

Securities purchased under resale agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under resale and sold under repurchase agreements are carried at cost on the consolidated balance sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income.

(f) Securities

Investment account securities, excluding loan substitutes, are securities where the Bank's original intention is to hold to maturity or until market conditions render alternative investments more attractive, and which are generally available for sale. They are carried at cost or amortized cost, adjusted to net realizable value to recognize other than temporary impairment. Gains and losses realized on disposal are determined on the average cost basis. Such gains, losses and write-downs are included in other income.

Trading account securities, including trading securities sold short included in liabilities, are carried at market value. Gains and losses on disposal and adjustments to market are reported in other income.

Interest income earned, amortization of premiums and discounts on debt securities and dividends received are included in interest income.

Loan substitutes are securities which have been structured as after-tax instruments rather than conventional loans in order to provide the issuers with a borrowing rate advantage and are identical in risk and security to bank loans of comparable term. Loan substitutes are carried at cost less any allowance for anticipated credit losses as described in (h).

(g) Loans

Loans are stated net of unearned income and an allowance for credit losses.

Interest income is recorded on the accrual basis until such time as the loan is classified as impaired. Interest on impaired loans subsequently received is recorded as income only when management has reasonable assurance as to the timely collection of the full amount of the principal and interest.

An impaired loan is any loan where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due 90 days is classified as impaired, other than a deposit with a bank, a credit card loan, or a loan that is guaranteed or insured by Canada, the provinces or an agency controlled by these governments.

Deposits with banks are considered impaired when a payment is contractually past due 21 days. Credit card loans with payments 180 days in arrears are considered impaired and are entirely written off.

Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income unless the yield on any loans retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases an appropriate portion of the fee is deferred and amortized to interest income over the term of the loan.

(h) Allowance for credit losses

An allowance is maintained which is considered adequate to absorb all credit-related losses in a portfolio of items which are both on and off the consolidated balance sheet. Assets in the portfolio which are included in the consolidated balance sheet are deposits with banks, loans, mortgages, loan substitutes, securities purchased under resale agreements, acceptances and derivative financial instruments. Items not included in the consolidated balance sheet and referred to as off-balance sheet items include guarantees and letters of credit. The allowance is deducted from the applicable asset in the consolidated balance sheet except for acceptances and off-balance sheet items. The allowance for acceptances and for off-balance sheet items is included in other liabilities.

The allowance consists of specific and general allowances.

Specific allowances include all the accumulated provisions for losses on particular assets required to reduce the book values to estimated realizable amounts in the ordinary course of business. Specific provisions are established on an individual facility basis to recognize credit losses on business and government loans. For personal loans, excluding credit cards, specific provisions are calculated using a formula method taking into account recent loss experience. No specific provisions for credit cards are recorded and balances are written off when payments are 180 days in arrears.

General allowances include all the accumulated provisions for losses which are prudential in nature and cannot be determined on an item-by-item basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. The resulting allowance is considered adequate, when combined with the specific allowances, to absorb all credit losses in the portfolio of on and off-balance sheet items.

Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses, which is charged to the consolidated statement of income, is added to bring the allowance to a level which management considers adequate to absorb probable credit-related losses in its portfolio of on and off-balance sheet items.

(i) Loan securitizations

When loan receivables are sold in a securitization to a qualifying special purpose entity under terms that transfer control to third parties, the transaction is recognized as a sale and the related loan assets are removed from the consolidated balance sheet. As part of the securitization, certain financial assets are retained and consist of one or more subordinated tranches, servicing rights, and in some cases a cash reserve account. The retained interests are classified as investment account securities and are carried at cost or amortized cost. With effect from July 1, 2001, a gain or loss on sale of the loan receivables is recognized immediately in other income. The amount of the gain or loss recognized depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests and the Bank generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key assumptions – credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved. Prior to July 1, 2001, gains arising on loan securitizations were deferred and amortized to income whereas losses were recognized immediately. Transactions entered into prior to July 1, 2001 or completed subsequently pursuant to commitments to sell made prior to July 1, 2001 have not been restated and deferred gains will be amortized over the remaining terms.

Subsequent to the securitization, any retained interests that cannot be contractually settled in such a way that the Bank can recover substantially all of its recorded investment are adjusted to fair value. The current fair value of retained interests is determined using the present value of future expected cash flows as discussed above.

(j) Acceptances

The potential liability of the Bank under acceptances is reported as a liability in the consolidated balance sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

(k) Derivative financial instruments

Derivative financial instruments are financial contracts which derive their value from changes in interest rates, foreign exchange rates and other financial or commodity indices. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. These instruments are traded by the Bank and are also used by the Bank for its own risk management purposes. To be designated as a non-trading derivative contract and receive hedge accounting treatment, the contract must substantially offset the effects of price, interest rate or foreign exchange rate exposures to the Bank, must be documented at inception as a non-trading derivative contract, and must have a high correlation at inception and throughout the contract period between the derivative contract and the Bank's exposure. If these criteria are not met, the contract is designated as a trading derivative.

Trading derivatives are entered into by the Bank to meet the needs of its customers and to take trading positions. Derivative trading portfolios are marked to market with the resulting realized and unrealized gains or losses recognized immediately in other income. The market value for over-the-counter trading derivatives is determined net of valuation adjustments which recognize the need to cover market, liquidity and credit risks, as well as the cost of capital and administrative expenses over the life of each contract.

Non-trading derivatives are entered into by the Bank in order to meet the Bank's funding, investing and credit portfolio management strategies. This is accomplished by modifying one or more characteristics of the Bank's risk related to on-balance sheet financial instruments.

Unrealized gains and losses on non-trading derivatives are accounted for on a basis consistent with the related on-balance sheet financial instrument. Realized gains and losses resulting from the early termination, sale, maturity or extinguishment of such derivatives are generally deferred and amortized over the remaining term of the related on-balance sheet instruments. Premiums on purchased options are deferred at inception and amortized into other income over the contract life.

(l) Goodwill and intangible assets

The difference between the acquisition cost of an investment and the fair value of the net tangible assets acquired is allocated firstly to intangible assets and the residual excess to goodwill. Core deposit intangibles represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition. Other significant intangibles include term deposit, loan and mutual fund intangibles resulting from acquisitions. Intangible assets are amortized to income on a double declining basis over eight years, based on their estimated useful lives. Intangible assets are considered impaired and are written down to their net recoverable amount when their net book value exceeds their estimated future net cash flows. Goodwill is amortized to income over a period not to exceed 20 years. Goodwill amortization is presented on a net of tax basis as a separate item in the consolidated statement of income, after the provision for income taxes and non-controlling interest in net income of subsidiaries. Goodwill is considered impaired and is written down to fair value when the net book value of the investment exceeds its estimated future net cash flows and the decline is other than temporary.

(m) Land, buildings and equipment

Land is reported at cost. Buildings, equipment and leasehold improvements are reported at cost less accumulated depreciation. Gains and losses on disposal are reported in other income. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. Depreciation methods and rates by asset category are as follows:

Asset	Rate and depreciation method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	maximum 3 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	estimated useful life, straight-line

(n) Stock-based compensation plans

The Bank operates two stock-based compensation plans. The first of these is a stock option plan for eligible employees. Participants may, subject to vesting provisions, exercise their options for shares or may elect to receive cash for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares. No expenses are recorded when the stock options are issued. The consideration paid by option holders on the exercise of the options is credited to capital stock. Cash payments to option holders who elect to receive cash are charged to retained earnings on a net of tax basis. Certain employees of a subsidiary company, TD Waterhouse Group, Inc. (TD Waterhouse) also participate in the Bank's stock option plan. In addition, TD Waterhouse offers a stock option plan to its eligible employees allowing participants, subject to vesting provisions, to exercise their options for TD Waterhouse shares. The consideration paid by option holders on the exercise of the options is credited to TD Waterhouse capital stock and is reflected as an increase in non-controlling interest in subsidiaries in the Bank's consolidated balance sheet.

The second stock-based compensation plan is a share purchase plan available to all employees. Under the plan, the Bank matches 50% of employees' permitted contributions toward the purchase of Bank common shares, subject to vesting provisions. The Bank's annual contributions are recorded in salaries and employee benefits.

(o) Employee future benefits

The Bank's principal pension plan is The Pension Fund Society of The Toronto-Dominion Bank, a defined benefit plan for which membership is voluntary. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a second pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both plans is provided by contributions from the Bank and members of the plans. In addition, the Bank and CT maintain partially funded benefit plans for eligible employees. Related retirement benefits are paid from Bank assets and contributions.

The Bank also provides certain post-retirement benefits, post-employment benefits, compensated absences and termination benefits for its employees (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank at certain retirement ages. Employees eligible for the post-employment benefits are those on long-term disability.

As of November 1, 2000, the Bank adopted the new accounting standard on employee future benefits on a retroactive basis without restatement. As a result, an after-tax amount of $132 million has been charged to retained earnings. For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are made each year to determine the present value of the accrued benefits. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of investment returns on the plan assets, compensation increases, retirement age of employees and estimated health care costs. The discount rate used to value liabilities is based on a market rate as of the valuation date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of plan amendments on a straight-line basis over the expected average remaining service life of the employee group. The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the employee group. The cumulative difference between expense and funding contributions is reported in other assets or other liabilities.

For the defined contribution plan, annual pension expense is based on the Bank's contributions to the plan.

(p) Provision for income taxes

The Bank recognizes both the current and future income tax consequences of all transactions that have been recognized in the financial statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes.

(q) Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2001.

NOTE 2 **Securities**

Securities maturity schedule at year end

(millions of dollars)	Remaining term to maturity Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	No specific maturity	**2001 Total**	2000 Total
Investment securities								
Government and government-insured securities								
Canada	$ 4,342	$ 1,698	$ 398	$ 201	$ 7	$ –	**$ 6,646**	$ 3,954
Mortgage-backed securities[1]	5	7,315	289	–	–	–	**7,609**	7,927
Total Canada	4,347	9,013	687	201	7	–	**14,255**	11,881
Provinces	1	7	–	121	2	–	**131**	306
Total	4,348	9,020	687	322	9	–	**14,386**	12,187
Other debt securities								
Canadian issuers	138	67	13	12	28	–	**258**	1,242
U.S. federal government	2,489	25	9	48	27	–	**2,598**	1,852
Other foreign governments	2,344	1,846	548	–	–	–	**4,738**	4,439
Other issuers	1,687	1,207	387	650	24	–	**3,955**	2,787
Total	6,658	3,145	957	710	79	–	**11,549**	10,320
Equity securities								
Preferred shares	353	189	223	344	–	662	**1,771**	1,861
Common shares	–	–	–	–	–	3,304	**3,304**	2,722
Total	353	189	223	344	–	3,966	**5,075**	4,583
Total investment securities	11,359	12,354	1,867	1,376	88	3,966	**31,010**	27,090
Trading securities								
Government and government-insured securities								
Canada	3,106	1,494	973	1,228	6,450	–	**13,251**	10,725
Provinces	138	320	755	534	1,047	–	**2,794**	1,375
Total	3,244	1,814	1,728	1,762	7,497	–	**16,045**	12,100
Other debt securities								
Canadian issuers	46	708	163	144	210	–	**1,271**	1,485
U.S. federal government	258	427	292	295	291	–	**1,563**	353
Other foreign governments	20	374	784	1,153	996	–	**3,327**	3,041
Other issuers	4,920	5,392	7,109	8,743	3,913	–	**30,077**	22,723
Total	5,244	6,901	8,348	10,335	5,410	–	**36,238**	27,602
Equity securities								
Preferred shares	–	43	–	378	179	212	**812**	1,079
Common shares	–	–	–	–	–	13,089	**13,089**	17,516
Total	–	43	–	378	179	13,301	**13,901**	18,595
Total trading securities	8,488	8,758	10,076	12,475	13,086	13,301	**66,184**	58,297
Total securities[2]	$ 19,847	$ 21,112	$ 11,943	$ 13,851	$ 13,174	$ 17,267	**$97,194**	$85,387

[1] Mortgage-backed securities are guaranteed by the government of Canada.

[2] Includes loan substitutes in the amount of $20 million (2000 – $104 million).

Securities – Unrealized gains and losses

(millions of dollars)	2001				2000			
	Book value	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated market value**	Book value	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment securities								
Issued or guaranteed by								
Canada	**$ 14,255**	**$ 454**	**$ –**	**$ 14,709**	$ 11,881	$ 92	$ 19	$ 11,954
Provinces	**131**	**–**	**–**	**131**	306	–	1	305
U.S. federal government	**2,598**	**5**	**–**	**2,603**	1,852	–	6	1,846
Other debt	**8,951**	**144**	**35**	**9,060**	8,468	29	35	8,462
Equity	**5,075**	**513**	**183**	**5,405**	4,583	965	229	5,319
Total investment securities	**31,010**	**1,116**	**218**	**31,908**	27,090	1,086	290	27,886
Trading securities	**66,184**	**–**	**–**	**66,184**	58,297	–	–	58,297
Total securities	**$ 97,194**	**$1,116**	**$ 218**	**$ 98,092**	$ 85,387	$1,086	$ 290	$ 86,183

NOTE 3 Loans, impaired loans and allowance for credit losses

Loans and impaired loans

(millions of dollars)		Allowance for credit losses				
2001	Gross amount of loans	Specific allowance	General allowance	Total	Net amount of loans	Gross impaired loans
Residential mortgages	**$ 50,874**	**$ 6**	**$ 61**	**$ 67**	**$ 50,807**	**$ 88**
Consumer instalment and other personal	**31,396**	**60**	**210**	**270**	**31,126**	**154**
Business and government	**38,723**	**113**	**870**	**983**	**37,740**	**1,025**
Total	**$ 120,993**	**$ 179**	**$ 1,141**	**$ 1,320**	**$ 119,673**	**$ 1,267**
2000						
Residential mortgages	$ 44,468	$ 7	$ 61	$ 68	$ 44,400	$ 76
Consumer instalment and other personal	35,153	70	207	277	34,876	117
Business and government	42,248	235	568	803	41,445	796
Total	$ 121,869	$ 312	$ 836	$ 1,148	$ 120,721	$ 989

	2001	2000
Average gross impaired loans during the year	**$ 1,242**	$ 1,063
Net impaired loans at year end	**$ (53)**	$ (159)

Included in gross residential mortgages are Canadian government-insured mortgages of $39,204 million at October 31, 2001 (2000 – $32,891 million). Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $51 million at October 31, 2001 (2000 – $108 million) and a related allowance of $4 million (2000 – $63 million).

Allowance for credit losses

(millions of dollars)	2001			2000		
	Specific allowance	**General allowance**	**Total**	Specific allowance	General allowance	Total
Balance at beginning of year	**$ 312**	**$ 836**	**$ 1,148**	$ 254	$ 712	$ 966
Acquisition of CT Financial Services Inc. – balance at date of acquisition	**–**	**–**	**–**	83	101	184
Provision for credit losses charged to the consolidated statement of income	**620**	**300**	**920**	458	22	480
Write-offs	**(844)**	**–**	**(844)**	(564)	–	(564)
Recoveries	**90**	**–**	**90**	67	–	67
Other, including foreign exchange rate changes	**1**	**5**	**6**	14	1	15
Allowance for loan losses at end of year	**$ 179**	**$ 1,141**	**$ 1,320**	$ 312	$ 836	$ 1,148

NOTE 4 Loan securitizations

During the year, the Bank securitized government guaranteed residential mortgage loans through the creation of mortgage-backed securities and received net cash proceeds of $999 million. The Bank retained the rights to future excess interest on the residential mortgages valued at $47 million. A gain on sale, net of transaction fees and expenses, of $38 million was recognized in income. The Bank retained the responsibility for servicing the mortgages. The key assumptions used to value the sold and retained interests included a prepayment rate of 7.0%, an excess spread of 1.4% and a discount rate of 4.5%. There are no expected credit losses as the mortgages are government guaranteed.

The following table presents the total outstanding principal amount of loans securitized and sold at October 31.

(millions of dollars)	**2001**	2000
Residential mortgages		
Conventional	**$ 3,253**	$ 5,776
Mortgage-backed securities	**5,144**	5,724
Personal loans	**9,859**	9,873
Other loans	**200**	200
	$ 18,456	$ 21,573

NOTE 5 Land, buildings and equipment

(millions of dollars)	2001			2000
	Cost	Accumulated depreciation	**Net book value**	Net book value
Land	$ 305	$ –	**$ 305**	$ 403
Buildings	642	183	**459**	1,457
Computer equipment and software	911	539	**372**	348
Furniture, fixtures and other equipment	617	261	**356**	258
Leasehold improvements	521	181	**340**	325
	$ 2,996	$ 1,164	**$ 1,832**	$ 2,791

Accumulated depreciation at the end of 2000 was $1,216 million.

NOTE 6 Deposits

(millions of dollars)				2001	2000
	Demand	Notice	Term	**Total**	Total
Personal	$ 16,278	$ 30,190	$ 49,514	**$ 95,982**	$ 92,488
Banks	1,845	41	21,287	**23,173**	25,324
Business and government	11,843	11,023	51,893	**74,759**	67,996
Total	$ 29,966	$ 41,254	$ 122,694	**$ 193,914**	$ 185,808
Non-interest-bearing deposits included above					
In domestic offices				**$ 3,875**	$ 2,952
In foreign offices				**10**	–
Interest-bearing deposits included above					
In domestic offices				**122,806**	122,575
In foreign offices				**65,668**	57,947
U.S. federal funds purchased				**1,555**	2,334
Total				**$ 193,914**	$ 185,808

NOTE 7 Subordinated notes and debentures

The notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors of the Bank or its subsidiaries. Where appropriate, the Bank has entered into interest rate options, interest rate swaps and currency swaps to modify the related interest rate and foreign currency risks.

(millions of dollars)				Outstanding October 31	
Interest rate (%)	Maturity date	Redeemable[7] by issuer beginning	Foreign currency amount	**2001**	2000
Various[1]	Jan. 2001 to Oct. 2001	–		**$ –**	$ 22
Various[2]	Jan. 2002 to Oct. 2002	–		**29**	27
Various[3]	Dec. 2002 to Aug. 2004	–		**13**	4
Floating rate[4]	Oct. 2002	–	US$150 million	**238**	228
Floating rate[5]	Aug. 2003	–	US$75 million	**119**	228
Floating rate[6]	Oct. 2003	–		**100**	100
8.00	Dec. 2003	July 1998		**150**	150
5.60	Sept. 2006	Sept. 2001		**–**	400
6.45	Oct. 2006	Oct. 2001		**–**	350
6.50	Jan. 2007	Jan. 2002	US$300 million	**477**	457
6.75	Mar. 2007	Mar. 2002	US$200 million	**318**	305
5.65	Sept. 2007	Sept. 2002		**25**	25
6.50	Aug. 2008	–	US$150 million	**238**	228
6.15	Oct. 2008	–	US$150 million	**238**	228
6.13	Nov. 2008	–	US$100 million	**159**	153
6.45	Jan. 2009	–	US$150 million	**238**	228
6.60	Apr. 2010	–		**750**	750
8.40	Dec. 2010	Dec. 2005		**150**	150
6.00	July 2011	–		**800**	–
6.55	July 2012	–		**500**	500
10.05	Aug. 2014	–		**150**	150
9.15	May 2025	–		**200**	200
				$ 4,892	$ 4,883

[1] Interest is payable at various rates, from .13% to 5.00%.
[2] Interest is payable at various rates, from .13% to 3.10%.
[3] Interest is payable at various rates, from .70% to 2.85%.
[4] Interest at six-month U.S. dollar LIBOR less .13%, subject to minimum and maximum rates of 5% and 10% respectively.
[5] Interest at three-month U.S. dollar LIBOR, subject to a minimum of 4.10%.
[6] Interest at three-month customers' liability under acceptance rate less .30%, subject to minimum and maximum rates of 6.50% and 9% respectively.
[7] Subject to prior approval of the Superintendent of Financial Institutions Canada.

Repayment schedule

The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

(millions of dollars)	**2001**	2000
Within 1 year	**$ 267**	$ 22
Over 1 to 2 years	**232**	255
Over 2 to 3 years	**150**	332
Over 3 to 5 years	**–**	150
Over 5 years	**4,243**	4,124
	$ 4,892	$ 4,883

NOTE 8 Non-controlling interest in subsidiaries

(millions of dollars)	**2001**	2000
Preferred shares issued by Canada Trustco Mortgage Company		
6,000,000 Non-cumulative Redeemable		
Third Preference Shares, Series 1	**$ –**	$ 150
Preferred shares issued by CT Financial Services Inc.		
6,000,000 Non-cumulative Redeemable		
First Preference Shares, Series 4	**–**	150
2,000,000 Non-cumulative Redeemable		
First Preference Shares, Series 5 (US$50 million)	**–**	75
Trust units issued by TD Capital Trust		
900,000 Capital Trust Securities – Series 2009	**900**	900
Common shares and retained earnings of TD Waterhouse Group, Inc.	**372**	381
	$ 1,272	$ 1,656

Canada Trustco Mortgage Company
Third Preference Shares, Series 1

On December 31, 2000, Canada Trustco Mortgage Company exercised its option to redeem the outstanding Series 1 shares for $25.00 per share together with declared and unpaid dividends to the date of redemption.

CT Financial Services Inc.
First Preference Shares, Series 4

On December 12, 2000, the Bank exchanged the Series 4 shares for Bank preferred shares, Series K, with substantially the same terms.

CT Financial Services Inc.
First Preference Shares, Series 5

On December 12, 2000, the Bank exchanged the Series 5 shares for Bank preferred shares, Series L, with substantially the same terms.

TD Capital Trust Securities – Series 2009

The TD Capital Trust Securities (TD CaTS) are issued by TD Capital Trust, whose voting securities are owned 100% by the Bank. Trust assets may include residential mortgages, co-ownership interests in one or more pools of residential mortgages, mortgage-backed securities and other eligible investments. Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per TD CaTS. Should the trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares will be restricted.

Between June 30, 2005 and December 31, 2009, the trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 together with unpaid distributions to *the date of redemption and (b) a price calculated to provide an* annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus .375% together with unpaid distributions to the date of redemption. In the event of an unfavorable change in tax or capital treatment as it applies to the trust prior to June 30, 2005, the trust may redeem the outstanding TD CaTS for a redemption price as calculated above. After December 31, 2009, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one Non-cumulative Class A Redeemable First Preferred Share of the Bank.

By giving at least 60 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.

Each TD CaTS may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

The distribution rate on the trust securities is 7.6% per annum.

NOTE 9 Capital stock

The share capital of the Bank consists of:

Authorized

An unlimited number of Class A First Preferred Shares, without par value, issuable in series.

An unlimited number of common shares, without par value.

(millions of dollars)	2001	2000
Issued and fully paid		
Preferred shares issued by the Bank		
7,000,000 Non-cumulative Redeemable Class A First Preferred Shares, Series G (US$175 million)	$ 278	$ 266
9,000,000 Non-cumulative Redeemable Class A First Preferred Shares, Series H	225	225
16,065 Non-cumulative Redeemable Class A First Preferred Shares, Series I	–	–
16,383,935 Non-cumulative Redeemable Class A First Preferred Shares, Series J	410	410
6,000,000 Non-cumulative Redeemable Class A First Preferred Shares, Series K	150	–
2,000,000 Non-cumulative Redeemable Class A First Preferred Shares, Series L (US$50 million)	79	–
	1,142	901
Preferred shares issued by TD Mortgage Investment Corporation 350,000 Non-cumulative Preferred Shares, Series A	350	350
Total preferred shares	1,492	1,251
Common shares (2001 – 628,451,159; 2000 – 622,615,868)	2,259	2,060
	$ 3,751	$ 3,311

Preferred shares

None of the outstanding preferred shares are redeemable at the option of the holder.

Redemptions and repurchases of all preferred shares are subject to the prior approval of the Superintendent of Financial Institutions Canada.

Class A First Preferred Shares, Series G

Until April 30, 2002, the Bank has the option of redeeming the outstanding Series G shares for US$26.00 per share. Thereafter and on or prior to April 30, 2003, the redemption price is US$25.50 per share. After April 30, 2003, the redemption price is reduced to US$25.00 per share together with declared and unpaid dividends to the date of redemption.

At any time, the Bank may convert the outstanding Series G shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series G share together with declared and unpaid dividends to the date of conversion by the greater of US$1.00 and 95% of the U.S. dollar equivalent of the average trading price of such common shares at that time.

On or after January 31, 2004, each Series G share may, at the option of the holder, be converted quarterly into common shares as described above.

By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of US$25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series H

Between April 30, 2002 and April 30, 2003, the Bank has the option of redeeming the outstanding Series H shares for $26.00 per share. Thereafter and on or prior to April 30, 2004, the redemption price is $25.50 per share. After April 30, 2004, the redemption price is reduced to $25.00 per share together with declared and unpaid dividends to the date of redemption.

On or after April 30, 2002, the Bank may convert the outstanding Series H shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series H share together with declared and unpaid dividends to the date of conversion by the greater of $1.00 and 95% of the average trading price of such common shares at that time.

On or after January 31, 2005, each Series H share may, at the option of the holder, be converted quarterly into common shares as described above.

By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series I

On November 1, 1999, the Bank issued 16,400,000 units for cash consideration of $102.5 million. Each unit consisted of one Non-cumulative Class A Redeemable First Preferred Share, Series I and one Non-cumulative Class A Redeemable First Preferred Share, Series J Purchase Warrant.

On or prior to October 31, 2000, the unitholders had the option of exercising one Series J Purchase Warrant together with a cash payment of $18.75 per share to convert one Series I share into one Series J share. A total of 16,383,935 Series I shares were converted into Series J shares.

On or after November 1, 2004, the Bank has the option of redeeming the outstanding Series I shares for $6.25 per share together with declared and unpaid dividends to the date of redemption.

Class A First Preferred Shares, Series J

Between April 30, 2005 and October 30, 2005, the Bank has the option of redeeming the outstanding Series J shares for $26.00 per share. The redemption price, together with declared and unpaid dividends to the date of redemption, is reduced to $25.80 after October 30, 2005, $25.60 after October 30, 2006, $25.40 after October 30, 2007, $25.20 after October 30, 2008, and $25.00 after October 30, 2009.

On or after April 30, 2005, the Bank may convert the outstanding Series J shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series J share together with declared and unpaid dividends to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time. On or after January 29, 2010, each Series J share may, at the option of the holder, be converted quarterly into common shares as described above.

By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series K

On December 12, 2000, the Bank exchanged CT First Preference Shares, Series 4, for Series K Bank preferred shares with substantially the same terms. On or after February 1, 2003, the Bank has the option of redeeming the outstanding Series K shares for $25.00 per share together with declared and unpaid dividends to the date of redemption.

On or after August 1, 2003 on the first day of February, May, August and November of each year, the holder has the option to convert the outstanding Series K shares into common shares, determined by dividing $25.00, together with declared and unpaid dividends, to the date of conversion, by the greater of $2.00 and 95% of the weighted average trading price of such common shares for a specified period immediately prior to the date of conversion. The Bank has the right to redeem or find substitute purchasers for the tendered shares.

The Bank may at any time purchase for cancellation all or part of the shares outstanding by invitation for tenders to all holders of these shares at the lowest price at which such shares are attainable.

Class A First Preferred Shares, Series L

On December 12, 2000, the Bank exchanged CT First Preference Shares, Series 5, for Series L Bank preferred shares with substantially the same terms. On or after February 1, 2003, the Bank has the option of redeeming the outstanding Series L shares for US$25.00 per share together with declared and unpaid dividends to the date of redemption.

On or after August 1, 2003 on the first day of February, May, August and November of each year, the holder has the option to convert the outstanding Series L shares into common shares, determined by dividing US$25.00, together with declared and unpaid dividends, to the date of conversion, by the greater of US$2.00 and 95% of the weighted average trading price of such common shares for a specified period immediately prior to the date of conversion. The Bank has the right to redeem or find substitute purchasers for the tendered shares.

The Bank may at any time purchase for cancellation all or part of the shares outstanding by invitation for tenders to all holders of these shares at the lowest price at which such shares are attainable.

TD Mortgage Investment Corporation Preferred Shares, Series A

Semi-annually, on or after October 31, 2007, TD Mortgage Investment Corporation (TDMIC) has the option of redeeming the outstanding Series A shares for $1,000.00 per share.

Semi-annually, on or after October 31, 2007, the Bank may exchange the outstanding Series A shares in whole into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid dividends to the date of exchange by 95% of the average trading price of such common shares at that time.

Semi-annually, on or after October 31, 2007, each Series A share may, at the option of the holder, be exchanged into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid dividends to the date of exchange by the greater of $1.00 and 95% of the average trading price of such common shares at that time.

By giving at least two business days of notice prior to the date of exchange to all holders who have given an exchange notice, TDMIC may redeem or the Bank may find substitute purchasers at the purchase price of $1,000.00 plus the declared and unpaid dividends to the date of conversion.

Each Series A share may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following specific circumstances: (a) TDMIC fails to pay dividends on the Series A shares; (b) the Bank fails to pay dividends on all of its non-cumulative preferred shares; (c) proceedings are commenced for the winding-up of the Bank; (d) the Superintendent of Financial Institutions Canada takes control of the Bank; (e) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (f) the Bank or TDMIC has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

Dividend rates on preferred shares

(per share)		Rate
Series G	Quarterly	US$.33750
Series H	Quarterly	$.44375
Series I	Quarterly	$.01000
Series J	Quarterly	$.31875
Series K	Quarterly	$.45940
Series L	Quarterly	US$.40000
TDMIC, Series A	Semi-annually	$32.30

Common shares

	2001	2000
Number outstanding at beginning of year	**622,615,868**	620,343,168
Issued on acquisition of subsidiaries	**4,531,348**	1,112,035
Issued on exercise of options	**1,303,943**	1,160,665
Number outstanding at end of year	**628,451,159**	622,615,868

Stock dividend

On July 31, 1999, the Bank paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect of this one-for-one stock dividend is the same as a two-for-one split of the common shares. All common share numbers have been restated to reflect the stock dividend.

Employee savings plan

Under the Bank's Employee Savings Plan (ESP), employees may contribute up to 5% of their annual base earnings to a maximum of $2,200 per calendar year toward the purchase of Bank common shares. The Bank matches 50% of the employee contribution amount. The Bank's contributions vest over a two-year period beginning on the first day of the following calendar year. For the year ended October 31, 2001, the Bank's contributions totalled $13.4 million (2000 – $12.7 million; 1999 – $13.2 million). As at October 31, 2001, an aggregate of 5,001,746 common shares were held under the ESP (2000 – 5,408,543).

Stock options

Under the Bank's 2000 stock option plan, options on common shares are periodically granted to certain employees for terms of 10 years, vesting over a four-year period. These options provide employees with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the date prior to the date the options were issued. Under this plan, 26,521,860 common shares have been reserved for future issuance (2000 – 30,000,000). The outstanding options expire on various dates to September 2011.

The Bank's predecessor plan, the 1993 stock option plan, expired in 2000 and there will be no further issuance of stock options from this plan. The outstanding options under the 1993 stock option plan expire on various dates to July 2010.

A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

	2001	Weighted average exercise price	2000	Weighted average exercise price	1999	Weighted average exercise price
Number outstanding, beginning of year	**23,403,443**	**$ 22.54**	23,336,948	$ 18.39	21,867,140	$ 15.80
Granted	**3,639,640**	**41.66**	4,527,000	36.20	4,916,400	25.43
Exercised – cash	**(2,593,303)**	**15.30**	(2,840,740)	13.65	(2,770,072)	10.76
– shares	**(1,303,943)**	**13.38**	(1,160,665)	11.52	(405,520)	12.57
Forfeited	**(927,050)**	**32.27**	(459,100)	29.29	(271,000)	23.46
Number outstanding, end of year	**22,218,787**	**$ 26.65**	23,403,443	$ 22.54	23,336,948	$ 18.39
Exercisable, end of year	**13,081,260**	**$ 20.49**	12,910,639	$ 16.41	12,337,346	$ 13.40

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2001.

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$8.19 – $11.81	4,377,223	4.3	$10.99	4,377,223	$10.99
$17.45 – $25.43	7,098,024	7.1	$21.83	5,152,787	$20.46
$30.60 – $41.70	10,743,540	8.7	$36.22	3,551,250	$32.23

Dividend restrictions

The Bank is prohibited by the Bank Act from declaring any dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of the Superintendent of Financial Institutions Canada. The Bank's ability to pay dividends on its preferred or common shares is also restricted in the event that TD Capital Trust fails to pay semi-annual distributions in full to holders of TD Capital Trust Securities. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares whereby the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently these limitations do not restrict the payment of dividends on preferred or common shares.

NOTE 10 Employee future benefits

Pension benefit plan

The Bank's principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank, is a defined benefit plan funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.

Pension benefits are based upon the length of service and the final five years' average salary of the employees.

The following table presents the financial position of the Bank's principal pension plan.

(millions of dollars)	**2001**	2000	1999
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	**$ 1,144**	$ 1,141	$ 1,157
Service cost – benefits earned	**19**	22	23
Interest cost on projected benefit obligation	**82**	77	74
Members' contributions	**17**	18	18
Benefits paid	**(82)**	(80)	(79)
Actuarial (gains) losses	**2**	22	(5)
Change in actuarial assumptions	**76**	(60)	(39)
Plan amendments	**4**	4	3
Other	**(5)**	–	(11)
Projected benefit obligation at end of year	**1,257**	1,144	1,141
Change in plan assets			
Plan assets at fair value at beginning of year	**1,263**	1,131	1,043
Actual income on plan assets	**49**	57	51
Gain on disposal of investments	**67**	142	10
Members' contributions	**17**	18	18
Employer's contributions	**–**	–	40
Increase (decrease) in unrealized gains on investments	**(114)**	3	69
Benefits paid	**(82)**	(80)	(79)
General and administrative expenses	**(7)**	(8)	(10)
Other	**(2)**	–	(11)
Plan assets at fair value at end of year	**1,191**	1,263	1,131
Excess (deficit) of plan assets over projected benefit obligation	**(66)**	119	(10)
Unrecognized net (gain) loss from past experience, different from that assumed, and effects of changes in assumptions	**178**	(42)	119
Unrecognized prior service costs	**4**	23	23
Unrecognized transition amount	**–**	(17)	(33)
Employer's contributions in fourth quarter	**40**	–	–
Prepaid pension expense	**$ 156**	$ 83	$ 99
Annual expense			
Net pension expense includes the following components:			
Service cost – benefits earned	**$ 19**	$ 22	$ 23
Interest cost on projected benefit obligation	**82**	77	74
Expected return on plan assets	**(98)**	(85)	(78)
Amortization of net actuarial (gains) losses	**–**	14	19
Amortization of prior service costs	**–**	4	3
Amortization of transition amount	**–**	(16)	(16)
Pension expense	**$ 3**	$ 16	$ 25
Actuarial assumptions			
Weighted average discount rate for projected benefit obligation	**6.75%**	7.25%	6.75%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long-term rate of return on plan assets	**8.00**	8.00	7.75

For 2001, the Bank's principal pension plan's net assets included investments in the Bank and its affiliates which had a market value of $134 million (2000 – $158 million). The pension plan assets and obligations are measured as at July 31.

Other pension plan

In connection with the acquisition of CT, the Bank sponsors a second pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both portions is provided by contributions from the Bank and members of the plan. The defined benefit portion of the plan was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. For 2001, the defined benefit portion of CT's plan reported a projected benefit obligation of $272 million (2000 – $279 million) and plan assets with a fair value of $271 million (2000 – $286 million). The 2001 pension expense for the defined contribution portion was $14 million (2000 – $15 million).

Subsequent to January 1, 2002, employees enrolled in this plan will be eligible to join the Bank's principal defined benefit pension plan.

Non-pension post-retirement benefit plans

In addition to the Bank's pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The following table presents the financial position of the Bank's non-pension post-retirement benefit plans.

(millions of dollars)	2001
Change in projected benefit obligation	
Projected benefit obligation at beginning of year	$ 183
Service cost – benefits earned	7
Interest cost on projected benefit obligation	13
Benefits paid	(7)
Actuarial (gains) losses	10
Change in actuarial assumptions	10
Other	(3)
Projected benefit obligation at end of year	213
Unrecognized net (gain) loss from past experience, different from that assumed, and effects of changes in assumptions	17
Accrued benefit liability	$ 196
Annual expense	
Net non-pension post-retirement benefit expense includes the following components:	
Service cost – benefits earned	$ 7
Interest cost on projected benefit obligation	13
Non-pension post-retirement benefit expense	$ 20
Actuarial assumptions	
Weighted average discount rate for projected benefit obligation	6.75%
Weighted average rate of compensation increase	3.50

The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the non-pension post-retirement benefit plans was 6%. The rate was assumed to decrease gradually to 4.5% over 3 years and remain at that level thereafter. For 2001, the effect of one percentage point increase or decrease in the assumed health care cost trend rates on service and interest costs is a $3 million increase and a $2 million decrease, respectively, and on the accumulated post-retirement benefit obligation, a $33 million increase and a $23 million decrease, respectively.

NOTE 11 Provision for (benefit of) income taxes

(millions of dollars)	2001	2000	1999
Provision for income taxes – consolidated statement of income[1]			
Current income taxes	$ 973	$ 1,087	$ 943
Future income taxes	(1,137)	(791)	147
	(164)	296	1,090
Provision for income taxes – consolidated statement of changes in shareholders' equity			
Current income taxes	(217)	(48)	58
Future income taxes	(74)	(6)	(13)
	(291)	(54)	45
Total provision for (benefit of) income taxes	$ (455)	$ 242	$ 1,135
Current income taxes			
Federal	$ 395	$ 497	$ 267
Provincial	159	124	91
Foreign	202	418	643
	756	1,039	1,001
Future income taxes[2]			
Federal	(785)	(568)	98
Provincial	(343)	(199)	33
Foreign	(83)	(30)	3
	(1,211)	(797)	134
	$ (455)	$ 242	$ 1,135

[1] Includes the tax effect of goodwill amortization of $9 million (2000 – $9 million; 1999 – $9 million).

[2] Includes a net future income tax benefit of $215 million (2000 – $54 million) related to federal and provincial tax rate reductions.

The provision for income taxes shown in the consolidated statement of income is less than that obtained by applying statutory tax rates to the net income before provision for income taxes for the following reasons:

	2001	2000	1999
Canadian statutory income tax rate	41.1%	42.4%	42.5%
Increase (decrease) resulting from:			
Goodwill amortization	4.4	2.6	.3
Dividends	(12.3)	(8.2)	(2.6)
Rate differentials on international operations	(19.0)	(9.8)	(2.4)
Future federal and provincial tax rate reductions	(17.0)	(7.2)	–
Federal large corporations tax	1.4	1.0	.4
Financial institutions temporary surcharge	–	.5	.2
Gains on sale of investment real estate	(9.1)	–	–
Non-taxable gain on sale of TD Waterhouse Group, Inc.	–	–	(11.7)
Other – net	(2.5)	(.1)	–
Effective income tax rate	(13.0)%	21.2%	26.7%

The net future tax liability which is reported in other liabilities is comprised of:

(millions of dollars)	2001	2000
Future income tax assets		
Allowance for credit losses	**$ 323**	$ 254
Premises and equipment	**122**	–
Deferred income	**70**	32
Securities	**138**	157
Employee future benefits	**30**	–
Other	**142**	98
Total future income tax assets	**825**	541
Valuation allowance	**–**	–
Future income tax assets	**825**	541
Future income tax liabilities		
Intangible assets from business combinations	**(1,486)**	(2,338)
Premises and equipment	**–**	(46)
Employee future benefits	**–**	(36)
Other	**(44)**	(37)
Future income tax liabilities	**(1,530)**	(2,457)
Net future income tax liability	**$ (705)**	$ (1,916)

Earnings of certain international subsidiaries would be taxed only upon repatriation to Canada. The Bank has not recognized a future income tax liability for these undistributed earnings since it does not currently plan to repatriate them. If all international subsidiaries' undistributed earnings were repatriated, estimated taxes payable would be $230 million at October 31, 2001 (2000 – $186 million).

NOTE 12 Fair value of financial instruments

(millions of dollars)	2001		2000	
Consolidated balance sheet	**Carrying value**	**Estimated fair value**	Carrying value	Estimated fair value
Assets				
Securities	**$ 97,194**	**$ 98,092**	$ 85,387	$ 86,183
Loans	**119,673**	**121,736**	120,721	120,461
Liabilities				
Deposits	**193,914**	**195,654**	185,808	186,112
Subordinated notes and debentures	**4,892**	**5,245**	4,883	4,916

The aggregate of the estimated fair value amounts presented does not represent management's estimate of the underlying value of the Bank. Moreover, fair values disclosed represent estimates of value made at a specific point in time and may not be reflective of future fair values.

Fair values are based on the following methods of valuation and assumptions:

For certain assets and liabilities which are short term in nature or contain variable rate features, fair value is considered to be equal to carrying value. These items are not listed above.

Details of the estimated fair value of derivative financial instruments are provided in Note 14.

The estimated fair value of securities is determined as the estimated market values reported in Note 2.

The estimated fair value of loans reflects changes in general interest rates which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed rate loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks.

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

The estimated fair value of the subordinated notes and debentures is determined by reference to quoted market prices.

NOTE 13 Interest rate risk

The Bank's management of interest rate risk is described in the Managing risk section of the Management's Discussion and Analysis of Operating Performance. The Canadian Institute of Chartered Accountants' handbook Section 3860, *Financial Instruments – Disclosure and Presentation*, requires disclosure of exposure to interest rate risk in a prescribed format, as set out in the following table.

Interest rate risk[1]

(billions of dollars)

2001	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources	$ –	$ 5.5	$ .2	$ 5.7	$ –	$ –	$ .2	$ 5.9
Effective yield		2.9%	4.6%					
Securities purchased under resale agreements	$ 4.0	$ 13.1	$ 3.1	$ 20.2	$ –	$ –	$ –	$ 20.2
Effective yield		2.9%	4.4%					
Investment securities	$ .6	$ 4.6	$ 7.2	$ 12.4	$ 12.4	$ .9	$ 5.3	$ 31.0
Effective yield		3.5%	4.4%		5.8%	5.7%		
Trading securities	$ 66.2	$ –	$ –	$ 66.2	$ –	$ –	$ –	$ 66.2
Loans	$ 37.8	$ 24.3	$ 17.2	$ 79.3	$ 36.5	$ 3.3	$ .6	$ 119.7
Effective yield		5.0%	6.5%		6.9%	6.5%		
Other	$ 30.6	$ –	$ –	$ 30.6	$ –	$ –	$ 14.2	$ 44.8
Total assets	**$ 139.2**	**$ 47.5**	**$ 27.7**	**$ 214.4**	**$ 48.9**	**$ 4.2**	**$ 20.3**	**$ 287.8**
Liabilities and shareholders' equity								
Deposits	$ 39.9	$ 81.0	$ 29.2	$ 150.1	$ 24.5	$ 1.4	$ 17.9	$ 193.9
Effective yield		2.9%	4.1%		4.8%	2.6%		
Obligations related to securities sold short	$ 21.1	$ –	$ –	$ 21.1	$ .3	$ –	$ –	$ 21.4
Effective yield					5.9%			
Obligations related to securities sold under repurchase agreements	$ .1	$ 8.9	$ 4.3	$ 13.3	$ .9	$ .1	$ .3	$ 14.6
Effective yield		2.7%	4.5%		2.9%	3.4%		
Subordinated notes and debentures	$ –	$ .6	$ .6	$ 1.2	$ 2.0	$ 1.7	$ –	$ 4.9
Effective yield		6.0%	5.9%		6.4%	7.0%		
Other	$ 30.9	$ –	$ –	$ 30.9	$ –	$ .9	$ 7.8	$ 39.6
Shareholders' equity	$ –	$ –	$ .2	$ .2	$ .5	$ .8	$ 11.9	$ 13.4
Total liabilities and shareholders' equity	**$ 92.0**	**$ 90.5**	**$ 34.3**	**$ 216.8**	**$ 28.2**	**$ 4.9**	**$ 37.9**	**$ 287.8**
On-balance sheet position	**$ 47.2**	**$ (43.0)**	**$ (6.6)**	**$ (2.4)**	**$ 20.7**	**$ (.7)**	**$ (17.6)**	**$ –**
Total pay side instruments[2]	$ –	$ (81.8)	$ (14.4)	$ (96.2)	$ (22.8)	$ (3.0)	$ –	$(122.0)
Effective yield		3.6%	4.3%		5.5%	5.7%		
Total receive side instruments[2]	$ –	$ 68.5	$ 25.0	$ 93.5	$ 24.8	$ 3.7	$ –	$ 122.0
Effective yield		3.6%	4.6%		4.5%	5.7%		
Off-balance sheet position	**$ –**	**$ (13.3)**	**$ 10.6**	**$ (2.7)**	**$ 2.0**	**$ .7**	**$ –**	**$ –**
Net position	**$ 47.2**	**$ (56.3)**	**$ 4.0**	**$ (5.1)**	**$ 22.7**	**$ –**	**$ (17.6)**	**$ –**

[1] The above table details the earlier of maturity or repricing date of interest sensitive instruments. Contractual repricing may be adjusted according to management estimates for prepayments or early redemptions that are independent of changes in interest rates. Off-balance sheet transactions include only transactions that are put into place as hedges of items not included in the trading account. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Trading securities are presented in the floating rate category.

[2] Notional principal amounts.

Interest rate risk by currency

(billions of dollars) 2001	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Canadian currency on-balance sheet position	$ 15.1	$ (13.8)	$ (2.5)	$ (1.2)	$ 21.1	$ (.7)	$ (19.1)	$ .1
Foreign currency on-balance sheet position	32.1	(29.2)	(4.1)	(1.2)	(.4)	–	1.5	(.1)
On-balance sheet position	**47.2**	**(43.0)**	**(6.6)**	**(2.4)**	**20.7**	**(.7)**	**(17.6)**	**–**
Canadian currency off-balance sheet position	–	(7.1)	3.8	(3.3)	2.5	.1	–	(.7)
Foreign currency off-balance sheet position	–	(6.2)	6.8	.6	(.5)	.6	–	.7
Off-balance sheet position	**–**	**(13.3)**	**10.6**	**(2.7)**	**2.0**	**.7**	**–**	**–**
Net position	**$ 47.2**	**$ (56.3)**	**$ 4.0**	**$ (5.1)**	**$ 22.7**	**$ –**	**$ (17.6)**	**$ –**

Interest rate risk

(billions of dollars) 2000	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Total assets	$ 125.2	$ 37.9	$ 29.4	$ 192.5	$ 47.1	$ 4.4	$ 20.8	$ 264.8
Total liabilities and shareholders' equity	86.7	77.6	32.8	197.1	30.2	4.5	33.0	264.8
On-balance sheet position	38.5	(39.7)	(3.4)	(4.6)	16.9	(.1)	(12.2)	–
Off-balance sheet position	–	(2.2)	4.8	2.6	(3.9)	1.3	–	–
Net position	$ 38.5	$ (41.9)	$ 1.4	$ (2.0)	$ 13.0	$ 1.2	$ (12.2)	$ –

NOTE 14 Derivative financial instruments

The Bank enters into derivative financial instruments, as described below, for trading and for risk management purposes.

Interest rate swaps involve the exchange of fixed and floating interest payment obligations based on a predetermined notional amount. Foreign exchange swaps involve the exchange of the principal and fixed interest payments in different currencies. Cross-currency interest rate swaps involve the exchange of both the principal amount and fixed and floating interest payment obligations in two different currencies.

Forward rate agreements are contracts fixing an interest rate to be paid or received on a notional amount of specified maturity commencing at a specified future date.

Foreign exchange forward contracts are commitments to purchase or sell foreign currencies for delivery at a specified date in the future at a fixed rate.

Futures are future commitments to purchase or deliver a commodity or financial instrument on a specified future date at a specified price. Futures are traded in standardized amounts on organized exchanges and are subject to daily cash margining.

Options are agreements between two parties in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell, at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged. The writer receives a premium for selling this instrument.

The Bank also transacts equity, commodity and credit derivatives in both the exchange and over-the-counter markets.

Notional principal amounts, upon which payments are based, are not indicative of the credit risk associated with derivative financial instruments.

Over-the-counter and exchange traded derivative financial instruments

(billions of dollars)						
	Trading					
Notional principal	Over-the-counter	Exchange traded	Total	Non-trading	**2001 Total**	2000 Total
Interest rate contracts						
Futures	$ –	$ 180.1	$ 180.1	$ –	**$ 180.1**	$ 140.7
Forward rate agreements	84.5	–	84.5	51.2	**135.7**	79.6
Swaps	518.8	–	518.8	180.6	**699.4**	605.1
Options written	42.1	–	42.1	2.1	**44.2**	38.9
Options purchased	9.7	.3	10.0	41.0	**51.0**	46.7
Foreign exchange contracts						
Forward contracts	457.6	–	457.6	21.1	**478.7**	347.7
Swaps	9.0	–	9.0	–	**9.0**	6.8
Cross-currency interest rate swaps	78.1	–	78.1	19.0	**97.1**	70.9
Options written	19.3	–	19.3	–	**19.3**	13.8
Options purchased	16.7	–	16.7	–	**16.7**	11.4
Other contracts[1]	93.2	8.0	101.2	3.9	**105.1**	68.1
Total	$ 1,329.0	$ 188.4	$ 1,517.4	$ 318.9	**$ 1,836.3**	$ 1,429.7

[1] Includes equity, commodity and credit derivatives.

Derivative financial instruments by term to maturity

(billions of dollars)						
	Remaining term to maturity					
Notional principal	*Within 1 year*	*1 to 3 years*	*3 to 5 years*	*Over 5 years*	***2001 Total***	*2000 Total*
Interest rate contracts						
Futures	$ 144.0	$ 36.1	$ –	$ –	**$ 180.1**	$ 140.7
Forward rate agreements	114.8	20.9	–	–	**135.7**	79.6
Swaps	376.5	122.4	73.1	127.4	**699.4**	605.1
Options written	21.6	12.3	6.6	3.7	**44.2**	38.9
Options purchased	27.9	14.8	5.5	2.8	**51.0**	46.7
Foreign exchange contracts						
Forward contracts	461.8	15.5	1.2	.2	**478.7**	347.7
Swaps	.8	1.8	.7	5.7	**9.0**	6.8
Cross-currency interest rate swaps	21.9	30.9	12.3	32.0	**97.1**	70.9
Options written	18.3	.9	.1	–	**19.3**	13.8
Options purchased	15.9	.8	–	–	**16.7**	11.4
Other contracts[1]	33.2	21.0	38.2	12.7	**105.1**	68.1
Total	$ 1,236.7	$ 277.4	$ 137.7	$ 184.5	**$ 1,836.3**	$ 1,429.7

[1] Includes equity, commodity and credit derivatives.

The Bank is exposed to market risk as a result of price volatility in the derivatives and cash markets relating to movements in interest rates, foreign exchange rates, equity prices and credit spreads. This risk is managed by senior officers responsible for the Bank's trading business and is monitored separately by the Bank's Risk Management Division.

The estimated fair value of exchange traded derivative financial instruments is based on quoted market rates plus or minus daily margin settlements. This results in minimal fair values as these instruments are effectively settled on a daily basis. The estimated fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics. The fair value of over-the-counter derivative financial instruments also reflects the impact of valuation adjustments which recognize the need to cover market, liquidity and credit risks, as well as the cost of capital and administrative expenses over the life of the contract.

Fair value of derivative financial instruments

(millions of dollars)				2001		2000
	Average[1] fair value for the year		Year-end fair value		Year-end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes:						
Interest rate contracts						
Forward rate agreements	$ 35	$ 43	$ 96	$ 107	$ 8	$ 12
Swaps	6,858	6,582	11,275	11,287	3,974	3,337
Options written	–	470	–	714	–	336
Options purchased	469	–	700	–	274	–
Total interest rate contracts	7,362	7,095	12,071	12,108	4,256	3,685
Foreign exchange contracts						
Forward contracts	4,302	3,936	4,142	3,506	5,047	4,236
Swaps	286	330	352	472	226	271
Cross-currency interest rate swaps	2,555	3,582	2,748	4,155	3,048	3,478
Options written	–	101	–	104	–	90
Options purchased	123	–	118	–	106	–
Total foreign exchange contracts	7,266	7,949	7,360	8,237	8,427	8,075
Other contracts[2]	1,658	1,118	2,004	1,425	1,575	1,042
Fair value – trading	$ 16,286	$ 16,162	$ 21,435	$ 21,770	$ 14,258	$ 12,802
Derivative financial instruments held or issued for non-trading purposes:						
Interest rate contracts						
Forward rate agreements			$ 57	$ 7	$ 2	$ 2
Swaps			2,038	2,152	689	610
Options written			–	19	–	–
Options purchased			218	–	26	–
Total interest rate contracts			2,313	2,178	717	612
Foreign exchange contracts						
Forward contracts			989	833	1,068	788
Cross-currency interest rate swaps			492	271	237	171
Total foreign exchange contracts			1,481	1,104	1,305	959
Other contracts[2]			18	–	101	5
Fair value – non-trading			3,812	3,282	2,123	1,576
Total fair value			$ 25,247	$ 25,052	$ 16,381	$ 14,378

[1] The average fair value of trading derivative financial instruments for the year ended October 31, 2000 was: Positive $11,632 million and Negative $10,134 million. Averages are calculated on a monthly basis.

[2] Includes equity, commodity and credit derivatives.

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The treasury credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures.

On the following schedule, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by the Office of the Superintendent of Financial Institutions Canada to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit exposure of derivative financial instruments at year end

(millions of dollars)			**2001**			2000
	Current replacement cost[1]	**Credit equivalent amount**	**Risk-weighted amount**	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount
Interest rate contracts						
Forward rate agreements	**$ 153**	**$ 258**	**$ 57**	$ 10	$ 25	$ 5
Swaps	**13,294**	**16,110**	**3,944**	4,616	6,844	1,647
Options purchased	**854**	**998**	**271**	290	421	106
Total interest rate contracts	**14,301**	**17,366**	**4,272**	4,916	7,290	1,758
Foreign exchange contracts						
Forward contracts	**4,960**	**9,528**	**2,465**	5,991	9,577	2,501
Swaps	**352**	**911**	**272**	226	622	201
Cross-currency interest rate swaps	**3,240**	**8,013**	**1,920**	3,273	7,004	1,646
Options purchased	**55**	**255**	**78**	67	206	58
Total foreign exchange contracts	**8,607**	**18,707**	**4,735**	9,557	17,409	4,406
Other contracts[2]	**1,914**	**9,253**	**2,631**	1,189	5,835	1,697
Total derivative financial instruments	**$ 24,822**	**$ 45,326**	**$ 11,638**	$ 15,662	$ 30,534	$ 7,861
Less impact of master netting agreements and collateral	**15,779**	**21,734**	**5,265**	7,847	12,011	3,200
	$ 9,043	**$ 23,592**	**$ 6,373**	$ 7,815	$ 18,523	$ 4,661

[1] Exchange traded instruments and forward foreign exchange contracts maturing within 14 days are excluded in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada. The total positive fair value of the excluded contracts at October 31, 2001 was $425 million (2000 – $719 million).

[2] Includes equity, commodity and credit derivatives.

NOTE 15 Contingent liabilities and commitments

(a) In the normal course of business, the Bank enters into various off-balance sheet commitments and contingent liability contracts.

The credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should the contracts be fully utilized.

Credit instruments

(millions of dollars)	**2001**	2000
Guarantees and standby letters of credit	**$ 8,373**	$ 7,106
Documentary and commercial letters of credit	**1,519**	1,173
Commitments to extend credit[1]		
Original term to maturity of one year or less	**47,736**	54,756
Original term to maturity of more than one year	**29,621**	28,412
	$ 87,249	$ 91,447

[1] Consists of unused portions of commitments to extend credit in the form of loans, customers' liability under acceptances, guarantees and letters of credit.

(b) The premises and equipment net rental expense charged to net income for the year ended October 31, 2001 was $489 million (2000 – $391 million).

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment where the annual rental is in excess of $100 thousand are as follows:

(millions of dollars)	
2002	$ 332
2003	277
2004	196
2005	153
2006	121
2007 and thereafter	427
	$ 1,506

(c) The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

(d) In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2001 securities and other assets with a carrying value of $33 billion (2000 – $24 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2001, assets with a carrying value of $2.3 billion (2000 – $3 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

(e) In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent at October 31, 2001 amounted to $2 billion (2000 – $.8 billion).

NOTE 16 Concentration of credit risk

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. Management considers the following concentrations to be within acceptable limits.

On-balance sheet assets

Of the total loans outstanding at September 30, 2001, 81% were to borrowers in Canada, with the largest concentration in Ontario (50%), and 14% to borrowers in the United States. At September 30, 2000, loan concentration was 74% in Canada (including 44% in Ontario) and 18% in the United States. No single industry segment accounted for more than 5% of the total loans and customers' liability under acceptances.

Off-balance sheet financial instruments

(a) Credit instruments

At October 31, 2001, the Bank had commitments and contingent liability contracts in the amount of $87,249 million (2000 – $91,447 million). Included are commitments to extend credit totalling $77,357 million (2000 – $83,168 million), of which approximately 45% of the credit risk was in Canada (2000 – 45%), 42% in the United States (2000 – 42%), and 7% in the United Kingdom (2000 – 7%). Of the commitments to extend credit, approximately 34% of the industry concentration related to financial institutions (2000 – 34%), 13% related to utilities (2000 – 13%), 8% related to government (2000 – 6%), 7% related to telecommunications (2000 – 10%), and 6% related to oil and gas (2000 – 5%). No other industry segment exceeded 5% of the total.

(b) Derivative financial instruments

At October 31, 2001, the current replacement cost of derivative financial instruments amounted to $24,822 million (2000 – $15,662 million). Based on the location of the ultimate counterparty, 31% of this credit risk amount related to the United States (2000 – 27%), 27% to Europe excluding the United Kingdom (2000 – 30%), 21% to Canada (2000 – 24%), and 12% to the United Kingdom (2000 – 11%). The largest concentration by counterparty type was with financial institutions, which accounted for 84% of the total (2000 – 84%). No other industry segment exceeded 5% of the total.

NOTE 17 Segmented information

The Bank's operations and activities are organized around the following businesses: TD Canada Trust, TD Waterhouse, TD Wealth Management and TD Securities.

TD Canada Trust provides financial services to consumers and small and medium-sized businesses. TD Waterhouse provides global self-directed brokerage services. TD Wealth Management provides investment management services to institutional and retail investors. TD Securities provides a full range of services, including investment banking, merchant banking, mergers and acquisitions, fixed income, foreign exchange, derivative products, high yield, money market, equities, and corporate banking.

The Other category includes real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments, restructuring costs and any residual unallocated revenues and expenses.

Results of each segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. Transfer pricing of funds sold or purchased, and of commissions for services provided are generally at market rates. The Bank measures the performance of each segment based on net income, return on equity and economic profit.

Results by business segment

(millions of dollars)						
2001	TD Canada Trust	TD Waterhouse	TD Wealth Management	TD Securities	Other	Total
Net interest income (on a taxable equivalent basis)	$ 3,951	$ 400	$ 80	$ 886	$ (681)	$ 4,636
Provision for credit losses	380	–	–	327	213	920
Other income	1,688	1,216	618	2,251	674	6,447
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	3,467	1,508	523	1,368	59	6,925
Restructuring costs	–	–	–	–	239	239
Income before provision for income taxes and non-controlling interest	1,792	108	175	1,442	(518)	2,999
Provision for income taxes (on a taxable equivalent basis)	702	54	75	528	(417)	942
Non-controlling interest in net income of subsidiaries	–	6	–	–	39	45
Net income – cash basis	$ 1,090	$ 48	$ 100	$ 914	$ (140)	$ 2,012
Non-cash goodwill/intangible amortization, net of tax						629
Net income – accrual basis						$ 1,383
Total assets	$ 113,100	$ 17,300	$ 5,000	$ 145,200	$ 7,238	$ 287,838
2000						
Net interest income (on a taxable equivalent basis)	$ 3,265	$ 538	$ 66	$ 428	$ (493)	$ 3,804
Provision for credit losses	332	–	1	210	(63)	480
Other income	1,438	1,746	633	2,295	288	6,400
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	2,944	1,679	488	1,189	7	6,307
Restructuring costs	–	–	–	–	475	475
Income before provision for income taxes and non-controlling interest	1,427	605	210	1,324	(624)	2,942
Provision for income taxes (on a taxable equivalent basis)	602	250	95	546	(375)	1,118
Non-controlling interest in net income of subsidiaries	–	36	–	–	41	77
Net income – cash basis	$ 825	$ 319	$ 115	$ 778	$ (290)	$ 1,747
Non-cash goodwill/intangible amortization, net of tax						722
Net income – accrual basis						$ 1,025
Total assets	$ 104,300	$ 23,600	$ 4,700	$ 123,600	$ 8,618	$ 264,818
1999						
Net interest income (on a taxable equivalent basis)	$ 2,198	$ 308	$ 48	$ 806	$ (187)	$ 3,173
Provision for credit losses	154	–	–	76	45	275
Other income	835	1,897	379	1,595	103	4,809
Gain on sale of TD Waterhouse Group, Inc.	–	1,122	–	–	–	1,122
Non-interest expenses excluding non-cash goodwill/intangible amortization	2,005	1,094	331	1,028	59	4,517
Income before provision for income taxes and non-controlling interest	874	2,233	96	1,297	(188)	4,312
Provision for income taxes (on a taxable equivalent basis)	375	451	43	550	(137)	1,282
Non-controlling interest in net income of subsidiaries	–	5	–	–	–	5
Net income – cash basis	$ 499	$ 1,777	$ 53	$ 747	$ (51)	$ 3,025
Non-cash goodwill/intangible amortization, net of tax						44
Net income – accrual basis						$ 2,981

Geographic distribution of revenue

The Bank earns revenue in Canada, the United States and other international locations. Reporting is based on the geographic location of the unit responsible for recording the revenue.

Revenue (on a taxable equivalent basis)

(millions of dollars)	2001	2000	1999
Canada	**$ 7,920**	$ 6,823	$ 4,772
United States	**1,677**	2,595	2,752
Other international	**1,486**	786	458
Total[1]	**$ 11,083**	$ 10,204	$ 7,982

[1] Excludes gain on sale of TD Waterhouse Group, Inc. in 1999.

NOTE 18 Acquisitions and dispositions

(a) Acquisition of TD Waterhouse shares

In October 2001, the Bank announced its intention to acquire the common shares of TD Waterhouse that it does not own for total consideration of approximately US$386 million. Goodwill and intangibles arising from the proposed acquisition are expected to be $250 million.

In connection with the proposed acquisition of the TD Waterhouse shares, the Bank announced in October 2001, that it will issue common shares to partially fund the transaction. On November 1, 2001, approximately 11 million common shares were issued for cash proceeds of $400 million.

(b) Acquisition of R.J. Thompson Holdings, Inc.

During the year, TD Waterhouse announced the acquisition of R.J. Thompson Holdings, Inc., a direct access brokerage firm. The acquisition closed on November 1, 2001 and total consideration in respect of this acquisition amounted to $122 million, paid in cash. Goodwill and intangibles arising from this acquisition are expected to be $118 million.

(c) Acquisition of Newcrest Holdings Inc.

The Bank acquired all of the outstanding Class A and Class B common shares of Newcrest Holdings Inc. (Newcrest), a holding company for the securities dealer Newcrest Capital Inc., effective November 1, 2000. The total consideration in respect of this purchase amounted to $225 million, paid in Bank common shares of $181 million and cash of $44 million. The acquisition was accounted for by the purchase method and the results of Newcrest's operations have been included in the consolidated statement of income from November 1, 2000. Goodwill arising from the transaction of $160 million is being amortized on a straight-line basis over the expected period of benefit of 10 years.

(d) Acquisition of Canada Life Casualty Insurance Company

On December 31, 2000, Meloche Monnex Inc., a wholly-owned subsidiary of the Bank, acquired all of the outstanding common shares of Canada Life Casualty Insurance Company (CLIC) for cash consideration of $80 million. The acquisition was accounted for by the purchase method and the results of CLIC's operations have been included in the consolidated statement of income from the effective date of acquisition. Goodwill arising from the transaction of $40 million is being amortized on a straight-line basis over the expected period of benefit of 10 years.

(e) Sale of investment real estate

During the year, the Bank sold certain investment real estate for a pre-tax gain on sale of $350 million, net of deferrals.

(f) Acquisition of CT Financial Services Inc.

On February 1, 2000, the Bank acquired substantially all of the common shares of CT Financial Services Inc. (CT), a holding company for a group of companies which together operated as a Canadian financial services company under the name Canada Trust. The total consideration in respect of this purchase amounted to $7,998 million, paid in cash. The cash for the acquisition was obtained as follows:

(millions of dollars)	
Issue of common shares	$ 700
Issue of preferred shares	410
Issue of trust units of subsidiary	900
Issue of subordinated notes	750
Wholesale deposits	5,263
Less: fees and expenses	(25)
Total	$ 7,998

The acquisition was accounted for by the purchase method and the results of CT's operations have been included in the consolidated statement of income from the date of acquisition. Goodwill arising from the transaction is being amortized on a straight-line basis over the expected period of benefit of 10 years. Intangible assets are being amortized on a double declining basis over eight years, based upon their estimated useful lives.

Details of the consideration given and the fair values of the net assets acquired are as follows:

(millions of dollars)	
Fair value of assets acquired	
Cash and cash equivalents	$ 831
Securities purchased under resale agreements	1,219
Securities	14,082
Loans	28,352
Intangible assets	
Core deposit intangibles	2,264
Other identifiable intangibles	4,596
Other assets	2,807
Assets held for sale	2,012
	56,163
Less liabilities assumed and non-controlling interest in subsidiaries	
Deposits	41,414
Obligations related to securities sold short	230
Obligations related to securities sold under repurchase agreements	1,099
Other liabilities	2,928
Future tax liability on intangibles	2,950
Subordinated debentures	350
Non-controlling interest in subsidiaries	375
	49,346
Fair value of identifiable net assets acquired	6,817
Goodwill	1,181
Total purchase consideration	$ 7,998

NOTE 19 Restructuring costs

During the fourth quarter of fiscal 2001, TD Securities announced a restructuring of its operations and as a result recorded pre-tax restructuring costs of $130 million. The restructuring costs relate primarily to employee severance. The Bank expects the restructuring to be substantially complete by the end of fiscal 2002.

In the third quarter of fiscal 2001, TD Waterhouse announced a restructuring of its operations and pre-tax costs of $54 million were charged to income, primarily for employee severance and real estate rationalization. The Bank expects the restructuring related to TD Waterhouse to be completed during fiscal 2002.

At the time of the acquisition of Newcrest in 2001, the Bank determined it was necessary to restructure the combined operations. Pre-tax restructuring costs of $55 million were charged to income in the first quarter of fiscal 2001, primarily for employee severance. The restructuring was completed by the end of the second quarter of fiscal 2001.

In 2000, following the acquisition of CT, the Bank determined that it was necessary to restructure the combined operations. Pre-tax restructuring costs of $475 million were recorded in the second quarter of fiscal 2000. The restructuring costs relate primarily to severance and employee support costs, branch closures, rationalization of regional and head office space requirements, lease termination, and other expenses. The Bank expects the restructuring related to the acquisition of CT to be substantially complete by the end of fiscal 2002.

As at October 31, 2001, the total unutilized balance of restructuring costs of $337 million shown on the following page was included in other liabilities in the consolidated balance sheet.

(millions of dollars)	Human Resources	Real Estate	Technology	Other	Total
Balance at beginning of year	$ 139	$ 142	$ 29	$ 17	$ 327
Restructuring costs arising during the year					
Newcrest	54	–	–	1	55
TD Waterhouse	12	30	–	12	54
TD Securities	125	4	–	1	130
Amount utilized during the year					
CT	73	31	15	15	134
Newcrest	54	–	–	1	55
TD Waterhouse	10	18	–	11	39
TD Securities	1	–	–	–	1
Balance at end of year	$ 192	$ 127	$ 14	$ 4	$ 337

NOTE 20 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada (Canadian GAAP). Differences at October 31 between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

Net income

(millions of dollars)	**2001**	2000	1999
Net income based on Canadian GAAP	**$ 1,383**	$ 1,025	$ 2,981
Stock-based compensation	**64**	(89)	(130)
Employee future benefits	**5**	(12)	(11)
Restructuring costs	**(50)**	216	–
Loan securitizations	**(3)**	26	9
Non-controlling interest in TD Mortgage Investment Corporation	**(13)**	(12)	(12)
Future income taxes	**54**	(54)	–
Available for sale securities	**(48)**	–	–
Derivative instruments and hedging activities	**142**	–	–
Other	**(3)**	(5)	–
Net income based on U.S. GAAP	**1,531**	1,095	2,837
Preferred dividends	**70**	44	31
Net income applicable to common shares based on U.S. GAAP	**$ 1,461**	$ 1,051	$ 2,806
Basic and diluted earnings per common share – U.S. GAAP	**$ 2.32**	$ 1.69	$ 4.68
– Canadian GAAP	**2.07**	1.56	4.90

Consolidated statement of comprehensive income

(millions of dollars)	**2001**	2000	1999
Net income based on U.S. GAAP	**$ 1,531**	$ 1,095	$ 2,837
Other comprehensive income, net of income taxes			
Net change in unrealized gains and losses on available for sale securities	**55**	246	(35)
Reclassification to earnings in respect of available for sale securities	**48**	–	–
Change in unrealized foreign currency translation gains and losses[1]	**171**	2	(149)
Change in gains and losses on derivative instruments designated as cash flow hedges	**(328)**	–	–
Reclassification to earnings of gains and losses on cash flow hedges	**15**	–	–
Gains arising from adoption of new accounting standard for derivative instruments	**20**	–	–
Comprehensive income	**$ 1,512**	$ 1,343	$ 2,653

[1] Fiscal 2001 includes $278 million of after-tax losses arising from hedges of the Bank's investment positions in foreign operations.

Condensed consolidated balance sheet

(millions of dollars)			2001			2000
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
Assets						
Cash resources	$ 5,945	$ –	$ 5,945	$ 4,187	$ –	$ 4,187
Securities purchased under resale agreements	20,205	–	20,205	13,974	–	13,974
Securities						
Investment	31,010	1,038	32,048	27,090	796	27,886
Trading	66,184	–	66,184	58,297	–	58,297
Loans	128,795	7,442	136,237	120,721	200	120,921
Derivatives' market revaluation	21,435	4,105	25,540	14,258	–	14,258
Goodwill and intangible assets from business combinations	6,616	64	6,680	7,835	71	7,906
Other assets	7,648	50	7,698	18,456	–	18,456
Total assets	$ 287,838	$ 12,699	$ 300,537	$ 264,818	$ 1,067	$ 265,885
Liabilities						
Deposits	$ 193,914	$ –	$ 193,914	$ 185,808	$ –	$ 185,808
Derivatives' market revaluation	21,770	3,867	25,637	12,802	–	12,802
Other liabilities	52,586	8,380	60,966	47,319	623	47,942
Subordinated notes and debentures	4,892	–	4,892	4,883	–	4,883
Non-controlling interest in subsidiaries	1,272	350	1,622	1,656	350	2,006
Total liabilities	274,434	12,597	287,031	252,468	973	253,441
Shareholders' equity						
Preferred shares	1,492	(350)	1,142	1,251	(350)	901
Common shares	2,259	–	2,259	2,060	–	2,060
Retained earnings	9,653	(260)	9,393	9,039	(287)	8,752
Accumulated other comprehensive income						
Net unrealized gains on available for sale securities	–	599	599	–	496	496
Foreign currency translation adjustments	–	406	406	–	235	235
Derivative instruments	–	(293)	(293)	–	–	–
Total shareholders' equity	13,404	102	13,506	12,350	94	12,444
Total liabilities and shareholders' equity	$ 287,838	$ 12,699	$ 300,537	$ 264,818	$ 1,067	$ 265,885

Stock-based compensation

During 1997, the Bank's employee stock option plan administration was modified to allow option holders to elect to receive cash for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under Canadian GAAP, no expenses are recorded and cash payments to option holders are charged to retained earnings on a net of tax basis.

Employee future benefits

Under Canadian GAAP, the Bank adopted the new employee future benefits standard in fiscal 2001 on a retroactive basis without restatement. The new Canadian standard requires the accrual of employee future benefits. Previous Canadian GAAP permitted non-pension benefits to be expensed as paid. U.S. GAAP similarly requires the accrual of employee future benefits. For purposes of U.S. GAAP, the Bank adopted the employee future benefits standard on a prospective basis. Consequently, differences between U.S. and Canadian GAAP continue to remain, as the transitional impacts will be amortized over the expected average remaining service life of the employee group.

Restructuring costs

Under previous Canadian GAAP, restructuring costs incurred in respect of an acquired company could be accrued as a liability provided that a restructuring plan detailing all significant actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. U.S. GAAP and current Canadian GAAP require that restructuring costs related to an acquired company be included as a liability in the allocation of the purchase price, thereby increasing goodwill. U.S. GAAP also requires that all restructuring costs be incurred within one year of a restructuring plan's approval by management and that all employees to be involuntarily terminated be notified of their termination benefit arrangement. In accordance with U.S. GAAP, restructuring costs of $188 million and $55 million after-tax have been recognized during 2001 and 2000, respectively. The restructuring costs under Canadian GAAP amounted to $138 million and $271 million after-tax for 2001 and 2000, respectively.

Loan securitizations

U.S. GAAP and current Canadian GAAP require gains on loan securitizations to be recognized in income immediately. Under previous Canadian GAAP, gains were recognized only when received in cash by the Bank.

During the year, the Bank adopted the new U.S. accounting standard for transfers and servicing of financial assets and extinguishments of liabilities. The principal impact of this new U.S. standard on the Bank's financial statements is to require consolidation of special purpose entities (SPE's) in circumstances where the SPE is considered a single-seller and either its activities are not sufficiently limited or it does not have a minimum 3% external equity investment. Canadian GAAP requires consolidation of such SPE's only when the Bank retains substantially all the residual risks and rewards of the SPE.

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31. The sensitivity analysis is hypothetical and should be used with caution.

Non-controlling interest

Under U.S. GAAP, preferred shares of the Bank's subsidiary, TD Mortgage Investment Corporation, are presented as a non-controlling interest on the consolidated balance sheet, and the net income applicable to the non-controlling interest is presented separately on the consolidated statement of income. Under Canadian GAAP, these preferred shares are included within the total preferred shares presented on the consolidated balance sheet.

Future income taxes

Under Canadian GAAP, the effects of income tax rate reductions are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law.

Investment securities

U.S. GAAP requires that investment securities be classified as either "available for sale" or "held to maturity", and requires available for sale securities to be reported on the balance sheet at their estimated fair values. Unrealized gains and losses arising from changes in fair values of available for sale securities are reported net of income taxes in other comprehensive income. Other than temporary declines in fair value are recorded by transferring the unrealized loss from other comprehensive income to the statement of income. For U.S. GAAP, the Bank accounts for substantially all investment securities as available for sale. Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized based upon expected net realizable values.

(millions of dollars)

2001	Residential mortgage loans	Personal loans
Carrying value of retained interests	$ 239	$ 27
Discount rate	3.8%	4.8%
+10%	$ (1)	$ –
+20%	(2)	–
Prepayment rate	7.0%	20.3%
+10%	$ (2)	$ (2)
+20%	(3)	(4)
Expected credit losses	.2%	1.6%
+10%	$ –	$ (1)
+20%	–	(1)

Derivative instruments and hedging activities

The Bank adopted the new U.S. standard relating to derivative instruments and hedging activities on November 1, 2000 and recorded a cumulative transition adjustment recognizing after-tax gains of $10 million in net income and $20 million in other comprehensive income. U.S. GAAP requires all derivative instruments be reported on the consolidated balance sheet at their fair values, with changes in the fair value for derivatives that are not hedges reported through the consolidated statement of income. U.S. GAAP provides specific guidance on hedge accounting including the measurement of hedge ineffectiveness, limitations on hedging strategies and hedging with intercompany derivatives. For fair value hedges, the Bank is hedging changes in the fair value of assets, liabilities or firm commitments and changes in the fair values of the derivative instruments are recorded in income. For cash flow hedges, the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions and the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in income. Deferred net losses on derivative instruments of $132 million included in other comprehensive income at October 31, 2001 are expected to be reclassified to earnings during the next twelve months. Cash flow hedges also include hedges of certain forecasted transactions up to a maximum of 10 years, although a substantial majority is under 2 years. The ineffective portion of hedging derivative instruments' changes in fair values are immediately recognized in income. For fiscal 2001, under U.S. GAAP, the Bank recognized gains of $13 million for the ineffective portion of cash flow hedges.

Under Canadian GAAP, the Bank recognizes only derivatives used in trading activities at fair value on the consolidated balance sheet, with changes in fair value included in income.

Foreign currency translation adjustments

U.S. GAAP requires foreign currency translation adjustments arising from subsidiaries where the functional currency is other than the Canadian dollar to be presented net of taxes in other comprehensive income, a separate component of shareholders' equity. Under Canadian GAAP, foreign currency translation adjustments are presented in retained earnings.

NOTE 21 Future accounting changes

The effective dates noted below are the dates on which new accounting standards must be implemented. Earlier implementation is permitted and the Bank will assess each standard separately to determine the year of adoption.

Business combinations

Two new related accounting standards on business combinations and goodwill and other intangible assets, have been issued. The new standard on business combinations eliminates the pooling-of-interests accounting method and is applicable to all acquisitions initiated on or after July 1, 2001.

The new standard on goodwill and other intangible assets is effective for fiscal 2003, although earlier adoption effective fiscal 2002 is permitted. The Bank intends to implement the new standard in fiscal 2002. This new standard discontinues the amortization of goodwill and intangible assets with indefinite useful lives. The new standard introduces an annual assessment and recognition of goodwill and indefinite life intangible asset impairment. The Bank is currently reviewing the new accounting standard and its related guidance to determine whether any intangible assets are considered to have indefinite useful lives.

Earnings per share

A new accounting standard on earnings per share has been issued and is effective for fiscal 2002. The new standard harmonizes Canadian GAAP with both U.S. and international accounting standards. The new standard requires the use of the treasury stock method, whereby the proceeds received from the exercise of stock options are assumed to be used to repurchase shares. Under the current imputed earnings approach, the Bank assumes the proceeds are invested to earn a return. The new standard is not expected to have a material impact on reported earnings per share.

Stock-based compensation

A new accounting standard on stock-based compensation has recently been approved by the Accounting Standards Board, which will harmonize Canadian GAAP with U.S. GAAP and is effective for fiscal 2003. The new standard requires that stock appreciation rights be measured at fair value at each reporting date, with the change in fair value reported in the statement of income. The standard encourages but does not require the use of the fair value method for all other stock-based compensation plans. The standard is to be implemented retroactively without restatement at the time of adoption. The Bank is currently reviewing its stock option plan design in the context of the new standard and may modify its stock option plan as a result of this review. Accordingly, the impact of this new standard on the Bank's results cannot be determined at this time.

Principal subsidiaries

(millions of dollars)		As at October 31, 2001
Canadian	Head office	Book value of all shares owned by the Bank
Commercial Mortgage Origination Company of Canada	Toronto, Canada	$ 13
CT Financial Assurance Company	Toronto, Canada	19
First Nations Bank of Canada (89%)	Walpole Island, Canada	8
Meloche Monnex Inc.	Montreal, Canada	163
Primmum Insurance Company	Toronto, Canada	
CT Assurance Agency Inc.	Toronto, Canada	
Meloche Monnex Insurance & Financial Services Inc.	Montreal, Canada	
Meloche Monnex Financial Services Inc.	Montreal, Canada	
Security National Insurance Company	Montreal, Canada	
TD General Insurance Company	Toronto, Canada	
Newcrest Holdings Inc.	Toronto, Canada	68
TD Asset Finance Corp.	Toronto, Canada	–
TD Asset Management Inc.	Toronto, Canada	507
TD Capital Canadian Private Equity Partners Ltd.	Toronto, Canada	–
TD Capital Management L.P.	Toronto, Canada	
TD Capital Group Limited	Toronto, Canada	349
TD Capital Trust	Toronto, Canada	125
TD Direct Insurance Inc.	Toronto, Canada	10
TD Futures Inc.	Toronto, Canada	–
TD Investment Management Inc.	Toronto, Canada	–
TD Life Insurance Company	Toronto, Canada	18
TD MarketSite Inc.	Toronto, Canada	10
TD Mortgage Corporation	Toronto, Canada	8,197
Canada Trustco Mortgage Company	London, Canada	
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	
Canada Trustco International Limited	Bridgetown, Barbados	
CT Corporate Services Inc.	Toronto, Canada	
The Canada Trust Company	Toronto, Canada	
Truscan Property Corporation	Toronto, Canada	
TD Pacific Mortgage Corporation	Toronto, Canada	
TD Mortgage Investment Corporation	Calgary, Canada	88
TD Nordique Inc.	Vancouver, Canada	517
TD Realty Limited	Toronto, Canada	77
TD Securities Inc.	Toronto, Canada	160
1390017 Ontario Limited	Toronto, Canada	–
1390018 Ontario Limited	Toronto, Canada	24

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the issued and outstanding voting shares of the companies listed. Each subsidiary is incorporated in the country in which its head office is located.

(millions of dollars)		As at October 31, 2001
United States	Head office	Book value of all shares owned by the Bank
TD North American Limited Partnership	Delaware, U.S.A.	$ 297
TD Waterhouse Holdings, Inc.	New York, U.S.A.	1,837
CTUSA, Inc.	New Jersey, U.S.A.	
TD Bank USA, FSB	New Jersey, U.S.A.	
TD Waterhouse Bank, N.A.	New Jersey, U.S.A.	
Waterhouse Mortgage Services, Inc.	New Jersey, U.S.A.	
TD Waterhouse Group, Inc. (89.3%)[1]	New York, U.S.A.	
Marketware International, Inc.	New Jersey, U.S.A.	
National Investor Services Corp.	New York, U.S.A.	
TD Waterhouse Advertising, Inc.	New York, U.S.A.	
TD Waterhouse Asset Management, Inc.	New York, U.S.A.	
TD Waterhouse European Acquisition Corporation	New York, U.S.A.	
TD Waterhouse Holdings (Australia) Pty Ltd	Sydney, Australia	
TD Waterhouse Investor Services, Inc.	New York, U.S.A.	
TD Waterhouse Investor Services (Canada) Inc.	Toronto, Canada	
TD Waterhouse Investor Services (Hong Kong) Inc.	Toronto, Canada	
TD Waterhouse Investor Services (Hong Kong) Limited	Hong Kong, China	
TD Waterhouse Investor Services (UK) Limited	London, England	
TD Waterhouse Pacific Ltd	Port Louis, Mauritius	
TD Waterhouse Securities Services (Hong Kong) Limited	Hong Kong, China	
Toronto Dominion Holdings (U.S.A.), Inc.	Houston, U.S.A.	611
TD Securities (USA) Inc.	New York, U.S.A.	
Toronto Dominion Capital (U.S.A.), Inc.	New York, U.S.A.	
Toronto Dominion Investments, Inc.	Houston, U.S.A.	
Toronto Dominion (New York), Inc.	New York, U.S.A.	
Toronto Dominion (Texas), Inc.	Houston, U.S.A.	
Other foreign		
TD Asset Management Limited	London, England	2
TD Asset Management (Luxembourg) S.A. (99.03%)	Luxembourg, Grand Duchy of Luxembourg	6
TD Capital Canadian Private Equity Partners (Barbados) Ltd.	St. Michael, Barbados	–
TD Capital Canadian Private Equity Partners (Barbados) L.P.	St. Michael, Barbados	
TD European Finance Limited	St. Peter Port, Guernsey CI	–
TD Financial International Ltd.	Hamilton, Bermuda	–
TD Reinsurance (Barbados) Inc. (47.78%)	St. Michael, Barbados	
TD Haddington Services B.V.	Amsterdam, The Netherlands	794
Carysforth Investment Limited (70%)	Grand Cayman, Cayman Islands	
TD Guernsey Services Limited	St. Peter Port, Guernsey CI	
TD European Funding Limited	St. Peter Port, Guernsey CI	
Haddington Investments Ltd. (70%)	Grand Cayman, Cayman Islands	794
TD Ireland	Shannon, Ireland	160
TD Global Finance	Dublin, Ireland	
Toronto Dominion Australia Limited	Melbourne, Australia	44
Toronto Dominion Securities Pty. Limited	Melbourne, Australia	
Toronto Dominion Jersey Holdings Limited	St. Helier, Jersey CI	1,692
Toronto Dominion International Inc.	St. Michael, Barbados	228
TD Reinsurance (Barbados) Inc. (52.22%)	St. Michael, Barbados	
TD Trust (Bermuda) Limited	Hamilton, Bermuda	
Toronto Dominion Investments B.V.	Amsterdam, The Netherlands	294
TD Bank Europe Limited	London, England	
Toronto Dominion Holdings (U.K.) Limited	London, England	
TD Securities Limited	London, England	
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	567

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the issued and outstanding voting shares of the companies listed. Each subsidiary is incorporated in the country in which its head office is located.

[1] TD Waterhouse Group, Inc., either directly or indirectly, owns 100% of the issued and outstanding voting shares of its subsidiaries.

Reported quarterly results

	2001				2000			
	Quarter ended				Quarter ended			
	October 31	July 31	April 30	January 31	October 31	July 31	April 30	January 31
(millions of dollars)								
Net interest income (TEB)	**$ 1,341**	**$ 1,147**	**$ 1,088**	**$ 1,060**	$ 1,033	$ 959	$ 994	$ 818
Provision for credit losses	**190**	**190**	**270**	**270**	135	135	135	75
Net interest income after credit loss provision	**1,151**	**957**	**818**	**790**	898	824	859	743
Other income	**1,288**	**1,534**	**1,759**	**1,866**	1,646	1,632	1,843	1,279
Net interest and other income	**2,439**	**2,491**	**2,577**	**2,656**	2,544	2,456	2,702	2,022
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	**1,735**	**1,726**	**1,726**	**1,738**	1,677	1,623	1,773	1,234
Restructuring costs	**130**	**54**	**–**	**55**	–	–	475	–
Income before provision for income taxes	**574**	**711**	**851**	**863**	867	833	454	788
Provision for income taxes (TEB)	**121**	**238**	**225**	**358**	333	300	165	320
Income before non-controlling interest in subsidiaries	**453**	**473**	**626**	**505**	534	533	289	468
Non-controlling interest in net income of subsidiaries	**8**	**6**	**13**	**18**	22	22	23	10
Net income – cash basis[1]	**$ 445**	**$ 467**	**$ 613**	**$ 487**	$ 512	$ 511	$ 266	$ 458
Preferred dividends	**22**	**20**	**21**	**20**	16	16	12	12
Net income applicable to common shares – cash basis	**$ 423**	**$ 447**	**$ 592**	**$ 467**	$ 496	$ 495	$ 254	$ 446
Non-cash goodwill/intangible amortization, net of tax	**220**	**126**	**233**	**50**	257	228	225	12
Net income applicable to common shares – reported basis	**$ 203**	**$ 321**	**$ 359**	**$ 417**	$ 239	$ 267	$ 29	$ 434
Per common share								
Net income – cash basis excluding all special items[2]	**$ .79**	**$ .80**	**$ .84**	**$ .88**	$ .80	$ .80	$ .84	$ .72
Dividends	**.28**	**.28**	**.28**	**.25**	.25	.25	.21	.21
Net income – reported basis	**.32**	**.51**	**.57**	**.67**	.39	.42	.05	.70
Cash return on common shareholders' equity excluding special items[2]	**16.8%**	**17.1%**	**18.7%**	**19.5%**	18.0%	18.1%	19.5%	16.4%
(billions of dollars)								
Average earning assets	**$ 256**	**$ 259**	**$ 252**	**$ 247**	$ 239	$ 246	$ 251	$ 201
Net interest income (TEB) as a % of average earning assets	**2.08%**	**1.76%**	**1.77%**	**1.70%**	1.72%	1.55%	1.61%	1.62%

[1] For details of operating cash basis measurements, see tables 1 and 2 on pages 32 and 33.

[2] Restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in Q4, 2001, TD Waterhouse Group, Inc. in Q3, 2001, the acquisition of Newcrest in Q1, 2001 and the acquisition of Canada Trust in Q2, 2000), the effects of future tax rate reductions on future tax balances in 2001 and the net effect of real estate gains and general provision increases in 2001.

Ten-year statistical review

(millions of dollars)		2001	2000	1999
Consolidated balance sheet	**Assets**			
	Cash resources	$ 5,945	$ 4,187	$ 6,226
	Securities purchased under resale agreements	20,205	13,974	25,708
	Securities	97,194	85,387	69,093
	Loans	68,866	76,321	56,002
	Residential mortgages	50,807	44,400	31,483
	Customers' liability under acceptances	9,122	9,812	9,040
	Trading derivatives' market revaluation[1]	21,435	14,258	9,651
	Goodwill and intangible assets from business combinations	6,616	7,835	909
	Land, buildings, equipment and other assets	7,648	8,644	6,305
	Total	$287,838	$264,818	$214,417
	Liabilities			
	Deposits – personal	$ 95,982	$ 92,488	$ 52,774
	– other	97,932	93,320	87,612
	Acceptances	9,122	9,812	9,040
	Obligations related to securities sold short	21,436	19,007	15,044
	Obligations related to securities sold under repurchase agreements	14,637	8,856	19,241
	Trading derivatives' market revaluation[1]	21,770	12,802	8,473
	Other liabilities	7,391	9,644	7,148
		268,270	245,929	199,332
	Subordinated notes and debentures	4,892	4,883	3,217
	Non-controlling interest in subsidiaries	1,272	1,656	335
	Shareholders' equity			
	Capital stock – preferred	1,492	1,251	833
	– common	2,259	2,060	2,006
	Retained earnings	9,653	9,039	8,694
		13,404	12,350	11,533
	Total	$287,838	$264,818	$214,417
Consolidated statement of income[2]	Interest income	$ 14,471	$ 13,675	$ 10,874
	Interest expense	10,080	10,070	7,893
	Net interest income	4,391	3,605	2,981
	Provision for credit losses	920	480	275
	Net interest income after credit loss provision	3,471	3,125	2,706
	Other income			
	Investment and securities services	2,205	2,640	1,721
	Credit fees	425	545	463
	Net investment securities gains	216	382	362
	Trading income	1,318	1,225	679
	Service charges	589	463	289
	Loan securitizations	272	236	94
	Card services	249	233	190
	Insurance	326	198	65
	Trust fees	86	75	23
	Gains on sale of investment real estate	350	–	–
	Other	411	403	206
		6,447	6,400	4,092
	Net interest and other income	9,918	9,525	6,798
	Special gains[3]	–	–	1,840
	Net interest and other income, including special gains	9,918	9,525	8,638
	Non-interest expenses			
	Salaries and employee benefits	3,708	3,399	2,483
	Occupancy including depreciation	592	498	373
	Equipment including depreciation	656	561	395
	Restructuring costs	239	475	–
	Other	1,969	1,849	1,257
	Non-interest expenses excluding non-cash goodwill/intangible amortization	7,164	6,782	4,508
	Income before provision for income taxes	2,754	2,743	4,130
	Provision for income taxes	697	919	1,100
	Income before non-controlling interest in subsidiaries	2,057	1,824	3,030
	Non-controlling interest in net income of subsidiaries	45	77	5
	Net income – cash basis	2,012	1,747	3,025
	Preferred dividends	83	56	43
	Net income applicable to common shares – cash basis	$ 1,929	$ 1,691	$ 2,982
	Non-cash goodwill/intangible amortization, net of tax	629	722	44
	Net income applicable to common shares – reported basis	$ 1,300	$ 969	$ 2,938

1998	1997	1996	1995	1994	1993	1992
$ 3,079	$ 7,587	$ 5,216	$ 4,351	$ 3,148	$ 1,791	$ 2,523
12,291	23,321	13,063	6,363	2,736	1,537	457
49,719	33,422	24,224	22,128	19,310	13,140	10,852
52,671	49,260	43,767	39,968	40,945	37,041	35,527
32,255	30,442	28,624	26,327	25,180	24,002	18,252
9,948	7,036	6,411	6,297	4,809	4,166	3,960
12,898	6,489	4,653	6,610	–	–	–
958	522	522	–	–	–	–
8,012	5,773	3,817	3,301	3,631	3,334	2,562
$181,831	$163,852	$130,297	$115,345	$ 99,759	$ 85,011	$ 74,133
$ 47,693	$ 44,044	$ 43,546	$ 41,551	$ 41,181	$ 40,394	$ 30,513
72,984	66,582	44,017	39,580	39,282	27,345	29,178
9,948	7,036	6,411	6,297	4,809	4,166	3,960
13,034	9,640	6,363	6,098	1,604	1,131	551
8,421	15,199	11,807	3,627	2,033	1,423	599
12,232	6,485	4,786	6,477	–	–	–
5,380	4,172	4,353	3,258	2,901	3,357	2,757
169,692	153,158	121,283	106,888	91,810	77,816	67,558
3,606	3,391	2,335	2,404	2,510	2,179	1,560
–	–	–	–	–	–	–
845	546	534	535	397	408	456
1,301	1,297	1,305	882	879	877	877
6,387	5,460	4,840	4,636	4,163	3,731	3,682
8,533	7,303	6,679	6,053	5,439	5,016	5,015
$181,831	$163,852	$130,297	$115,345	$ 99,759	$ 85,011	$ 74,133
$ 9,997	$ 7,826	$ 7,322	$ 7,266	$ 5,814	$ 5,385	$ 5,229
7,056	5,004	4,855	4,888	3,363	3,122	3,134
2,941	2,822	2,467	2,378	2,451	2,263	2,095
450	360	152	180	345	600	543
2,491	2,462	2,315	2,198	2,106	1,663	1,552
1,217	952	440	267	230	149	90
403	352	312	289	243	178	171
386	329	103	92	32	(60)	1
298	270	186	150	129	119	84
283	268	260	251	240	231	228
33	–	–	–	–	–	–
180	165	150	133	87	109	96
56	42	31	46	26	17	17
21	30	23	19	18	13	–
–	–	–	–	–	–	–
320	242	244	214	174	184	170
3,197	2,650	1,749	1,461	1,179	940	857
5,688	5,112	4,064	3,659	3,285	2,603	2,409
–	–	–	–	–	–	–
5,688	5,112	4,064	3,659	3,285	2,603	2,409
2,167	1,826	1,452	1,305	1,221	1,061	971
344	313	283	283	276	266	237
335	270	237	216	179	163	154
–	–	–	–	–	140	–
1,042	917	682	609	533	535	412
3,888	3,326	2,654	2,413	2,209	2,165	1,774
1,800	1,786	1,410	1,246	1,076	438	635
617	641	496	452	393	163	227
1,183	1,145	914	794	683	275	408
–	–	–	–	–	–	–
1,183	1,145	914	794	683	275	408
45	31	32	38	40	29	32
$ 1,138	$ 1,114	$ 882	$ 756	$ 643	$ 246	$ 376
62	57	–	–	–	–	–
$ 1,076	$ 1,057	$ 882	$ 756	$ 643	$ 246	$ 376

[1] As the information is not reasonably determinable, amounts for years prior to 1995 have not been restated to reflect the separate reporting of trading derivatives' market revaluation.

[2] Commencing in 1997 the Bank adopted operating cash basis measurements. See tables 1 and 2 on pages 32 and 33 for details.

[3] Special gains on the sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999.

(millions of dollars)			2001	2000	1999
Consolidated statement of changes in shareholders' equity		**Preferred shares**			
		Balance at beginning of year	$ 1,251	$ 833	845
		Proceeds from share issues	225	410	–
		Share redemptions	–	–	–
		Translation adjustment on shares issued in a foreign currency	16	8	(12)
		Balance at end of year	1,492	1,251	833
		Common shares			
		Balance at beginning of year	2,060	2,006	1,301
		Issued on acquisition of subsidiaries	181	41	–
		Proceeds from shares issued for cash	–	–	700
		Proceeds from shares issued on exercise of options	18	13	5
		Shares purchased for cancellation	–	–	–
		Balance at end of year	2,259	2,060	2,006
		Retained earnings			
		Balance at beginning of year	9,039	8,694	6,387
		Net income	1,383	1,025	2,981
		Preferred dividends	(83)	(56)	(43)
		Common dividends	(684)	(572)	(433)
		Foreign currency translation adjustments, net of income taxes	171	2	(149)
		Shares purchased for cancellation	–	–	–
		Stock options settled in cash, net of income taxes	(39)	(41)	(37)
		Obligations arising from adoption of new accounting standard for employee future benefits, net of income taxes	(132)	–	–
		Other	(2)	(13)	(12)
		Balance at end of year	9,653	9,039	8,694
		Total common equity	11,912	11,099	10,700
		Total equity	$ 13,404	$ 12,350	$ 11,533
Other statistics[1]					
Per common share[2]	1	Net income – cash basis excluding special items[3]	$ 3.31	$ 3.16	$ 2.39
	2	Dividends	1.09	.92	.72
	3	Book value	18.97	17.83	17.25
	4	Closing market price	35.94	41.95	33.75
	5	Closing market price to book value	1.89	2.35	1.96
	6	Closing market price appreciation	(14.3)%	24.3%	47.1%
	7	Total market return	(11.7)	27.0	50.2
Performance ratios	8	Cash return on common shareholders' equity excluding special items[3]	18.0%	18.0%	16.7%
	9	Return on risk-weighted assets – cash basis excluding special items[3]	1.68	1.67	1.35
	10	Efficiency ratio[4]	64.5	61.8	62.6
	11	Net interest rate margin (TEB)	1.83	1.63	1.70
	12	Common dividend payout ratio – cash basis excluding special items[3]	33.0	29.2	30.3
	13	Dividend yield[5]	2.7	2.3	2.1
	14	Price earnings ratio – cash basis excluding special items[3]	10.9	13.3	14.1
Asset quality	15	Net impaired loans as a % of net loans[6]	–%	(.1)%	(.3)%
	16	Net impaired loans as a % of common equity	(.4)	(1.4)	(2.4)
	17	Provision for credit losses as a % of net average loans[6]	.71	.39	.28
Capital ratios	18	Tier 1 capital to risk-weighted assets	8.4%	7.2%	10.1%
	19	Total capital to risk-weighted assets	11.9	10.8	13.3
	20	Common equity to total assets	4.1	4.2	5.0
Other	21	Number of common shares outstanding (thousands)[2]	628,451	622,616	620,343
	22	Market capitalization (millions)	$ 22,587	$ 26,119	$ 20,937
	23	Number of employees	45,565	45,026	30,636
	24	Number of domestic retail outlets[7]	1,294	1,357	904
	25	Number of retail brokerage offices	276	292	269
	26	Number of Automated Banking Machines	2,777	2,836	2,164

1998	1997	1996	1995	1994	1993	1992
$ 546	$ 534	$ 535	$ 397	$ 408	$ 456	$ 496
350	–	–	225	234	–	–
(75)	–	–	(85)	(248)	(48)	(40)
24	12	(1)	(2)	3	–	–
845	546	534	535	397	408	456
1,297	1,305	882	879	877	877	877
–	1	459	–	–	–	–
–	–	–	–	–	–	–
4	21	12	3	2	–	–
–	(30)	(48)	–	–	–	–
1,301	1,297	1,305	882	879	877	877
5,460	4,840	4,636	4,163	3,731	3,682	3,505
1,121	1,088	914	794	683	275	408
(45)	(31)	(32)	(38)	(40)	(29)	(32)
(392)	(335)	(302)	(265)	(238)	(229)	(229)
270	120	(8)	(13)	44	26	30
–	(222)	(375)	–	–	–	–
(25)	(6)	–	–	–	–	–
–	–	–	–	–	–	–
(2)	6	7	(5)	(17)	6	–
6,387	5,460	4,840	4,636	4,163	3,731	3,682
7,688	6,757	6,145	5,518	5,042	4,608	4,559
$ 8,533	$ 7,303	$ 6,679	$ 6,053	$ 5,439	$ 5,016	$ 5,015
$ 1.92	$ 1.87	$ 1.48	$ 1.25	$ 1.07	$ .41	$ .62
.66	.56	.50	.44	.39	.38	.38
12.94	11.38	10.15	9.16	8.37	7.65	7.57
22.95	25.83	15.68	11.88	10.25	10.50	9.07
1.77	2.27	1.54	1.30	1.22	1.37	1.20
(11.1)%	64.8%	32.0%	15.9%	(2.4)%	15.9%	(2.0)%
(8.6)	68.3	36.2	20.1	1.4	20.1	2.1
15.9%	17.4%	15.4%	14.3%	13.3%	5.4%	8.4%
1.15	1.18	1.06	.99	.90	.40	.62
63.8	61.2	61.0	60.2	59.6	59.2	57.6
1.95	2.35	2.53	2.65	2.95	3.14	3.48
34.4	30.0	34.3	35.1	37.0	93.0	60.9
2.4	2.7	3.7	4.0	3.8	4.2	4.1
11.9	13.8	10.6	9.5	9.6	25.7	14.5
(.3)%	(.1)%	.4%	1.0%	1.0%	1.9%	2.8%
(3.4)	(1.2)	5.6	12.8	14.4	26.5	34.8
.48	.43	.20	.23	.48	.91	.94
7.2%	6.6%	6.8%	7.4%	6.9%	6.7%	7.4%
11.0	10.2	9.3	10.3	10.2	9.7	9.9
4.2	4.1	4.9	5.1	5.1	5.4	6.2
594,238	593,892	605,406	602,806	602,402	602,180	602,180
$ 13,638	$ 15,337	$ 9,490	$ 7,158	$ 6,175	$ 6,323	$ 5,459
29,236	28,001	26,815	25,413	25,767	25,603	23,514
916	913	947	952	965	967	896
254	198	157	54	41	–	–
2,124	2,038	1,991	1,966	1,891	1,858	1,663

[1] Commencing in 1997 the Bank adopted operating cash basis measurements. See tables 1 and 2 on pages 32 and 33 for details.

[2] Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.

[3] Restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse Group, Inc. in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000), the effects of future tax rate reductions on future tax balances in 2001, the net effect of real estate gains and general provision increases in 2001 and special gains on the sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999.

[4] Efficiency ratio excluding non-cash goodwill/intangible amortization and all special items.

[5] Dividends paid during the year divided by average of high and low common share prices for the year. Yield for 1994 and prior based on dividends paid in the year divided by the opening stock price.

[6] Includes customers' liability under acceptances.

[7] Includes retail bank outlets, private client centres and trust offices.

Board of Directors

This section of our report tells you about our Board of Directors and management, and how they oversee TD Bank Financial Group as a whole.

The Board of Directors and TD management have established sound corporate governance practices that are appropriate for one of the world's leading financial institutions. TD's corporate governance practices are consistent with The Toronto Stock Exchange's Corporate Governance Guidelines. A detailed chart explaining how the corporate governance practices of TD align with these guidelines is contained in the Management Proxy Circular issued in connection with the 2002 Annual Meeting.

Board of Directors

The Board of Directors is responsible for overseeing our management and business affairs and makes all major policy decisions for TD. The Board's objectives are to:

- protect our assets
- assure our viability
- enhance our profitability
- facilitate the development of business
- ensure that our operations are effective.

The Board has established three committees, which you'll find out more about on the following page. The main responsibilities of the Board and its committees are to:

- monitor the effectiveness of our corporate governance practices and approve any changes
- approve and oversee the implementation of our strategies
- approve compensation policies and the compensation of senior officers
- approve operating and capital budgets, as well as specific requests for major capital expenditures
- oversee the identification and management of business risks. You will find more information about managing risk starting on page 24.
- ensure proper financial reporting and that financial control systems are operating, and approve the quality and sufficiency of information provided to the Directors
- review and approve internal controls, including management information systems and audit procedures
- oversee communications with shareholders and other stakeholders
- oversee succession planning and approve succession decisions for senior officers
- establish our general policies.

The Board expects the Chief Executive Officer and other officers to manage all aspects of our business and affairs to achieve our objectives, and rates their performance accordingly. You will find Management's discussion and analysis of our operating performance starting on page 17.

Composition and independence of the Board

The table to the right tells you who our individual Directors are and their principal occupation.

Directors are elected to exercise independent judgment on all issues. As a matter of Bank policy, it is expected that no more than one-third of the Directors are to be affiliated with or related to TD. Currently, we are operating well below our policy expectations since only three of our directors are related to or affiliated with the Bank including Mr. Baillie and Mr. Clark.

The Board and the committees can choose to meet without management present, and the Board's policy is to do so at least four times a year. In these meetings, the Lead Director serves as chair of the meeting. According to our corporate governance policies, the Board, its committees and, with the approval of the Corporate Governance Committee, each Director can retain independent advisors, at TD's expense, on any matter related to TD.

The majority of members of all TD committees are unrelated to TD. In addition, TD officers cannot be appointed to the Audit and Risk Management Committee, Corporate Governance Committee or Management Resources Committee.

Each Director is accountable to shareholders and to the other Directors. Each Director assesses the effectiveness of the Board and its committees annually.

Lead Director

The role of the Lead Director at TD is to facilitate the functioning of the Board of Directors independently of management and to enhance and maintain the quality of corporate governance at TD. The Lead Director serves as an independent contact for other Directors. The Lead Director is selected by non-management members of the Board of Directors and also serves as the Chair of the Corporate Governance Committee.

A. Charles Baillie
Chairman and Chief Executive Officer
The Toronto-Dominion Bank
Toronto

W. Edmund Clark
President and Chief Operating Officer
The Toronto-Dominion Bank
Toronto

Eleanor R. Clitheroe
President and Chief Executive Officer
Hydro One Inc.
Toronto

Marshall A. Cohen*
Counsel
Cassels Brock & Blackwell
Toronto

Wendy K. Dobson
Professor and Director
Institute for International Business
Joseph L. Rotman School of Management
University of Toronto
Toronto

Darren Entwistle
President and Chief Executive Officer
TELUS Corporation
Vancouver

Henry H. Ketcham
Chairman of the Board, President and Chief Executive Officer
West Fraser Timber Co. Ltd.
Vancouver

*Lead Director

Pierre H. Lessard
President and Chief Executive Officer
Metro Inc.
Montréal

Brian F. MacNeill
Chairman of the Board
Petro-Canada
Calgary

Roger Phillips
Corporate Director and retired President and Chief Executive Officer
IPSCO Inc.
Regina

Edward S. Rogers
President and Chief Executive Officer
Rogers Communications Inc.
Toronto

Helen K. Sinclair
Chief Executive Officer
BankWorks Trading Inc.
Toronto

Donald R. Sobey
Chairman
Empire Company Limited
Stellarton

Michael D. Sopko
Chairman
Inco Limited
Toronto

John M. Thompson
Vice Chairman of the Board
IBM Corporation
Armonk

Richard M. Thomson
Former Chairman and Chief Executive Officer
The Toronto-Dominion Bank
Toronto

Shareholder inquiries

Our Shareholder Relations department provides information to shareholders and responds to their inquiries. Shareholder inquiries or suggestions are forwarded to the appropriate committee or person. Turn to page 85 to find out how to contact us. We have also appointed an Ombudsman to assist customers who feel that an issue remains unresolved after going through their local branch and divisional offices. The Ombudsman's office provides an independent and impartial review of issues between TD and its customers.

Committees of the Board

The table below tells you about the members and responsibilities of each committee of the Board of Directors.

COMMITTEE	MEMBERS	RESPONSIBILITIES
Audit and Risk Management	**Wendy K. Dobson** (Chair) **Darren Entwistle** **Brian F. MacNeill** **Henry H. Ketcham** **Pierre H. Lessard** **Helen K. Sinclair**	• Reviews TD's financial statements before the Board approves them • Evaluates and approves internal control procedures • Reviews any investments and transactions that could adversely affect TD's well-being • Reviews and approves policies and procedures relating to certain Canada Deposit Insurance Corporation (CDIC) Standards • Monitors TD's risk management systems and performance and regulatory compliance program • Reviews procedures for and approves transactions with related parties to TD, as defined by the Bank Act, and ensures that any transaction that has a material effect on TD's stability or solvency is identified • Monitors procedures to resolve conflict of interest situations and to restrict the use of confidential information • Monitors procedures relating to disclosure of information to TD's customers that is required by the Bank Act The committee meets regularly with the shareholders' auditors, the Superintendent of Financial Institutions Canada, TD's Chief Financial Officer, Executive Vice President, Group Risk Management, Chief Auditor and Senior Vice President, Compliance in carrying out its duties.
Corporate Governance	**Marshall A. Cohen** (Chair) **Eleanor R. Clitheroe** **Pierre H. Lessard** **Edward S. Rogers** **Michael D. Sopko**	• Responsible for corporate governance issues, including structures and procedures for the independent functioning of the Board • Recommends criteria for the composition of the Board and committees and the number of Directors • Identifies candidates for the Board and reviews their qualifications and recommends candidates • Provides an orientation program for new Directors and ongoing education for Directors • Reviews the position description for Directors • Keeps abreast of the latest regulatory requirements, trends and guidance in corporate governance and updates the Board • Assesses annually the effectiveness of the Board (including reviewing the annual evaluation by the Directors), its committees and the contribution of each Director • Monitors the functions of TD's Ombudsman • Reviews and approves changes to procedures to resolve conflict of interest, to disclose information to TD customers and to restrict the use of confidential information
Management Resources	**John M. Thompson** (Chair) **Marshall A. Cohen** **Brian F. MacNeill** **Roger Phillips** **Donald R. Sobey**	• Reviews and approves executive and director compensation policies and practices, and TD's benefit plans either on its own or in conjunction with the Board • Reviews significant organizational changes • Monitors succession planning • Reviews and recommends to the Board candidates for senior officer appointments • Recommends to the Board terms and conditions of any incentive or deferred compensation plan for TD's officers • Reviews executive pension plans and loans to senior officers • Reviews the Chief Executive Officer's position description and objectives

Senior Officers

Chairman and Chief Executive Officer
A. Charles Baillie
Toronto

President and Chief Operating Officer
W. Edmund Clark[1]
Toronto

VICE CHAIRS:

Vice Chair
Stephen D. McDonald
New York, New York

Vice Chair
Donald A. Wright
Toronto

EXECUTIVE VICE PRESIDENTS:

T. Christian Armstrong[1]
Toronto

Allen W. Bell
Oakville

Robert E. Dorrance[1, 2]
Toronto

Bernard Dorval[1]
Toronto

Michael A. Foulkes
Toronto

J. David Livingston
Toronto

Michael W. MacBain[2]
Toronto

Robert F. MacLellan
Toronto

Daniel A. Marinangeli
Toronto

Christopher A. Montague[1]
Oakville

Frank J. Petrilli
Irvington, New York

Andrea S. Rosen
Toronto

Thomas R. Spencer
Toronto

Fredric Tomczyk[1]
London

Diane E. Walker[1]
New York, New York

SENIOR VICE PRESIDENTS:

Chief Administrative Officer and Chief Financial Officer, TD Securities
Riaz Ahmed
Oakville

Investment Banking, TD Securities
Rod Ashtaryeh[3]
New York, New York

Assistant General Counsel, Legal
Robert M. Aziz[1]
Oakville

e.Bank, TD Canada Trust
Cathy L. Backman
Toronto

GTA Suburban Region, Retail Distribution, TD Canada Trust
Joan D. Beckett[1]
Toronto

TD Securities
Peter A. Bethlenfalvy
New York, New York

Investment Banking, TD Securities
Julian M. Bott
New York, New York

Investment Banking, TD Securities
Pierre De Guise Boulanger
Singapore

Human Resources, TD Canada Trust
Richard Campbell[3]
Toronto

Ontario Central Region, Retail Distribution, TD Canada Trust
John Capozzolo[1,3]
Toronto

Computing Services, Group Operations
James E. Chamberlain
Oakville

Chief Credit Officer, Group Risk Management
Mark R. Chauvin
Burlington

Greater Toronto Area District, Commercial Banking
James E. Coccimiglio
Pickering

Investment Banking, TD Securities
John F. Coombs
Toronto

Marketing Planning, Marketing
Barbara I. Cromb
Toronto

Investment Banking, TD Securities
Ian S. Crowe
Darien, Connecticut

Group Operations
John T. Davies
Mississauga

Core Banking and Small *Business, Retail Banking* Products and Insurance, TD Canada Trust
Suzanne Deuel
Toronto

Commercial Banking
Robin A. Dines
Pickering

Ontario Southwest Region, *Retail Distribution,* TD Canada Trust
Alexandra P. Dousmanis-Curtis
London

TD Waterhouse Bank N.V.
Kenneth L. Dowd
Manchester, England

Chief Economist, TD Economics
Don Drummond[1]
Toronto

Western District, Commercial Banking
Christopher D. Dyrda
Calgary

Ombudsman
David M. Fisher
Burlington

King and Bay/ National Accounts, Commercial Banking
Gary Flowers
Mississauga

Project Director, TD Bank USA, e.Bank, TD Canada Trust
Gordon E. Forfar
Thornhill

Investment Banking, TD Securities
Steven H. Fryer
Templestowe, Australia

TD Mutual Funds, TD Asset Management
Stephen Geist[1]
Puslinch

Chief Technology Officer, Group Operations
Stephen L. Gesner
Oakville

Government and Financial Institutions, Group Risk Management
Nadine M. Gilchrist
Toronto

Credit Portfolio Management, TD Securities
Elizabeth Gile[1,3]
New York, New York

Group Human Resources
Brian J. Haier
Toronto

TD Waterhouse Bank, North America, e.Bank, TD Canada Trust
Robert A. Hamilton
Toronto

TD Waterhouse Investor Services (USA) Inc.
Janet M. Hawkins[1]
New York, New York

U.S.A. Region, TD Securities
P. Joseph Hegener[3]
Darien, Connecticut

Personal Lending and Visa, Retail Banking Products and Insurance, *TD Canada Trust*
Timothy D. Hockey[1]
Mississauga

Central Canada Region, Retail Distribution, TD Canada Trust
Brian Hornung[1]
Winnipeg

Compliance
Geoffrey Horrocks
Mississauga

e.Bank, TD Canada Trust
Charles A. Hounsell[1]
London

Finance, TD Canada Trust
Paul W. Huyer
Toronto

Foreign Exchange and Money Markets, TD Securities
Martine Irman
Toronto

Treasury and Balance Sheet Management, Group Finance
Alan Jette[1]
Toronto

Financial Planning and Analysis, Group Finance
David E. Kay
Ajax

TD Life Group, Retail Banking Products and Insurance, TD Canada Trust
Sean E. Kilburn
Toronto

Quebec District, Commercial Banking
Louis Lariviere
Brossard

Quebec Region, Retail Distribution, TD Canada Trust
Robert R. Laverdure
Westmount

TD Evergreen, TD Wealth Management
Peter H. Lee
Toronto

Real Estate Secured Lending, Retail Banking Products and Insurance, TD Canada Trust
Richard A. Lunny
Toronto

Investment Banking, TD Securities
John B. MacIntyre
Toronto

Derivative Products, TD Securities
Jason A. Marks[3]
Toronto

TD Waterhouse Investor Services (Europe) Inc.
Bharat Masrani
London, England

Private Client Group, TD Wealth Management
Margo M. McConvey
Mississauga

Ontario East Region, Retail Distribution, TD Canada Trust
Ron McInnis[3]
Ottawa

Market Risk Policy, *Group Risk Management*
Nico Meijer[1]
Toronto

Investment Banking, TD Securities
Patrick B. Meneley[1,3]
Toronto

Advertising and Marketing Services, Marketing
Dominic Mercuri[1]
Burlington

Atlantic Region, Retail Distribution, TD Canada Trust
David I. Morton
Bedford

TD MarketSite, Commercial Banking
Somasundar K. Mosur
Mississauga

TD Waterhouse Investor Services (Canada) Inc.
Gerard J. O'Mahoney
Oakville

Credit Adjudication and Portfolio Management, Retail Banking Products and Insurance, TD Canada Trust
Dwight P. O'Neill[1]
Toronto

TD Quantitative Capital, TD Asset Management
Barbara F. Palk
Toronto

Corporate and Public Affairs
Kerry A. Peacock[1]
Toronto

Private Asset Management, TD Asset Management
John R. Pepperell
Toronto

TD Waterhouse Investor Services (UK) Inc.
Tim Pinnington[1]
Manchester, England

Pacific Region, Retail Distribution, TD Canada Trust
Suzanne E. Poole
Vancouver

Chief Auditor, Audit
Pankaj Puri
Toronto

Group Human Resources
S. Kenneth Pustai[1]
Oakville

Development Services, *Group Operations*
Claudia Radasanu
Toronto

Portfolio Management and Research, TD Asset Management
Satish C. Rai
Pickering

Corporate Credit, Group Risk Management
Lisa A. Reikman
Toronto

TD Waterhouse Investor Services (Canada) Inc.
John G. See
Oakville

Branch Services, Retail Banking Products *and Insurance,* TD Canada Trust
Bruce M. Shirreff
Toronto

Credit Risk Strategy, Group Risk Management
J. David Sloan
Toronto

Retail Sales and Service, Retail Distribution, TD Canada Trust
John D. Steep[1]
Toronto

Private Client Group, TD Wealth Management
Robert Strickland
Toronto

Alberta Region, Retail Distribution, TD Canada Trust
R. Iain Strump
Calgary

TD Waterhouse Investor Services (Australia) Inc.
Ian B. Struthers
Singapore

TD Meloche Monnex Inc., Retail Banking Products and Insurance, TD Canada Trust
Alain Thibault[1]
Outremont

Private Equity, TD Securities
Natalie Townsend
Toronto

TD Securities
Lance D. Uggla
St. Albans, England

Commercial Credit, Group Risk Management
Paul I. Verwymeren
Burlington

Ontario District, Commercial Banking
Michael F. Walzak
Oakville

GTA Central Region, Retail Distribution, TD Canada Trust
M. Suellen Wiles[1]
Mississauga

All of the senior officers listed have held management or senior management positions with the Bank for the past five years. The list of senior officers above includes their municipality of residence. This listing is as of February 1, 2002.

[1] These senior officers have not been with the Bank for the past five years. Each have previously held management or senior management positions with another financial institution, investment counsellor, public relations firm or law firm during the past five years.

[2] Appointment effective November 15, 2001.

[3] Appointment effective December 13, 2001.

Shareholder and investor information

General information

Head Office
Address:
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario
M5K 1A2
(416) 982-8222

Fax:
(416) 982-5671

Telex
General: 06524267
Answerback: Torbadom Tor

Cable address:
Torbadom, Toronto

Products and services:
Contact TD Canada Trust, 24 hours a day, seven days a week
1-866-567-8888

French:
1-800-895-4463

Cantonese/Mandarin:
1-800-387-2828

Telephone device for the deaf:
1-800-361-1180

General and financial:
Contact Corporate and Public Affairs, (416) 982-8578

Internet web site:
www.td.com

Internet e-mail:
customer.service@td.com

Please be advised that the internet is not a secure medium, therefore confidentiality and security cannot be ensured for information transmitted over it. The Toronto-Dominion Bank and its subsidiaries will not be responsible for any damages you may suffer if you use the internet to transmit confidential or sensitive information via e-mail to us or to request and receive such information from us.

Annual meeting

April 11, 2002
10:30 a.m.
World Trade and Convention Centre
Halifax, Nova Scotia

Auditors

Ernst & Young LLP
PricewaterhouseCoopers LLP

Shareholder services

Shareholder inquiries:
Any written inquiries other than change of address or change in registration of shares may be directed to The Secretary, Head Office.

Shareholders may call the Shareholder Relations department at (416) 944-5743 or toll-free at 1-866-756-8936.

Shareholder information is available by calling toll-free in Canada or the United States **1-800-4NEWS-TD** (1-800-463-9783); in Toronto, call (416) **982-NEWS** [(416) 982-6397] or (416) 944-5743 or 1-866-756-8936 toll-free.

Change of address or change in registration:
Please write to the Bank's transfer agent.

Transfer agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
(800) 387-0825
(416) 643-5500
www.cibcmellon.com or
inquiries@cibcmellon.com

Co-transfer agent and registrar:
Mellon Investor Services LLC
Overpeck Center
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 370-1163

Shareholder service agent in Japan:
Mizuho Trust & Banking Co., Ltd.
1–17–7, Saga, Koto-ku
Tokyo, Japan
135-8722

Financial mailing list:
The Bank maintains a mailing list so non-registered shareholders can receive quarterly financial statements and the Annual Report. To add your name to this list, please write the Bank's transfer agent.

Duplicate mailings:
Some shareholders may receive more than one copy of publications such as quarterly financial statements and the Annual Report. Shareholders who receive duplicate mailings are asked to call the Shareholder Relations department.

Market listings

The Toronto-Dominion Bank common stock is listed on:
The Toronto Stock Exchange
The London Stock Exchange
The New York Stock Exchange
The Tokyo Stock Exchange

The Toronto-Dominion Bank preferred stock with a ticker symbol is listed on The Toronto Stock Exchange.

The Preferred Shares, Series A ("HYBRIDS") of TD Mortgage Investment Corporation are listed on The Toronto Stock Exchange.

The Capital Trust Securities ("TDCaTS") of TD Capital Trust are listed on The Toronto Stock Exchange.

A number of deposit notes issued by the Bank and guaranteed notes issued by the Bank's wholly-owned subsidiaries are listed on one of:
Luxembourg Stock Exchange
The London Stock Exchange
The Irish Stock Exchange.

Dividends

Direct dividend depositing:
All shareholders may have their dividends deposited directly to any bank account in Canada or the United States. For this service, please write to the Bank's transfer agent or call the Shareholder Relations department.

U.S. dollar dividends:
Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the Bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by writing to the Bank's transfer agent or calling the Shareholder Relations department. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after record date, or as otherwise advised by the Bank.

Dividend Reinvestment Plan

For information regarding the Bank's Dividend Reinvestment Plan, please contact our Shareholder Relations department, our transfer agent or visit our website at td.com.

Debenture services

Trustee for debentures:
Trust Company of Canada
Computershare Inc.
Corporate Trust Services
100 University Avenue, 11th Floor
Toronto, Ontario
M5J 2Y1

Stock information	Ticker symbol	CUSIP no.
Common Shares	TD	891160 50 9
Non-cumulative Redeemable Class A First Preferred Shares, Series G	TD.PR.U	891160 87 1
Non-cumulative Redeemable Class A First Preferred Shares, Series H	TD.PR.H	891160 85 5
Non-cumulative Redeemable Class A First Preferred Shares, Series I		891160 77 2
Non-cumulative Redeemable Class A First Preferred Shares, Series J	TD.PR.J	891160 79 8
Non-cumulative Redeemable Class A First Preferred Shares, Series K	TD.PR.K	891160 76 4
Non-cumulative Redeemable Class A First Preferred Shares, Series L	TD.PR.V	891160 75 6
TD Mortgage Investment Corporation HYBRIDS	TDB.M	871949 AA 1
TD Capital Trust Capital Trust Securities TDCaTS	TDD.M	87807M AA 1

Vous pouvez vous procurer des exemplaires français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2

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トロント・ドミニオン
銀行東京支店
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19504

www.td.com

TD Bank Financial Group offers a full range of financial services and products to over 13 million customers in Canada and around the world through TD Bank and its subsidiaries. The Toronto-Dominion Bank, also referred to as "TD Bank" or "TD", is collectively with its subsidiaries referred to as "TD Bank Financial Group."

TD Bank Financial Group is one of the top online financial service providers in the world. We serve more than 3.5 million customers over the internet. On October 31, 2001, TD was the second largest bank in Canada in terms of market capitalization.

TD Bank is a Schedule 1 chartered bank subject to the provisions of the Bank Act of Canada. It was formed on February 1, 1955 through the amalgamation of The Bank of Toronto, chartered in 1855, and The Dominion Bank, chartered in 1869. TD Bank is headquartered in Toronto, Canada.

Our common stock is listed on The Toronto Stock Exchange, The London Stock Exchange, The New York Stock Exchange and The Tokyo Stock Exchange. Symbol: TD

ANNUAL INFORMATION FORM

TD BANK

THE TORONTO-DOMINION BANK

Toronto-Dominion Centre

Toronto, Ontario, Canada

M5K 1A2

February 26, 2002

Distribution Notice

When this form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents incorporated into it by reference.

Portions of the Annual Information Form ("**AIF**") are disclosed in the following documents and are incorporated by reference into the AIF:

(i) Annual Report to Shareholders for the year ended October 31, 2001 ("**Annual Report**"); and

(ii) Management Proxy Circular dated as of January 28, 2002 ("**Proxy Circular**").

FINANCIAL DATA:

Except as otherwise noted, all information is given at, or for the fiscal year ended, October 31, 2001. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions (Canada).

CORPORATE STRUCTURE

Name and Incorporation

The Toronto-Dominion Bank, also referred to as "TD Bank" or "TD", and collectively with its subsidiaries referred to as "TD Bank Financial Group", a chartered bank subject to the provisions of the *Bank Act* of Canada (the "**Bank Act**"), was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). TD's head office is located at Toronto-Dominion Centre, 55 King Street West, Toronto, Ontario, M5K 1A2.

Intercorporate Relationships

As of the date hereof, TD, either directly or through its subsidiaries, owns 100% of the non-voting securities of the principal subsidiaries listed on pages 75 - 76 of the Annual Report, except the non-voting securities of TD Mortgage Investment Corporation, TD Capital Trust and First Nations Bank of Canada and except certain securities of TD Capital Management L.P., TD Capital Canadian Private Equity Partners (Barbados) L.P. and TD European Funding Limited.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2001, TD was the second largest Canadian bank in terms of market capitalization. From 1998 to 2001, TD's assets have grown on average 16.7% annually to a total of $287.8 billion at the end of fiscal 2001. TD Bank Financial Group offers a full range of financial products and services to approximately 13 million customers in Canada and around the world. TD Bank Financial Group is organized into four main businesses: TD Canada Trust, providing personal and commercial banking services in Canada; TD Securities, providing corporate and investment banking services in Canada, the U.S. and abroad; TD Waterhouse, providing brokerage services to self-directed investors in Canada, the U.S. and abroad; and TD Wealth Management, providing investment management services in Canada. For additional information on TD's businesses, see pages 7-14 of the Annual Report.

In August, 1999, TD announced its intention of acquiring Canada Trust. Throughout fiscal 2000, integration of Canada Trust was a major focus for TD, with most head office functions, the self-directed brokerage and the mutual fund operations all merged during the year. In fourth quarter of 2001, TD completed the integration of virtually all elements of TD and Canada Trust, including the integration of branches under the TD Canada Trust banner and the consolidation of our telephone and web banking services.

NARRATIVE DESCRIPTION OF THE BUSINESS

Competition

TD is subject to intense competition in all aspects and areas of its business from banks and other domestic and foreign financial institutions and from non-financial institutions, including retail stores that maintain their own personal credit programs and governmental agencies that make available loans to certain borrowers. Competition has increased in recent years in many areas in which TD operates, in substantial part because other types of financial institutions and other entities have begun to engage in activities traditionally engaged in only by banks. Many of these competitors are not subject to regulation as extensive as that under the Bank Act and, thus, may have competitive advantages over TD in certain respects.

Reorganizations

In November, 2001, TD announced the successful completion of its tender offer, through its wholly owned subsidiary, TD Waterhouse Holdings, Inc., for all of the approximately 12% of the outstanding shares of TD Waterhouse Group, Inc.'s common stock that TD and TD Waterhouse Holdings, Inc. did not already own.

DIRECTORS AND OFFICERS

The discussions under the headings 'Board of Directors', 'Committees of the Board' and 'Senior Officers' appearing on pages 82-84 of the Annual Report are incorporated by reference into this AIF. Executive officers of TD are those officers performing a policy-making function and the senior officers listed under the heading 'Senior Officers' in the Annual Report include, but are not limited to, the executive officers referred to herein.

Shareholdings of Directors and Executive Officers

As at October 31, 2001, the directors and executive officers of TD as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than one percent of the outstanding common shares of TD.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, TD confirms that:

(i) in the last ten years, no director or executive officer of TD is or has been a director or executive officer of another issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order under Canadian securities legislation for a period of more than 30 consecutive days or (b) became bankrupt or made a bankruptcy related proposal or was subject to proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except Mr. Pierre Lessard who is a director of CINAR Corporation the shares of which were suspended from trading on The Toronto Stock Exchange for more than 30 consecutive days and have been delisted on The Toronto Stock Exchange and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements and Mr. Edward Rogers who was a director of Excite@Home Corporation which filed for relief under Chapter 11 of the U.S. Bankruptcy Code in the fall of 2001;

(ii) no director or executive officer of TD has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority. No director or executive officer has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

(iii) no director or executive officer of TD nor any personal holding company controlled by such person has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

(iv) no director or officer has any direct or indirect material interest in respect of any matter that has materially affected or will materially affect TD or any of its subsidiaries.

ADDITIONAL INFORMATION

TD will provide to any person or company upon request to the Executive Vice President, General Counsel and Secretary of TD at the head office of TD: (a) when the securities of TD are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a proposed distribution of its securities, (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form, (ii) one copy of the comparative financial statements of TD for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditors, and one copy of the most recent interim financial statements of TD, if any, filed for any period after the end of its most recently completed financial year, (iii) one copy of the Proxy Circular of TD in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or (b) at any other time, one copy of any documents referred to in (a)(i), (ii) and (iii) above, provided TD may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of TD.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of TD's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Proxy Circular. Additional financial information is provided in TD's comparative financial statements for its year ended October 31, 2001, as contained in the Annual Report.

Forwarding-Looking Statements

This AIF may contain or incorporate by reference forward-looking statements, including statements regarding the business and anticipated financial performance of TD. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where TD operates.

TD BANK

FORM 40-F

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to enquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 26, 2002

By: [signature]
Name: Christopher A. Montague
Title: Executive Vice President, General Counsel and Secretary

Exhibit No. 1

Independent Auditors' Report

Independent auditors' report to the directors

We have audited the consolidated balance sheets of The Toronto-Dominion Bank as at October 31, 2001 and 2000, and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2001 in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
November 15, 2001

Comments by auditor for U.S. readers on Canada-U.S. reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of The Toronto-Dominion Bank's financial statements, such as the change described in Note 1(o) to the consolidated financial statements. Our report to the directors dated November 15, 2001 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
November 15, 2001

Exhibit No. 2

Consent of Independent Auditors

We consent to the use of our report dated November 15, 2001 on the consolidated balance sheets of The Toronto-Dominion Bank as at October 31, 2001 and 2000 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended October 31, 2001 in this Annual Report (Form 40-F).

Ernst + Young LLP

February 26, 2002
Toronto, Canada

Ernst & Young LLP

Exhibit No. 3

Consent of Auditors

We consent to the use of our report dated November 15, 2001 on the consolidated balance sheet of The Toronto-Dominion Bank as at October 31, 2001 and the consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended in this Annual Report (Form 40-F).

February 26, 2002	Ernst + Young LLP	PricewaterhouseCoopers LLP
Toronto, Canada	Ernst & Young LLP	PricewaterhouseCoopers LLP

Exhibit No. 4

Consent of Auditors

We consent to the use of our report dated November 16, 2000 on the consolidated balance sheets of The Toronto-Dominion Bank as at October 31, 2000 and 1999 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, and to the use of our report dated November 18, 1999 on the consolidated balance sheet of the Toronto-Dominion Bank as at October 31, 1999 and the consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, in this Annual Report (Form 40-F).

February 26, 2002
Toronto, Canada

Ernst & Young LLP

Ernst & Young LLP

KPMG LLP

KPMG LLP